    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 20, 2000



                                                      REGISTRATION NO. 333-47428

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 1


                                       TO

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                              FIFTH THIRD BANCORP
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

               OHIO                               6711                            31-0854434
 (State or other jurisdiction of      (Primary Standard Industrial             (I.R.S. Employer
  incorporation or organization)      Classification Code Number)            Identification No.)

                            ------------------------
                   FIFTH THIRD CENTER, CINCINNATI, OHIO 45263
                                 (513) 579-5300
  (Address, including Zip Code, and telephone number, including area code, of registrant's principal executive offices)
                            ------------------------

                             PAUL L. REYNOLDS, ESQ.
                              FIFTH THIRD BANCORP
                            38 FOUNTAIN SQUARE PLAZA
                             CINCINNATI, OHIO 45263
                                 (513) 579-5300
                              (513) 744-6757 (FAX)
(Name, address, including Zip Code and telephone number, including area code, of agent for service)
                            ------------------------

                          Copies of Communications to:

             RICHARD G. SCHMALZL, ESQ.                           JAMES S. FLEISCHER, P.C.
               H. SAMUEL LIND, ESQ.                               MICHAEL S. SADOW, P.C.
            GRAYDON HEAD & RITCHEY LLP                        SILVER, FREEDMAN & TAFF, L.L.P.
              1900 FIFTH THIRD CENTER                                    SUITE 700
                 511 WALNUT STREET                              1100 NEW YORK AVENUE, N.W.
              CINCINNATI, OHIO 45202                              WASHINGTON, D.C. 20005
                  (513) 621-6464                                      (202) 414-6100
               (513) 651-3836 (FAX)                                (202) 682-0354 (FAX)

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC: As soon as practicable after this registration statement becomes effective and upon the effective time of the merger of Ottawa Financial Corporation with and into the Registrant pursuant to the affiliation agreement described in the enclosed proxy statement/prospectus included as Part I of this registration statement.

    If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]


    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]



    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the registration statement number of the earlier effective registration statement for the same offering. [ ]


THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                 SUBJECT TO COMPLETION, DATED OCTOBER 20, 2000

             ------------------------------------------------------

                PROXY STATEMENT FOR OTTAWA FINANCIAL CORPORATION

                                SPECIAL MEETING
             ------------------------------------------------------

                       PROSPECTUS OF FIFTH THIRD BANCORP
             ------------------------------------------------------

     The boards of directors of Ottawa Financial Corporation and Fifth Third Bancorp have agreed that Fifth Third will acquire Ottawa in a merger. If the merger is completed, each outstanding share of Ottawa common stock will be exchanged for .54 of a share of Fifth Third common stock if the average closing price of a share of Fifth Third common stock for the 20 consecutive trading days ending on the fifth day before the effective time of the merger is at least $40.75. If the average closing price is less than $40.75, then each outstanding share of Ottawa common stock will be exchanged for that number of shares or fraction of a share of Fifth Third common stock as is determined by dividing $22.01 by the average closing price. In either case, cash will be paid in lieu of issuing fractional shares. The board of directors of Ottawa believes that the merger is in Ottawa's and your best interests.

     The merger cannot be completed unless the shareholders of Ottawa adopt the affiliation agreement. Ottawa has scheduled a special meeting for its shareholders to vote on the affiliation agreement. The date, time and place of the special meeting are as follows:

                        3:00 p.m., Eastern Standard Time

                               November 21, 2000

                       Holiday Inn and Conference Center
                              650 East 24th Street
                               Holland, Michigan


     Whether or not you plan to attend the special meeting, please take the time to vote by completing and mailing the enclosed proxy card to us. Alternatively, if you are a registered holder, you may vote over the Internet or by telephone by following the instructions set forth on the proxy card. YOUR VOTE IS VERY IMPORTANT.


     Ottawa common stock is traded on the Nasdaq National Market under the symbol "OFCP."

     Fifth Third common stock is traded on the Nasdaq National Market under the symbol "FITB."
             ------------------------------------------------------


     FOR A DESCRIPTION OF CERTAIN SIGNIFICANT CONSIDERATIONS IN CONNECTION WITH THE MERGER AND RELATED MATTERS DESCRIBED IN THIS DOCUMENT, SEE "RISK FACTORS" BEGINNING ON PAGE 9.

             ------------------------------------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
             ------------------------------------------------------

     THE SHARES OF FIFTH THIRD COMMON STOCK ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF ANY BANK OR SAVINGS ASSOCIATION AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.
             ------------------------------------------------------

     THE INFORMATION IN THIS DOCUMENT IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT ISSUE THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS DOCUMENT IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.
             ------------------------------------------------------


        The date of this proxy statement/prospectus is October   , 2000

                               TABLE OF CONTENTS


                                                                PAGE
                                                                ----
QUESTIONS AND ANSWERS ABOUT THE MERGER......................      1

SUMMARY.....................................................      3

RISK FACTORS................................................      9

FORWARD-LOOKING STATEMENTS..................................     10

THE SPECIAL MEETING.........................................     11
  Purpose of the Meeting....................................     11
  Voting and Revocability of Proxies........................     11
  Vote Required.............................................     12
  Solicitation of Proxies...................................     12

PROPOSAL -- MERGER OF OTTAWA INTO FIFTH THIRD...............     13
  Structure of the Merger...................................     13
  Corporate Governance......................................     13
  Merger Consideration......................................     13
  No Fractional Shares......................................     13
  Effective Time of the Merger..............................     13
  Exchange of Certificates..................................     14
  Background of the Merger..................................     14
  Recommendation of the Ottawa Board of Directors and
     Reasons for the Merger.................................     16
  Opinion of Ottawa's Financial Advisor.....................     17
  Federal Income Tax Consequences...........................     19
  Accounting Treatment......................................     21
  Resale of Fifth Third Common Stock by Affiliates..........     21
  No Appraisal Rights.......................................     22

TERMS OF THE AFFILIATION AGREEMENT..........................     22
  Representations and Warranties............................     22
  Conduct Pending Merger....................................     23
  Conditions to Closing.....................................     24
  Termination; Amendment; Waiver............................     24
  Interests of Certain Persons in the Merger................     25
  Effect on Ottawa Employees................................     27

FIFTH THIRD BANCORP.........................................     28
  Description of Business...................................     28
  Additional Information....................................     28

OTTAWA FINANCIAL CORPORATION................................     29
  Description of Business...................................     29
  Additional Information....................................     29

UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION.........     30

SELECTED HISTORICAL FINANCIAL DATA OF FIFTH THIRD...........     36

SELECTED HISTORICAL FINANCIAL DATA OF OTTAWA................     38

DESCRIPTION OF CAPITAL STOCK AND COMPARATIVE RIGHTS OF
  SHAREHOLDERS..............................................     40
  Voting Rights.............................................     40
  Dividends.................................................     41

                                                                PAGE
                                                                ----
  Preemptive Rights.........................................     42
  Rights Upon Liquidation...................................     42
  Indemnification and Personal Liability of Directors and
     Officers...............................................     42
  Shareholders' Meetings; Quorum............................     42
  Qualification of Directors................................     43
  Removal of Directors......................................     43
  Amendment to Charter Documents............................     43
  Vacancies on the Board of Directors.......................     44
  Advance Notice Requirements for New Business and
     Nominations of Directors at Meetings of Shareholders...     45
  Subscription, Conversion, Redemption Rights; Stock
     Nonassessable..........................................     46
  Approval of Mergers, Consolidations or Sale of Assets.....     46
  Change-of-Control Provisions..............................     46
  Consideration of Non-Shareholder Interests................     49

REGULATION OF FINANCIAL INSTITUTIONS........................     49
  Holding Company Regulation................................     50
  Capital Requirements......................................     51
  Regulation of Depository Institutions.....................     52

LEGAL MATTERS...............................................     52

EXPERTS.....................................................     52

WHERE YOU CAN FIND MORE INFORMATION.........................     53

ANNEXES:

Annex A:            Affiliation Agreement dated as of August 31, 2000 by and
                    between Fifth Third Bancorp and Ottawa Financial Corporation
                    (excluding exhibits)
Annex B:            Fairness Opinion of Keefe, Bruyette & Woods, Inc.

                     QUESTIONS AND ANSWERS ABOUT THE MERGER

Q: WHY DO OTTAWA AND FIFTH THIRD WANT TO MERGE?

A: The Ottawa board of directors believes that you will benefit by becoming a shareholder of Fifth Third, which has a strong financial performance record. The Ottawa board also believes that you will benefit from the opportunity for potential future appreciation of Fifth Third common stock. Fifth Third wants to better serve its customers in Ottawa's service areas and to expand Fifth Third's presence in those markets.

Q: WHAT WILL I RECEIVE FOR MY OTTAWA SHARES?


A: You will receive .54 of a share of Fifth Third common stock for each share of Ottawa common stock that you own at the effective time of the merger if the average closing price of a share of Fifth Third common stock for the 20 consecutive trading days ending on the fifth day before the effective time of the merger is at least $40.75. If the average closing price is less than $40.75, you will receive for each share of Ottawa common stock that you own at the effective time of the merger that number of shares or fraction of a share of Fifth Third common stock as is determined by dividing $22.01 by the average closing price. Fifth Third will not issue any fractional shares. Instead, you will receive cash in lieu of any fractional share owed to you in an amount based on the average closing price of Fifth Third common stock before the effective date of the merger. As of the close of business on October 18, 2000, the market value of .54 of a share of Fifth Third common stock was $28.08. The market value of the shares of Fifth Third common stock that you will receive in the merger will fluctuate both before and after the merger.


Q: WILL I RECEIVE DIVIDENDS ON MY OTTAWA SHARES BEFORE THE MERGER AND WHAT
   HAPPENS TO MY FUTURE DIVIDENDS?

A: The affiliation agreement permits Ottawa to pay, prior to completion of the merger, regular quarterly cash dividends to its shareholders not to exceed $0.12 per share. Fifth Third and Ottawa have agreed in the affiliation agreement to coordinate declaring dividends and the related record dates and payment dates so that Ottawa shareholders do not receive two dividends, or fail to receive one dividend, for any single calendar quarter with respect to their Ottawa shares and the Fifth Third shares to be received in the merger.


   Fifth Third has paid regular quarterly cash dividends on Fifth Third common stock. For the third quarter of 2000, Fifth Third paid a cash dividend of $0.18 per share. Based on an exchange ratio of .54 shares of Fifth Third common stock for each share of Ottawa common stock, this would have equated to a cash dividend of $0.0972 per share of Ottawa common stock. The payment of dividends by Fifth Third in the future must be approved and declared by Fifth Third's board of directors and will depend on Fifth Third's business conditions, financial condition and earnings, and other factors. For information on recent cash dividends paid by Fifth Third and Ottawa, see page 7 of this document.


Q: WHEN DO YOU EXPECT THE MERGER TO BE COMPLETED?

A: We hope to complete the merger as soon as possible after the shareholders' meeting, assuming the required shareholder approval is obtained. The merger is also subject to the approval of federal and state banking regulatory authorities and the satisfaction of other closing conditions.

Q: WHEN AND WHERE WILL THE SPECIAL MEETING TAKE PLACE?


A: The special meeting will be held at 3:00 p.m., Eastern Standard Time, on November 21, 2000, at Holiday Inn and Conference Center, 650 East 24th Street, Holland, Michigan.


Q: WHO MUST ADOPT THE AFFILIATION AGREEMENT?


A: Holders of a majority of the outstanding shares of Ottawa common stock as of the close of business on October 2, 2000 must adopt the affiliation agreement.


Q: WHAT DO I NEED TO DO NOW?


A: After reviewing this document, submit your proxy, either by executing and returning the enclosed proxy card or, if you are a registered holder, by voting electronically via the Internet or by telephone. By submitting your proxy, you authorize the individuals named in the proxy to represent you and vote your shares at the meeting in accordance with your instructions. These persons also may vote your shares to adjourn the meeting from time to time and will be authorized to vote your shares at any adjournments of the meeting. YOUR PROXY VOTE IS IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE SUBMIT YOUR PROXY PROMPTLY EITHER IN THE ENCLOSED ENVELOPE, VIA THE INTERNET OR BY TELEPHONE.



Q: CAN I VOTE BY TELEPHONE OR ON THE INTERNET IF I AM NOT A REGISTERED
   SHAREHOLDER?


A: If your shares are held in "street name" by a broker or other nominee, you should check the voting form used by that firm to determine whether you will be able to vote by telephone or on the Internet.


Q: HOW WILL MY SHARES BE VOTED IF I RETURN A BLANK PROXY CARD?

A: If you sign, date and send in your proxy card and do not indicate how you want to vote, your proxies will be counted as a vote in favor of adoption of the affiliation agreement.

Q: WHAT WILL BE THE EFFECT IF I DO NOT VOTE?


A: Your failure to vote will have the same effect as if you voted against the affiliation agreement.


Q: CAN I VOTE MY SHARES IN PERSON?

A: Yes, if you own your shares in certificate form. You may attend the special meeting and vote your shares in person rather than signing and mailing your proxy card. However, in order to ensure that your vote is counted at the special meeting we recommend that you sign, date and promptly mail the enclosed proxy card.


Q: CAN I CHANGE MY MIND AND REVOKE MY PROXY?



A: Yes, you may revoke your proxy and change your vote at any time before the polls close at the meeting by:



     - signing another proxy with a later date;



     - voting by telephone or on the Internet - your latest telephone or Internet vote will be counted;



     - giving written notice of the revocation of your proxy to the Secretary of Ottawa prior to the meeting; or


     - voting in person at the special meeting.


Q: IF MY SHARES ARE HELD IN "STREET NAME" BY MY BROKER, WILL MY BROKER VOTE MY
   SHARES FOR ME?

A: Your broker will vote your shares only if you instruct your broker on how to vote. Your broker will send you directions on how you can instruct your broker to vote. Your broker cannot vote your shares without instructions from you.

Q: SHOULD I SEND IN MY STOCK CERTIFICATES NOW?

A: No. If the merger is completed, we will send you written instructions for exchanging your stock certificates.

Q: WHO CAN ANSWER MY QUESTIONS ABOUT THE MERGER?

A: If you have more questions about the merger, please contact Ottawa's proxy solicitor, Regan & Associates, Inc., at 1-800-737-3426.

                                    SUMMARY


     This summary highlights selected information from this document and may not contain all of the information that is important to you. To understand the merger fully and for a more complete description of the legal terms of the merger, you should read carefully this entire document, including the annexes, and the other documents we refer to. For more information about Fifth Third and Ottawa, see "Where You Can Find More Information" (page 53).


                                 THE COMPANIES

FIFTH THIRD BANCORP
38 FOUNTAIN SQUARE PLAZA
CINCINNATI, OHIO 45263
(513) 579-5300

     Fifth Third is a registered financial holding company, incorporated under Ohio law, which conducts its principal activities through its banking and non-banking subsidiaries. Fifth Third's ten subsidiary depository institutions operate a general banking business from 639 offices located throughout Ohio, Indiana, Kentucky, Illinois, Michigan, Florida and Arizona. At June 30, 2000, on a consolidated basis, Fifth Third had assets of approximately $44.7 billion, deposits of approximately $27.5 billion and shareholders' equity of approximately $4.3 billion. Fifth Third common stock is traded on the Nasdaq National Market under the symbol "FITB."

OTTAWA FINANCIAL CORPORATION
245 CENTRAL AVENUE
HOLLAND, MICHIGAN 49423
(616) 393-7002

     Ottawa is a unitary savings and loan holding company incorporated under Delaware law. Ottawa owns all of the stock of AmeriBank, a Michigan chartered savings bank, which is headquartered in Holland, Michigan. AmeriBank operates its 27 banking offices located in the Western Michigan counties of Allegan, Kent, Muskegon, Newaygo, Oceana and Ottawa. At June 30, 2000, Ottawa, on a consolidated basis, had assets of approximately $1.1 billion, deposits of approximately $738.1 million and shareholders' equity of approximately $79.9 million. Ottawa common stock is traded on the Nasdaq National Market under the symbol "OFCP."

                                   THE MERGER

     Pursuant to the affiliation agreement between Ottawa and Fifth Third dated as of August 31, 2000, at the effective time of the merger, Ottawa will merge with and into Fifth Third. Fifth Third will issue shares of its common stock to the existing shareholders of Ottawa in exchange for their shares of Ottawa common stock. Simultaneously with the merger, we anticipate that AmeriBank will merge with and into Fifth Third Bank, Indiana.

                        OTTAWA SHAREHOLDERS WILL RECEIVE
                        FIFTH THIRD STOCK IN THE MERGER


     If the merger is completed, you will have the right to receive .54 of a share of Fifth Third common stock for each share of Ottawa common stock that you own as of the effective time of the merger if the average closing price of a share of Fifth Third common stock for the 20 consecutive trading days ending on the fifth day before the effective time of the merger is at least $40.75. If the average closing price is less than $40.75, you will receive for each share of Ottawa common stock that you own at the effective time of the merger that number of shares or fraction of a share of Fifth Third common stock as is determined by dividing $22.01 by the average closing price calculated as described above. Based on the $53.03 average closing price per share of Fifth Third common stock on the Nasdaq National Market for the 20 trading days prior to and including October 18, 2000, the exchange ratio would be .54 of a share of Fifth Third common stock for each share of Ottawa common stock. Based on the $52.00 closing price per share of the Fifth Third common stock on October 18, 2000, the value of .54 of a share of Fifth Third common stock was $28.08.


     The number of shares of Fifth Third common stock you will receive in the merger is also subject to adjustments for stock dividends and similar events before the merger is completed. Such adjustments will not alter the value of the exchange ratio, but the value of the shares of Fifth Third common stock to be issued in the merger will fluctuate from time to time.

                      NO FRACTIONAL SHARES WILL BE ISSUED

     Fifth Third will not issue any fractional shares. Instead, you will receive cash in lieu of any fractional share of Fifth Third common stock owed to you in an amount based on the average closing price of Fifth Third common stock for a specified number of days before the date on which the merger occurs.

                         TAX CONSEQUENCES OF THE MERGER


     The exchange of shares is expected to be tax-free to you for federal income tax purposes, except for taxes payable on any cash you receive in lieu of fractional shares. The expected material federal income tax consequences are set out in greater detail on page 19.


     Tax matters are very complicated and the tax consequences of the merger to you will depend on the facts of your own situation. You are urged to consult your tax advisor for a full understanding of the tax consequences of the merger to you.

                             REASONS FOR THE MERGER

     The Ottawa board believes that in the rapidly changing environment of the banking industry, Ottawa's long-term goal of enhancing shareholder value will be reached by merging with Fifth Third. In addition, the Ottawa board believes that the customers and community served by Ottawa will benefit from the merger.


     You can find a more detailed discussion of the background to the affiliation agreement and Ottawa's and Fifth Third's reasons for the merger in this document under "Proposal-Merger of Ottawa into Fifth Third- Background of the Merger" beginning on page 14 and "-Recommendation of the Ottawa Board of Directors and Reasons for the Merger" beginning on page 16.


                          OPINION OF FINANCIAL ADVISOR

     Among other factors considered in deciding to approve the merger, the Ottawa board of directors received the opinion of its financial advisor, Keefe, Bruyette & Woods, Inc. that, as of August 31, 2000 (the date of the Ottawa board's vote on the merger), the merger consideration was fair to the holders of Ottawa common stock from a financial point of view. We have attached a copy of this opinion to this proxy statement/ prospectus as Annex B. You should read this opinion completely to understand the assumptions made, matters considered and limitations of the review undertaken by Keefe, Bruyette & Woods in providing its opinion.

                     RECOMMENDATION TO OTTAWA SHAREHOLDERS

     The Ottawa board unanimously recommends that you vote FOR adoption of the affiliation agreement.

                              THE SPECIAL MEETING


     A special meeting of the Ottawa shareholders will be held at 3:00 p.m., Eastern Standard Time, on November 21, 2000, at the Holiday Inn and Conference Center, 650 East 24th Street, Holland, Michigan. Holders of Ottawa common stock outstanding as of the close of business on October 2, 2000 are entitled to vote at the special meeting and will be asked to consider and vote upon:


     - the adoption of the affiliation agreement; and

     - any other matters as are properly presented at the special meeting.

     As of the date of this document, the Ottawa board does not know of any other matters that will be presented at the special meeting.

                                 VOTE REQUIRED

     At the special meeting, the affiliation agreement must be adopted by the affirmative vote of at least a majority of the shares of Ottawa common stock outstanding at the close of business on October 2, 2000.

     Adoption of the affiliation agreement will also authorize the Ottawa board to exercise its discretion on whether to proceed with the merger in the event Ottawa has the right to terminate the affiliation agreement. This determination may be made without notice to, or the resolicitation of proxies from, the Ottawa shareholders.

                          SHARE OWNERSHIP OF OTTAWA'S
                            MANAGEMENT AND DIRECTORS

     On October 2, 2000, the record date for the special meeting, directors and executive officers of Ottawa and their affiliates beneficially owned and were entitled to vote 810,971 shares of Ottawa common stock, or 12.06% of the Ottawa shares outstanding on that date. The Ottawa directors have indicated that they intend to vote all 547,687 shares of Ottawa common stock owned of record by them in favor of the proposal to adopt the affiliation agreement. Ottawa believes its executive officers intend to vote in favor of the proposal to adopt the affiliation agreement.

                 OWNERSHIP OF FIFTH THIRD FOLLOWING THE MERGER

     Based on the number of shares of Fifth Third common stock and Ottawa common stock and options to purchase Ottawa common stock outstanding on the record date, Fifth Third would issue approximately 4.04 million shares of its common stock to Ottawa shareholders in the merger. This would constitute less than 1% of the outstanding stock of Fifth Third immediately after the merger.

                            CONDITIONS TO THE MERGER

     Fifth Third and Ottawa will complete the merger only if certain conditions are satisfied. Some of these conditions include:

     - the adoption of the affiliation agreement by Ottawa shareholders; and

     - the receipt of certain regulatory approvals under federal and state banking laws and the expiration of any waiting periods.

     Some of the conditions to the merger may be waived by the company entitled to assert the condition.

                               RIGHT TO TERMINATE

     The boards of directors of Fifth Third and Ottawa may jointly agree in writing to terminate the affiliation agreement without completing the merger. In addition, either company can individually terminate the affiliation agreement prior to the completion of the merger if:

     - the other party materially breaches any of the representations or warranties it made or materially fails to comply with any of its obligations under the affiliation agreement;

     - the merger is not completed by February 28, 2001;

     - the parties do not obtain the required regulatory approvals;

     - Ottawa's shareholders do not adopt the affiliation agreement; or

     - other conditions to closing the merger have not been satisfied.

                   INTERESTS OF CERTAIN PERSONS IN THE MERGER


     When considering the Ottawa board's recommendation that Ottawa shareholders vote to adopt the affiliation agreement and the merger, you should be aware that certain Ottawa directors and officers may have interests in the merger that are different from, or in addition to, yours. These interests exist because of the rights that these directors and executive officers have under the terms of their Ottawa benefit and compensation plans and also, in the case of the executive officers, under the terms of various agreements with Ottawa and under the terms of the affiliation agreement. These agreements provide some executive officers with severance benefits under specified circumstances following the merger. Some plans provide for accelerated vesting of stock options. These interests also arise from provisions of the affiliation agreement relating to director and officer indemnification and insurance, and employment arrangements and employee benefits after the merger.


     The members of Ottawa's board of directors knew about and considered these additional interests when they approved the affiliation agreement.

OTTAWA EMPLOYMENT AND SEVERANCE AGREEMENT PAYMENTS.

     In lieu of any other severance benefits provided in employment or severance agreements with Ottawa or in the affiliation agreement, Fifth Third will pay Douglas J. Iverson, Ronald L. Haan and Jon W. Swets an aggregate of $1.9 million.

FIFTH THIRD EMPLOYMENT ARRANGEMENTS.

     Fifth Third has indicated that it will employ each of Mr. Iverson and Mr. Haan as an executive vice president of Fifth Third Bank, Indiana (Northern). Both Mr. Iverson and Mr. Haan will be at-will employees. Although neither Mr. Iverson nor Mr. Haan will be signing an employment agreement with Fifth Third, it is currently anticipated that each one of them will sign a compensation agreement with Fifth Third on completion of the merger. Each compensation agreement is currently contemplated to contain various competition restrictions and will provide for a signing bonus, stock options and a noncompetition payment.

BOARD MEMBER COMPENSATION.

     Fifth Third has indicated that all of the members of the Ottawa board of directors will be appointed to the affiliate board of Fifth Third Bank, Indiana (Northern). The non-employee members of this affiliate board will receive the same remuneration as the other non-employee members for their service, which includes fees for meeting attendance and stock options.

STOCK OPTIONS.


     Upon adoption of the affiliation agreement by Ottawa's shareholders, all outstanding awards, options or other rights to purchase Ottawa common stock under Ottawa's stock option plan will vest, become immediately exercisable and, upon completion of the merger, will become options to purchase Fifth Third common stock.


INDEMNIFICATION AND LIABILITY INSURANCE.

     Fifth Third will assume all provisions for indemnification now existing in favor of the directors and officers of Ottawa and its subsidiaries. Fifth Third also will purchase and keep in effect for a two-year period, a policy of directors' and officers' liability insurance providing coverage for acts or omissions of the type currently covered by Ottawa's existing directors' and officers' liability insurance for acts or omissions occurring at or prior to the merger as long as such coverage may be obtained on a commercially reasonable basis.

                           EFFECT ON OTTAWA EMPLOYEES

     Fifth Third shall consider employing as many of the employees of Ottawa who desire employment within the Fifth Third holding company system as possible, to the extent of available positions and consistent with Fifth Third's standard staffing levels and personnel policies.

     Fifth Third shall provide each of the full-time employees of Ottawa who become employees of Fifth Third at or immediately subsequent to the merger with an opportunity to participate in all employee benefit plans sponsored by Fifth Third on the same terms and to the same extent as similarly situated employees of Fifth Third. Under each employee benefit plan sponsored or maintained by Fifth Third in which these employees participate, prior service with Ottawa shall be taken into account for purposes of eligibility, vesting and the accrual of benefits.

                              NO APPRAISAL RIGHTS

     Ottawa is a Delaware corporation. Under Delaware law, shareholders of Ottawa will not have any right to an appraisal of the "fair value" of their shares as a result of, or in connection with, the merger.

                                   ACCOUNTING

     The merger will be accounted for as a "purchase" as such term is used under generally accepted accounting principles.

COMPARATIVE MARKET PRICES AND DIVIDENDS


     Fifth Third and Ottawa common stock are both traded on the Nasdaq National Market under the symbols "FITB" and "OFCP," respectively. On August 30, 2000, the business day immediately preceding the public announcement of the execution of the affiliation agreement setting forth the terms of the merger, and on October 18, 2000, the most recent practicable date prior to the printing of this document, the market prices of Fifth Third common stock and Ottawa common stock and the equivalent price per share of Ottawa common stock giving effect to the merger were as follows:



                                                              AUGUST 30, 2000    OCTOBER 18, 2000
                                                              ---------------    ----------------
Fifth Third
  Common Stock..............................................      $44.38              $52.00
  (Closing sales price)
Ottawa
  Common Stock..............................................      $20.50              $27.31
  (Closing sales price)
Equivalent Price Per Share of Ottawa Common Stock...........      $23.96              $28.08



     The "Equivalent Price Per Share of Ottawa Common Stock" at each specified date in the immediately preceding table represents the closing sales price of a share of Fifth Third common stock on that date multiplied by the exchange ratio of .54, which is the number of shares of Fifth Third common stock that an Ottawa shareholder would receive for each share of Ottawa common stock owned. See "Proposal -- Merger of Ottawa into Fifth Third -- Merger Consideration" on page 13 for details regarding adjustments to this exchange ratio. Shareholders should obtain current market quotations for shares of Fifth Third common stock and Ottawa common stock prior to making any decisions with respect to the merger.


     The following table sets forth (in per share amounts), for the calendar quarters indicated, the high and low sales prices and the cash dividends declared during each quarterly period. These amounts have been retroactively adjusted to reflect, in the case of Fifth Third, the 3-for-2 stock split effected in the form of a stock dividend paid July 14, 2000 and, in the case of Ottawa, the 10% stock dividend paid on June 30, 2000:


                                      FIFTH THIRD COMMON STOCK            OTTAWA COMMON STOCK
                                    -----------------------------    -----------------------------
                                                        DIVIDENDS                        DIVIDENDS
                                     HIGH      LOW      DECLARED      HIGH      LOW      DECLARED
                                    ------    ------    ---------    ------    ------    ---------
1998:
  First Quarter...................  $39.22    $33.00     $0.113      $25.73    $20.85     $0.073
  Second Quarter..................   42.08     31.67      0.113       22.54     21.41      0.073
  Third Quarter...................   44.83     32.83      0.113       21.79     17.77      0.082
  Fourth Quarter..................   49.42     33.54      0.133       19.83     15.29      0.091
1999:
  First Quarter...................   50.29     41.58      0.133       20.04     17.05      0.091
  Second Quarter..................   49.50     41.08      0.133       20.11     16.74      0.100
  Third Quarter...................   46.58     39.08      0.160       21.36     18.07      0.109
  Fourth Quarter..................   50.29     38.58      0.160       18.98     15.80      0.109
2000:
  First Quarter...................   48.50     29.33      0.160       16.70     12.95      0.109
  Second Quarter..................   48.00     37.75      0.180       19.60     15.46      0.120
  Third Quarter...................   54.75     40.94      0.180       28.94     15.25      0.120
  Fourth Quarter
     (through October 18, 2000)...   57.88     48.63         --       30.88     25.31         --

COMPARATIVE PER SHARE DATA


     The following table sets forth certain per share information for both Fifth Third and Ottawa at the dates indicated and for the periods then ended. The equivalent per share information is based on an exchange ratio of .54 of a share of Fifth Third common stock for each share of Ottawa common stock. See
"Proposal -- Merger of Ottawa into Fifth Third -- Merger Consideration" on page 13 for details regarding adjustments to this exchange ratio. Neither Ottawa nor Fifth Third can give any assurances that the following table will accurately reflect figures and values applicable at the date of completion of the merger.


                                                                                      EQUIVALENT SHARES
                                                                                      BASIS -- .54 OF A
                                                                                          SHARE OF
                                    FIFTH THIRD                       OTTAWA             FIFTH THIRD
                       --------------------------------------    -----------------      COMMON STOCK
                          HISTORICAL            PRO FORMA           HISTORICAL            PRO FORMA
                       -----------------    -----------------    -----------------    -----------------
                       BASIC     DILUTED    BASIC     DILUTED    BASIC     DILUTED    BASIC     DILUTED
                       ------    -------    ------    -------    ------    -------    ------    -------
EARNINGS PER SHARE
Six Months Ended June
  30, 2000:            $ 0.86    $ 0.85     $ 0.86     $0.84     $ 0.70     $0.67     $ 0.46     $0.45
Twelve Months Ended
  December 31, 1999:   $ 1.46    $ 1.43     $ 1.45     $1.42     $ 1.45     $1.37     $ 0.78     $0.77
CASH DIVIDENDS
  DECLARED PER SHARE
Six Months Ended June
  30, 2000:            $0.340        --     $0.340        --     $0.229        --     $0.184        --
Twelve Months Ended
  December 31, 1999:   $0.586        --     $0.586        --     $0.409        --     $0.316        --
BOOK VALUE PER SHARE
At June 30, 2000:      $ 9.30        --     $ 9.27        --     $12.10        --     $ 5.01        --
At December 31, 1999:  $ 8.80        --     $ 8.77        --     $11.61        --     $ 4.74        --

                                  RISK FACTORS

     In making your determination as to how to vote on the merger, you should consider the following factors:

RISKS RELATING TO THE MERGER

  THE MERGER CONSIDERATION IS NOT FIXED AND MAY FLUCTUATE OVER TIME.


     The number of shares and value of the Fifth Third common stock to be received by you in the merger will depend on the market price of shares of Fifth Third common stock prior to and at the effective time of the merger. The market price of Fifth Third common stock is subject to change at all times based on the future financial condition and operating results of Fifth Third, future market conditions and other factors. On August 30, 2000, the business day immediately preceding public announcement of the merger, Fifth Third's common stock closed at $44.38. On October 18, 2000, Fifth Third's common stock closed at $52.00. The market price of Fifth Third common stock at and after the effective time of the merger may be substantially higher or lower than recent prices. You are advised to obtain current market quotations for Fifth Third common stock.


  OTTAWA'S SHAREHOLDERS WILL NOT CONTROL FIFTH THIRD'S FUTURE OPERATIONS.

     Ottawa's shareholders collectively own 100% of Ottawa and, in the aggregate, have the absolute power to approve or reject any matters requiring the adoption or approval of shareholders under Delaware law and Ottawa's certificate of incorporation. After the merger, Ottawa's shareholders in the aggregate will hold less than 1% of the outstanding shares of Fifth Third common stock. Accordingly, even if all of the former Ottawa shareholders voted in concert on all matters presented to Fifth Third's shareholders from time to time, the former Ottawa shareholders will not likely have a significant impact on whether future Fifth Third proposals are approved or rejected.

  CERTAIN DIRECTORS AND EXECUTIVE OFFICERS OF OTTAWA WILL RECEIVE BENEFITS IN THE MERGER IN ADDITION TO THE MERGER CONSIDERATION RECEIVED BY ALL OTHER OTTAWA SHAREHOLDERS.

     Certain officers and directors of Ottawa will receive severance payments, employment arrangements, signing bonuses, noncompetition payments and stock options in connection with the merger. In addition, Ottawa's directors will have an opportunity to serve on the affiliate board of Fifth Third Bank, Indiana (Northern) and receive payments and stock options for their service. See "Terms of the Affiliation Agreement -- Interests of Certain Persons in the Merger." Accordingly, Ottawa's directors and certain executive officers may have interests in the merger that are different from, or in addition to, yours.

  THE VALUE OF OTTAWA COMMON STOCK MAY VARY IN THE FUTURE.

     If the merger is not completed, the value of Ottawa common stock could increase or decrease in the future. Such value could be either higher or lower than the merger consideration being offered by Fifth Third in the merger.

POST MERGER RISKS

  FIFTH THIRD'S FUTURE ACQUISITIONS WILL DILUTE YOUR OWNERSHIP OF FIFTH THIRD AND MAY CAUSE FIFTH THIRD TO BECOME MORE SUSCEPTIBLE TO ADVERSE ECONOMIC EVENTS.

     Future business acquisitions could be material to Fifth Third. Fifth Third may issue additional shares of common stock to pay for those acquisitions, which would dilute your ownership interest. Acquisitions also could require Fifth Third to use substantial cash or other liquid assets or to incur debt. In those events, Fifth Third could become more susceptible to economic downturns and competitive pressures.

  IF FIFTH THIRD DOES NOT ADJUST TO RAPID CHANGES IN THE FINANCIAL SERVICES INDUSTRY, ITS FINANCIAL PERFORMANCE MAY SUFFER.

     Fifth Third's ability to maintain its history of strong financial performance and return on investment to shareholders will depend in part on Fifth Third's ability to expand its scope of available financial services as needed to meet the needs and demands of its customers. In addition to the challenge of attracting and retaining customers for traditional banking services, Fifth Third's competitors now include securities dealers, brokers, mortgage bankers, investment advisors and finance and insurance companies who seek to offer one-stop financial services to their customers that may include services that banks have not been able or allowed to offer to their customers in the past. The increasingly competitive environment is a result primarily of changes in regulation, changes in technology and product delivery systems and the accelerating pace of consolidation among financial service providers.

  DIFFICULTIES IN COMBINING THE OPERATIONS OF ACQUIRED ENTITIES WITH FIFTH THIRD'S OWN OPERATIONS MAY PREVENT FIFTH THIRD FROM ACHIEVING THE EXPECTED BENEFITS FROM ITS ACQUISITIONS.

     Fifth Third may not be able to achieve fully the strategic objectives and operating efficiencies in all of its acquisitions, including Ottawa. Inherent uncertainties exist in integrating the operations of an acquired company into Fifth Third. In addition, the markets and industries in which Fifth Third operates are highly competitive. Fifth Third also may lose key personnel, either from the acquired entities or from itself, as a result of acquisitions. These factors could contribute to Fifth Third not achieving the expected benefits from its acquisitions within the desired time frames, if at all.

  FUTURE GOVERNMENTAL REGULATION AND LEGISLATION COULD LIMIT FIFTH THIRD'S FUTURE GROWTH.

     Fifth Third and its subsidiaries are subject to extensive state and federal regulation, supervision and legislation that govern almost all aspects of the operations of Fifth Third and its subsidiaries. These laws may change from time to time and are primarily intended for the protection of consumers, depositors and the deposit insurance funds. The impact of any changes to these laws may negatively impact Fifth Third's ability to expand its services and to increase the value of its business. While we cannot predict what effect any presently contemplated or future changes in the laws or regulations or their interpretations would have on Fifth Third, these changes could be materially adverse to Fifth Third's shareholders.

  CHANGES IN INTEREST RATES COULD REDUCE FIFTH THIRD'S INCOME AND CASH FLOWS.

     Fifth Third's income and cash flows depend to a great extent on the difference between the interest rates earned on interest-earning assets such as loans and investment securities, and the interest rates paid on interest-bearing liabilities such as deposits and borrowings. These rates are highly sensitive to many factors which are beyond Fifth Third's control, including general economic conditions and the policies of various governmental and regulatory agencies, in particular, the Federal Reserve Board. Changes in monetary policy, including changes in interest rates, will influence the origination of loans, the purchase of investments, the generation of deposits and the rates received on loans and investment securities and paid on deposits. Fluctuations in these areas may adversely affect Fifth Third.

                           FORWARD-LOOKING STATEMENTS


     This document, including information incorporated by reference into this document, contains or may contain forward-looking statements about Fifth Third, Ottawa and the combined company which we believe are within the meaning of the Private Securities Litigation Reform Act of 1995. This document contains certain forward-looking statements with respect to the financial condition, results of operations, plans, objectives, future performance and business of Fifth Third, including statements preceded by, followed by or that include the words "believes," "expects," "anticipates" or similar expressions. These forward-looking statements involve certain risks and uncertainties. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, among others, those risks discussed above. Further information on other factors which could effect the financial results of Fifth Third after the merger are included in the SEC filings incorporated by reference into this document. See "Where You Can Find More Information" on page 53.

                              THE SPECIAL MEETING


     This document and the accompanying proxy card are being furnished to you in connection with the solicitation by the board of directors of Ottawa of proxies to be used at the special meeting to be held at 3:00 p.m., Eastern Standard Time, on November 21, 2000, at the Holiday Inn and Conference Center, 650 East 24th Street, Holland, Michigan, and at any adjournments thereof. This document, the enclosed notice of Ottawa's special meeting and proxy card are first being sent to you on or about October 23, 2000.


PURPOSE OF THE MEETING

     The purpose of the special meeting of Ottawa's shareholders is to approve the proposal to adopt the affiliation agreement relating to the merger of Ottawa with and into Fifth Third and other transactions contemplated thereby. Ottawa shareholders also may consider and vote upon such other matters as are properly brought before the special meeting, including a proposal to adjourn the special meeting to permit further solicitation of proxies by the Ottawa board in the event that there are not sufficient votes to approve the proposal to adopt the affiliation agreement at the time of the special meeting. However, no proxy which is voted against the adoption of the affiliation agreement will be voted in favor of adjournment to solicit further proxies for such proposal. As of the date of this document, the Ottawa board knows of no business that will be presented for consideration at the special meeting, other than matters described in this document.

VOTING AND REVOCABILITY OF PROXIES


     The Ottawa board of directors has fixed the close of business on October 2, 2000 as the record date for shareholders entitled to notice of and to vote at the special meeting. Only holders of record of Ottawa common stock on that record date are entitled to notice of and to vote at the special meeting. Each share of Ottawa common stock you own entitles you to one vote. On the record date, 6,724,105 shares of Ottawa common stock were outstanding and entitled to vote at the special meeting, held by approximately 1,803 shareholders of record.



     You may vote at the special meeting using any one of the following methods:



     - You May Vote by Mail. If you properly complete and sign the accompanying proxy card and return it in the enclosed envelope, it will be voted in accordance with your instructions. The enclosed envelope requires no additional postage if mailed in the United States.



     - You May Vote by Telephone. If you are a registered shareholder, that is, if you hold your stock in your own name, you may vote by telephone by following the instructions included on the proxy card. If you vote by telephone, you do not have to mail in your proxy card.



     - You May Vote on the Internet. If you are a registered shareholder, that is, if you hold your stock in your own name, you may vote on the Internet by following the instructions included on the proxy card. If you vote on the Internet, you do not have to mail in your proxy card.



     - You May Vote in Person at the Meeting. If you plan to attend the special meeting and wish to vote in person, we will give you a ballot at the special meeting. However, if your shares are held in the name of your broker, bank or other nominee, you will need to obtain a proxy form from the institution that holds your shares indicating that you were the beneficial owner of Ottawa common stock on October 2, 2000, the record date for voting at the special meeting.



     Delaware law allows proxy voting by electronic means.



     If you hold shares of Ottawa common stock in "street name," you must instruct your broker to vote your shares on the proposal to adopt the affiliation agreement, following the directions provided to you by your broker. Your failure to instruct your broker to vote on the proposal to adopt the affiliation agreement will be the equivalent of voting against the proposal.


     Each participant in the Ottawa Employee Stock Ownership Plan instructs the trustee of the plan how to vote the shares allocated to his or her account under the plan. If a participant properly executes the voting instruction card distributed by the trustee, the trustee will vote such plan participant's shares in accordance with the shareholder's instructions. Where properly executed voting instruction cards are returned to the trustee with no specific instruction as how to vote at the meeting, the trustee will vote the shares "FOR" adoption of the affiliation agreement. As to shares for which the trustee receive no timely voting instructions, the trustee will not vote any such shares. The trustee will vote the shares of Ottawa common stock held in the plan but not allocated to any participant's account in the same proportion as directed by the plan participants who directed the trustee as to the manner of voting their allocated shares with respect to the proposal.


     Shareholders who execute proxies retain the right to revoke them at any time prior to their exercise. Unless revoked, the shares represented by proxies will be voted at the special meeting and all adjournments thereof. Proxies may be revoked by: (1) written notice to the Secretary of Ottawa Financial Corporation, 245 Central Avenue, Holland, Michigan, 49423, (2) filing a later dated proxy prior to a vote being taken on a particular proposal at the special meeting, (3) voting by telephone or on the internet -- your latest telephone or internet vote will be counted, or (4) attending the special meeting and voting in person.



     Proxies solicited by the Ottawa board will be voted in accordance with the directions given on the proxy cards. IF YOU SIGN AND DATE YOUR PROXY CARD BUT DO NOT INDICATE YOUR VOTE ON THE PROXY CARD, YOUR PROXY WILL BE VOTED TO ADOPT THE AFFILIATION AGREEMENT AT THE SPECIAL MEETING. The proxies confer discretionary authority on the persons named on the proxy cards to vote Ottawa common stock with respect to matters incident to the conduct of the special meeting. If any other business is presented at the special meeting, proxies will be voted in accordance with the discretion of the proxy holders. Proxies marked as abstentions will have the same effect as a vote against the proposal to adopt the affiliation agreement at the special meeting. If you do not return your proxy card, vote over the Internet, vote by telephone or otherwise vote at the special meeting, it will have the same effect as if you voted against the affiliation agreement at the special meeting.


VOTE REQUIRED

     The affirmative vote of the holders of a majority of the Ottawa common stock outstanding is required to adopt the affiliation agreement. THE OTTAWA BOARD UNANIMOUSLY RECOMMENDS THAT OTTAWA SHAREHOLDERS VOTE "FOR" THE ADOPTION OF THE AFFILIATION AGREEMENT.

     Because approval of the Ottawa proposal to adopt the affiliation agreement requires the affirmative vote of the holders of a majority of the Ottawa common stock outstanding, abstentions and failures to vote will have the same effect as votes against the proposal. Under The Nasdaq Stock Market rules, your broker may not vote your shares on the Ottawa proposal to adopt the affiliation agreement without instructions from you. Without your voting instructions, a broker non-vote will occur. Broker non-votes have the same effect as votes against the Ottawa proposal.

     The affirmative vote of the holders of a majority of the shares of Ottawa common stock present and voting on the matter may authorize the adjournment of the special meeting. No proxy that is voted against the proposal to adopt the affiliation agreement will be voted in favor of adjournment to solicit further proxies for such proposal.

SOLICITATION OF PROXIES

     Ottawa will pay all the costs of soliciting proxies, except that Fifth Third will pay the expenses of printing and mailing this document. Ottawa will reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending proxy materials to the beneficial owners of common stock. In addition to solicitations by mail, directors, officers and employees of Ottawa may solicit proxies personally or by telephone without additional compensation.

     Ottawa has also retained Regan & Associates, Inc., a proxy solicitation firm, to assist Ottawa in soliciting its shareholders. Ottawa anticipates that the costs of these services will be approximately $6,500.

     DO NOT SEND IN ANY STOCK CERTIFICATES WITH YOUR PROXY CARDS. AS SOON AS PRACTICABLE AFTER THE COMPLETION OF THE MERGER, THE EXCHANGE AGENT WILL MAIL TRANSMITTAL FORMS WITH INSTRUCTIONS FOR THE SURRENDER OF STOCK CERTIFICATES FOR OTTAWA COMMON STOCK TO FORMER OTTAWA SHAREHOLDERS.

                 PROPOSAL -- MERGER OF OTTAWA INTO FIFTH THIRD

     The following description summarizes all material terms of the affiliation agreement. We urge you to read the affiliation agreement, a copy of which is attached as Annex A to this document and is incorporated by reference into this document.

STRUCTURE OF THE MERGER

     Upon completion of the merger, Ottawa will merge with and into Fifth Third and Ottawa will cease to exist as a separate entity. In a related simultaneous transaction, AmeriBank will merge with and into Fifth Third Bank, Indiana.

CORPORATE GOVERNANCE

     After the merger is completed, the directors and officers of Fifth Third who were in office prior to the effective time of the merger will continue to serve as the directors and officers, respectively, of Fifth Third for the term for which they were elected, subject to Fifth Third's code of regulations and in accordance with law.

MERGER CONSIDERATION

     Each share of Ottawa common stock (excluding treasury shares) that is issued and outstanding immediately prior to the effective time of the merger will be canceled and converted, by virtue of the merger and without any further action, into the right to receive:

     - .54 of a share of Fifth Third common stock if the average closing price is equal to or greater than $40.75; or

     - that number of shares or fraction of a share of Fifth Third common stock obtained by dividing $22.01 by the average closing price if the average closing price is less than $40.75.


     For purposes of determining the exchange ratio, the average closing price will be calculated using the average of the closing prices for a share of Fifth Third common stock on the Nasdaq National Market for the 20 consecutive trading days ending on the fifth trading day before the effective time of the merger.


     This exchange ratio is also subject to change so as to give Ottawa's shareholders the economic benefit of any stock dividends, reclassifications, recapitalizations, split-ups, exchanges of shares or combinations or subdivisions of Fifth Third common stock effected before the effective time of the merger.

     If, prior to the effective time of the merger, Fifth Third engages in the distribution of any of its assets (other than a cash dividend), or causes the distribution of capital stock of any company which holds any assets previously held by Fifth Third or one of its affiliates to the Fifth Third shareholders, then the exchange ratio determined above shall be increased in such amount so that the equivalent fair market value of such transaction shall also be distributed to the Ottawa shareholders, as of the effective time of the merger.

NO FRACTIONAL SHARES

     Only whole shares of Fifth Third common stock will be issued in connection with the merger. In lieu of fractional shares, each holder of Ottawa common stock otherwise entitled to a fractional share of Fifth Third common stock will be paid, without interest, an amount of cash equal to the amount of this fraction multiplied by the average closing price used to determine the merger consideration. No shareholder will be entitled to interest, dividends, voting rights or other rights in respect of any fractional share.

EFFECTIVE TIME OF THE MERGER

     Unless we agree otherwise, the effective time of the merger will occur on a Friday selected by Fifth Third which is as soon as is reasonably possible after all conditions contained in the affiliation agreement have been met or waived, including the expiration of all applicable waiting periods. It is anticipated that the effective time of the merger will occur in the fourth quarter of 2000, although no assurance can be given in this regard. Ottawa and Fifth Third each will have the right, but not the obligation, to terminate the affiliation agreement if the effective time of the merger does not occur on or before February 28, 2001, provided the terminating party is not in material breach or default of any representation, warranty or covenant contained in the affiliation agreement on the date of such termination.

EXCHANGE OF CERTIFICATES

     After the effective time of the merger, you will cease to have any rights as a shareholder of Ottawa, and your sole rights will pertain to the rights to receive shares of Fifth Third common stock and cash in lieu of fractional shares, if any, into which your shares of Ottawa common stock will have been converted by virtue of the merger.

     Within 10 business days after the effective time of the merger, Fifth Third will send to you a letter of transmittal for use in submitting to Fifth Third Trust Department, acting as exchange agent, certificates formerly representing shares of Ottawa common stock to be exchanged for certificates representing shares of Fifth Third common stock (and, to the extent applicable, cash in lieu of fractional shares of Fifth Third common stock) which you are entitled to receive as a result of the merger. You will also receive instructions for handling share certificates which have been lost, stolen, destroyed or mislaid. You will not be entitled to receive any dividends or other distributions which may be payable to holders of record of Fifth Third common stock following the effective time of the merger until you have surrendered and exchanged your certificates (or, in the case of lost, stolen, destroyed or mislaid share certificates, such documentation as is required by Fifth Third) evidencing ownership of Ottawa common stock. Any dividends payable on Fifth Third common stock after the effective time of the merger will be paid to the exchange agent and, upon receipt of the certificates (or, in the case of lost, stolen, destroyed or mislaid share certificates, such documentation as is required by Fifth Third) representing Ottawa common stock, subject to any applicable escheat or similar laws relating to unclaimed funds, the exchange agent will forward to you (1) certificates representing your shares of Fifth Third common stock, (2) dividends declared thereon subsequent to the effective time of the merger, without interest, and (3) the cash value of any fractional shares, without interest. YOU SHOULD NOT SUBMIT SHARE CERTIFICATES UNTIL YOU HAVE RECEIVED WRITTEN INSTRUCTIONS TO DO SO.

     At the effective time of the merger, the stock transfer books of Ottawa will be closed and no transfer of Ottawa common stock will thereafter be made on Ottawa's stock transfer books. If a certificate formerly representing Ottawa common stock is presented to Ottawa or Fifth Third, it will be forwarded to the exchange agent for cancellation and exchange for a certificate representing shares of Fifth Third common stock.

BACKGROUND OF THE MERGER

     Ottawa was organized in 1994 as the holding company for Ottawa Savings Bank, FSB of Holland, Michigan which had converted from a mutual savings and loan to a stock savings and loan. In February 1996, Ottawa completed an acquisition of AmeriBank Federal Savings Bank located in Muskegon, Michigan. Shortly after the acquisition, Ottawa Savings Bank, FSB converted from a federal-chartered savings bank to a Michigan chartered savings bank, and changed its name to AmeriBank. AmeriBank continues to operate as a wholly-owned subsidiary of Ottawa.

     Ottawa's acquisition of AmeriBank Federal Savings Bank created a 25 branch franchise with a significant presence in Western Michigan. The transaction also enabled Ottawa to deploy its excess capital and enhance its presence in the Grand Rapids, Michigan market.

     In July 1999, the Ottawa board of directors requested that Keefe, Bruyette & Woods meet with them to review the current operations of Ottawa, with a focus on the strategic opportunities available to enhance shareholder value in the long term, and an analysis of the risks and rewards of these opportunities compared to what might be available in the current merger and acquisition environment. The board of directors and management of Ottawa considered the significant progress Ottawa has made since becoming a public company in 1994. They recognized that Ottawa's principal operating subsidiary, AmeriBank, operates in a high growth, economically diverse market. It was also noted that AmeriBank has built a strong, positive community reputation that should allow it to continue as an independent bank for the then foreseeable future. These factors were viewed within the context of a rapidly changing technologically driven financial services market. The board and management acknowledged that consolidation was likely to continue in the financial institution sector with deposits becoming an increasingly difficult source of funding. Many traditional banking products are becoming commoditized, adding pressure on the bank's net interest margin and profitability.

     Considering these challenges, combined with its objective of increasing shareholder value, the Ottawa board of directors decided to explore opportunities for a strategic alliance with a potential partner having a broad and diversified business strategy and a strong currency. The board believed that an appropriate partner should be able to add new financial products and services to Ottawa's existing product line, be an innovator in e-commerce, and have a successful track record for smooth integrations of other banks. Keefe, Bruyette & Woods was authorized by the Ottawa board of directors at the July 1999 board meeting to begin the process of identifying potential strategic partners with these attributes and to facilitate discussions in the future regarding common interests. Keefe, Bruyette & Woods subsequently identified nine possible strategic partners that could potentially enhance the shareholder value of Ottawa. Additionally, Keefe, Bruyette & Woods reviewed with the Ottawa board of directors the relative value of the currencies of each of the potential strategic partners.

     After a review of the potential strategic partners and an evaluation of the currency strength of each potential partner, in August 1999, the Ottawa Board of directors conducted through Keefe, Bruyette & Woods a confidential inquiry regarding the possible interest of Fifth Third in pursuing a merger with Ottawa. Fifth Third expressed an interest and after signing a confidentiality agreement was provided certain information on Ottawa, including financial statements, loan and deposit summaries and other data. In November 1999, Fifth Third indicated that it was interested in Ottawa but was constrained by the timing of any transaction. At the time, Fifth Third was in the process of integrating two other large acquisitions and did not desire to proceed with Ottawa at that time.

     During the first quarter of 2000, Keefe, Bruyette & Woods continued to provide an update of merger and acquisition trends and pricing to the Ottawa board of directors. Additionally, Keefe, Bruyette & Woods provided an ongoing evaluation of the currency strength of potential strategic partners. During January and February of 2000, Fifth Third continued to consider a possible transaction with Ottawa. However, Fifth Third renewed its decision to not proceed at that time.

     In March 2000, Ottawa was provided the opportunity to acquire a smaller financial institution within its market area. After an evaluation of merger and acquisition pricing trends for similar sized financial institutions, Ottawa proposed a non-binding indication of interest that was subsequently rejected by the target.

     In April 2000, the Ottawa board of directors conducted through Keefe, Bruyette & Woods a confidential inquiry regarding the possible interest of an additional entity in pursuing a merger with Ottawa. The entity expressed an interest and, after signing a confidentiality agreement, was provided with certain information on Ottawa, including financial statements, loan and deposit summaries and other data. Subsequent discussions with the party did not result in a firm indication of interest.

     Fifth Third completed the integration of its two other acquisitions in May 2000. In June 2000, Fifth Third and Ottawa resumed discussions for a potential transaction.

     In July 2000, Fifth Third submitted a preliminary, non-binding indication of interest to Ottawa. The Fifth Third indication of interest was discussed at the July board of directors meeting with Ottawa's financial advisor in attendance. Based on Ottawa's strategic objectives, it was determined that the Fifth Third proposal was a very attractive alternative considering price, Fifth Third's superior business formula and other relevant factors. Based on the foregoing, the Ottawa board of directors elected to begin discussions with Fifth Third. Off-site due diligence and discussion of the definitive agreement commenced immediately. Upon completion of due diligence and negotiation of the affiliation agreement, the pricing, as detailed in the July indication of interest, was agreed to among the parties with an exchange ratio of .54 shares of Fifth Third common stock for each share of Ottawa common stock, subject to adjustment to obtain a minimum value of $22.01 per share.

     On August 22, 2000 and August 31, 2000, the board of directors of Ottawa met with Keefe, Bruyette & Woods and Ottawa's legal counsel. At these meetings Ottawa's legal counsel reviewed the terms of the affiliation agreement and the contemplated transaction. Keefe, Bruyette & Woods delivered its opinion that the consideration to be paid by Fifth Third to the Ottawa shareholders in the merger was fair, from a financial point of view, to the holders of Ottawa common stock. After a thorough discussion of the transaction, the board of directors of Ottawa voted unanimously to approve the affiliation agreement, recommended the adoption of the affiliation agreement by its shareholders, and authorized the execution of the affiliation agreement. The terms of the affiliation agreement, including the merger consideration to be paid to the Ottawa shareholders, were the result of arm's length negotiations between the representatives of Fifth Third and Ottawa.

RECOMMENDATION OF THE OTTAWA BOARD OF DIRECTORS AND REASONS FOR THE MERGER

     At its meetings on August 22, 2000 and August 31, 2000, after due consideration, the Ottawa board of directors:

     - determined that the merger and the other transactions contemplated by the affiliation agreement are advisable and consistent with, and in furtherance of, the best interests of Ottawa and its shareholders;

     - approved and adopted the affiliation agreement, the merger and the other transactions contemplated by the affiliation agreement; and

     - recommended that Ottawa shareholders vote for the adoption of the affiliation agreement.

     The Ottawa board of directors believes that the vision of Fifth Third and its strategies, in combination with its management, personnel, technical expertise and financial strength, will provide Ottawa shareholders with an ownership interest in a company with capabilities and resources better positioned to succeed and grow in the competitive banking marketplace. Ottawa believes the affiliation with Fifth Third provides substantial strategic and financial benefits to Ottawa shareholders, employees and customers.

     In approving the merger and making these determinations and recommendations, the Ottawa board of directors consulted with Ottawa management as well as its outside legal counsel and financial advisors, and considered a number of factors, including the following:

     - the benefits of the merger described above;

     - the review and analysis of each of Fifth Third's and Ottawa's business, financial condition, earnings, risks and prospects;

     - historical market prices and trading information with respect to Firth Third common stock and Ottawa common stock;

     - comparison of historical financial and operational measures for Fifth Third and Ottawa, including earnings, return on capital, capital levels and asset quality;

     - current industry, economic and market conditions;

     - the ability of the combined entity to compete in relevant banking and non-banking markets;

     - the likelihood of receiving the required regulatory approvals in a timely manner;

     - the impact of the merger on the depositors, employees, customers and communities served by Ottawa, including the potential benefits resulting from the expanded services and opportunities available as part of a larger organization;

     - the ability to complete the merger as a tax-free transaction for Federal income tax purposes and to have the conversion of Ottawa common stock be tax-free to shareholders;

     - the terms and conditions of the affiliation agreement, including the conditions to closing and the form and amount of merger consideration;

     - the interests that certain executive officers and directors of Ottawa may have with respect to the merger in addition to their interests as shareholders of Ottawa; and

     - the analysis, presentations and opinion of Keefe, Bruyette & Woods to the effect that, as of August 31, 2000, and based upon and subject to the various assumptions and limitations set forth therein, the consideration to be paid by Fifth Third to the Ottawa shareholders in the merger was fair, from a financial point of view, to the holders of Ottawa common stock (the written opinion of Keefe, Bruyette & Woods is attached as Annex B to this document).


     This discussion of the information and factors considered by the Ottawa board of directors in making its decision is not intended to be exhaustive but includes all material factors considered by the Ottawa board of directors. Due to the wide array of factors considered in connection with its evaluation of the merger and the complexity of these matters, the board of directors of Ottawa did not believe it was beneficial and did not seek to quantify, rank or otherwise assign relative weights to these factors. The Ottawa board of directors did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to its ultimate determination, but rather the Ottawa board of directors conducted an overall analysis of the factors described above, including thorough discussions with and questioning of Ottawa's management, legal and financial advisors. In addition, the individual members of the Ottawa board of directors may have given different weight to different factors.


     THE BOARD OF DIRECTORS OF OTTAWA UNANIMOUSLY RECOMMENDS THAT THE HOLDERS OF OTTAWA COMMON STOCK VOTE FOR THE ADOPTION OF THE AFFILIATION AGREEMENT.

     Fifth Third's primary reason for entering into the merger is to further a long-range commitment of realigning and expanding its banking system to better meet and satisfy the needs of its customers, including those in Ottawa's service area. Fifth Third's acquisition strategy has generally been to fill in its markets along the interstate highways in Ohio, Kentucky, Indiana and Michigan. These acquisitions are designed to strengthen Fifth Third's ability to compete in these markets by increasing its presence, consumer access and sales force.

OPINION OF OTTAWA'S FINANCIAL ADVISOR

     In November 1999, Keefe, Bruyette & Woods was formally retained by Ottawa to evaluate Ottawa's strategic alternatives as part of a shareholder enhancement program and to evaluate any specific proposals that might be received regarding an acquisition of Ottawa. Keefe, Bruyette & Woods, as part of its investment banking business, is regularly engaged in the evaluation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, and distributions of listed and unlisted securities. Keefe, Bruyette & Woods is familiar with the market for common stocks of publicly traded banks, thrifts and bank and thrift holding companies. The Ottawa board of directors selected Keefe, Bruyette & Woods on the basis of the firm's reputation and its experience and expertise in transactions similar to the merger and its prior work for and relationship with Ottawa.

     Pursuant to its engagement, Keefe, Bruyette & Woods was asked to render an opinion as to the fairness, from a financial point of view, of the merger consideration to be paid to the shareholders of Ottawa in connection with the merger. Keefe, Bruyette & Woods delivered its opinion to the Ottawa board of directors that, as of August 31, 2000, the merger consideration is fair, from a financial point of view, to the shareholders of Ottawa. Although Keefe, Bruyette & Woods evaluated the fairness, from a financial point of view, of the merger consideration, Keefe, Bruyette & Woods was not requested to, and did not, recommend the specific consideration payable in the merger, which consideration was determined through the negotiations between Fifth Third and Ottawa and approved by the Ottawa board of directors. No limitations were imposed by the Ottawa Board upon Keefe, Bruyette & Woods with respect to the investigations made or procedures followed by it in rendering its opinion. Keefe, Bruyette & Woods has consented to the inclusion herein of the summary of its opinion to the Ottawa board of directors and to the reference to the entire opinion attached hereto as Annex B.

     THE FULL TEXT OF THE KEEFE, BRUYETTE & WOODS OPINION, WHICH DESCRIBES, AMONG OTHER THINGS, THE ASSUMPTIONS MADE, MATTERS CONSIDERED, AND QUALIFICATIONS AND LIMITATIONS ON THE REVIEW UNDERTAKEN BY KEEFE, BRUYETTE & WOODS IS ATTACHED AS ANNEX B TO THIS DOCUMENT AND IS INCORPORATED IN THIS DOCUMENT BY REFERENCE. OTTAWA SHAREHOLDERS ARE URGED TO, AND SHOULD, READ KEEFE, BRUYETTE & WOODS' OPINION CAREFULLY AND IN ITS ENTIRETY. KEEFE, BRUYETTE & WOODS' OPINION IS DIRECTED TO THE OTTAWA BOARD AND ADDRESSES ONLY THE FAIRNESS, FROM A FINANCIAL POINT OF VIEW, OF THE MERGER CONSIDERATION TO BE RECEIVED BY THE OTTAWA SHAREHOLDERS IN THE MERGER. THE OPINION DOES NOT ADDRESS ANY OTHER ASPECT OF THE MERGER OR ANY RELATED TRANSACTION, NOR DOES IT CONSTITUTE A RECOMMENDATION TO ANY SHAREHOLDER AS TO HOW TO VOTE AT THE SPECIAL MEETING. THE SUMMARY OF THE FAIRNESS OPINION SET FORTH IN THIS DOCUMENT IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE OPINION.

     In arriving at its opinion, Keefe, Bruyette & Woods, among other things:

     - reviewed the affiliation agreement between Fifth Third and Ottawa;

     - reviewed Ottawa's and Fifth Third's annual reports to shareholders, proxy statements and annual reports on Form 10-K for the fiscal years ended December 31, 1999, 1998 and 1997 and quarterly reports on Form 10-Q for the quarters ended March 31, 2000 and June 30, 2000, and certain other internal financial analysis considered relevant;

     - discussed with senior management and the board of directors of Ottawa and its wholly-owned subsidiary, AmeriBank, the current position and prospective outlook for Ottawa;

     - discussed with senior management of Fifth Third their operations and financial performance;

     - considered historical quotations, levels of activity and prices of recorded transactions in Ottawa's and Fifth Third's common stock;

     - reviewed financial and stock market data of other thrifts in a comparable asset range to Ottawa;

     - reviewed financial and stock market data of other banks in a comparable asset range to Fifth Third;

     - reviewed certain recent business combinations with thrifts as the acquired company, which Keefe, Bruyette & Woods deemed comparable in whole or in part; and

     - performed other analyses which Keefe, Bruyette & Woods considered appropriate.

     In rendering its opinion, Keefe, Bruyette & Woods assumed and relied upon the accuracy and completeness of the financial information provided to it by Ottawa and Fifth Third. In its review, with the consent of the Ottawa board, Keefe, Bruyette & Woods did not undertake any independent verification of the information provided to it, nor did it make any independent appraisal or evaluation of the assets or liabilities and potential or contingent liabilities of Ottawa or Fifth Third.

     Keefe, Bruyette & Woods' opinion is not an expression of an opinion as to the prices at which shares of Ottawa common stock or shares of Fifth Third common stock will trade following the announcement of the merger or the actual value of the shares of common stock of the combined company when issued pursuant to the merger, or the prices at which the shares of common stock of the combined company will trade following the completion of the merger.

  ANALYSIS OF RECENT COMPARABLE ACQUISITION TRANSACTIONS.

     In rendering its opinion, Keefe, Bruyette & Woods analyzed certain comparable merger and acquisition transactions of both pending and completed thrift deals, comparing the acquisition price relative to tangible book value, last twelve months earnings, and premium to core deposits. The analysis included a comparison of the median of the above ratios for pending acquisitions with seller's assets between $500 million and $2 billion, based on the following four comparable groups: (i) all pending midwest thrift acquisitions announced since June 30, 1999; (ii) all pending midwest bank and thrift acquisitions announced since

June 30, 1999; (iii) all pending thrift acquisitions nationwide announced since September 30, 1999; and (iv) all pending bank and thrift acquisitions nationwide announced since September 30, 1999.

                                                   PRICE                LAST 12     CORE
                                                    TO      TANGIBLE    MONTHS     DEPOSIT
                                                   BOOK       BOOK        EPS      PREMIUM
                                                   -----    --------    -------    -------
Median Midwest Thrift Deals......................   197%      190%       29.9x      15.5%
Median Midwest Bank and Thrift Deals.............   217%      225%       19.9x      19.6%
Median Thrift Deals Nationwide...................   192%      168%       18.8x      11.7%
Median Bank and Thrift Deals.....................   243%      251%       19.5x      18.3%
Nationwide Consideration -- $23.96 per share
  based on August 30, 2000 Fifth Third closing
  price of $44.375...............................   198%      229%       16.9x      13.1%

     Based on the above information Keefe, Bruyette & Woods concluded that the merger consideration, based on the multiples implied by the .54 exchange ratio and the implied per share price of $23.96, based on Fifth Third's closing price of $44.375 on August 30, 2000, was fair, from a financial point of view, to shareholders. The summary does not purport to be a complete description of the analysis performed by Keefe, Bruyette & Woods and should not be construed independently of the other information considered by Keefe, Bruyette & Woods in rendering its opinion. Selecting portions of Keefe, Bruyette & Woods's analysis or isolating certain aspects of the comparable transactions without considering all analysis and factors, could create an incomplete or potentially misleading view of the evaluation process.

     In preparing its analysis, Keefe, Bruyette & Woods made numerous assumptions with respect to industry performance, business and economic conditions and other matters, many of which are beyond the control of Keefe, Bruyette & Woods and Ottawa. The analyses performed by Keefe, Bruyette & Woods are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses and do not purport to be appraisals or reflect the prices at which a business may be sold.

     In addition, in the ordinary course of its business, Keefe, Bruyette & Woods and its affiliates may actively trade the equity securities of Ottawa and Fifth Third for their own account and/or the accounts of their respective customers, and, accordingly, may at any time hold long or short positions in these securities. In the past two years, Keefe, Bruyette & Woods has provided to Ottawa financial advisory, investment banking and other services unrelated to the proposed merger.

     Ottawa has agreed to pay Keefe, Bruyette & Woods for financial advisory services rendered through the completion of the merger and the issuance and delivery of the fairness opinion (1) a fee of $75,000 for the issuance and delivery of the fairness opinion which is payable regardless of whether the merger is completed, and (2) a transaction success fee equal to 1.0.% of aggregate fair market value of any securities issued and any non-cash and cash consideration received by the Ottawa shareholders pursuant to the merger if and when the merger with Fifth Third is completed. As of the date of this document, Keefe, Bruyette & Woods has received $75,000 for the issuance and delivery of its fairness opinion, which amount will be credited against any success fee paid to Keefe, Bruyette & Woods upon completion of the merger. Ottawa also agreed, among other things, to reimburse Keefe, Bruyette & Woods for certain expenses incurred in connection with the services provided by Keefe, Bruyette & Woods, and to indemnify Keefe, Bruyette & Woods and its affiliates from and against certain liabilities and expenses, which may include certain liabilities under federal securities laws, in connection with its engagement.

FEDERAL INCOME TAX CONSEQUENCES

     Fifth Third and Ottawa believe that the merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. If so, the federal income tax consequences will be:

     - no gain or loss will be recognized by Ottawa as a result of the merger;

     - no gain or loss will be recognized by Fifth Third as a result of the merger;

     - no gain or loss will be recognized by a shareholder of Ottawa who receives solely Fifth Third common stock in exchange for Ottawa common stock pursuant to the terms of the affiliation agreement, except to the extent of any cash received for any fractional share interest in Fifth Third common stock to which the shareholder may be entitled;

     - the aggregate federal income tax basis of the Fifth Third common stock received by an Ottawa shareholder who receives solely Fifth Third common stock in exchange for Ottawa common stock pursuant to the terms of the affiliation agreement will be, in each instance, the same as the aggregate federal income tax basis of the Ottawa common stock surrendered in exchange therefore, reduced by any amount allocated to a fractional share of Fifth Third common stock with respect to which cash is received;

     - the holding period of the Fifth Third common stock received (including any fractional share deemed received and redeemed for cash) by an Ottawa shareholder will include, in each case, the period during which the Ottawa common stock surrendered in exchange therefor was held, provided that the Ottawa common stock was held as a capital asset by such shareholder on the date of the exchange; and

     - a holder of Ottawa common stock who receives cash in lieu of a fractional share of Fifth Third common stock will, in general, recognize capital gain under Section 302 of the Internal Revenue Code on the excess of the amount received for such fractional share over the shareholder's adjusted basis in such fractional share.

     Although not required in the affiliation agreement, Fifth Third has requested an opinion from its counsel, Graydon, Head & Ritchey LLP, that, for federal income tax purposes: (1) the merger will constitute a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code, and (2) that no gain or loss will be recognized by Fifth Third as a result of the merger.

     In rendering its opinion, Graydon Head & Ritchey LLP will rely upon representations contained in letters that it will seek from Fifth Third and Ottawa to be delivered for purposes of the opinion. The opinion will also be based on the assumption that the merger will be completed in accordance with the provisions of the affiliation agreement, that the merger will qualify as a statutory merger under state law and that the representations made by Fifth Third and Ottawa in the affiliation agreement are accurate. An opinion of counsel represents only counsel's best legal judgment on the matters addressed in the opinion, and has no binding effect or official status of any kind, and no assurance can be given that contrary positions may not be taken by the Internal Revenue Service or a court considering the issues. Neither Fifth Third nor Ottawa has requested or will request a ruling from the Internal Revenue Service with regard to any of the federal income tax consequences of the merger.

     The foregoing discussion is intended only as a summary of the material federal income tax consequences of the merger. The foregoing discussion does not address the tax consequences that may be relevant to particular taxpayers in light of their personal circumstances (for example, individuals who receive Fifth Third common stock in exchange for Ottawa common stock acquired as a result of the exercise of employee stock options or otherwise as compensation) or to taxpayers subject to special treatment under the Internal Revenue Code (for example, insurance companies, financial institutions, dealers in securities, tax-exempt organizations, foreign corporations, foreign partnerships, or other foreign entities and individuals who are not citizens or residents of the United States).

     No information is provided herein with respect to the tax consequences, if any, of the merger under applicable state, local, foreign and other tax laws. The foregoing discussion is based upon the provisions of the Internal Revenue Code, applicable Treasury regulations thereunder, Internal Revenue Service rulings, and judicial decisions as in effect as of the date of this document. There can be no assurance that future legislative, administrative or judicial changes or interpretations will not affect the accuracy of the statements or conclusions set forth herein. Any such change could apply retroactively and could affect the accuracy of such discussion.

     You are urged to consult your own tax advisor as to the specific tax consequences to you of the merger, including the application of federal, state, local, foreign and other tax laws.

ACCOUNTING TREATMENT

     The merger will be accounted for as a "purchase" as such term is used under generally accepted accounting principles. After the effective time of the merger, Ottawa's consolidated results of operations will be included in Fifth Third's consolidated results of operations. For purposes of preparing Fifth Third's consolidated financial statements, Fifth Third will establish a new accounting basis for Ottawa's assets and liabilities based upon the fair market values thereof and Fifth Third's purchase price, including the costs of acquisitions. Accordingly, data regarding the financial condition and results of operations of Ottawa will be included in Fifth Third's consolidated financial statements on and after the effective time of the merger.

RESALE OF FIFTH THIRD COMMON STOCK BY AFFILIATES

     The shares of Fifth Third common stock to be issued to shareholders of Ottawa in connection with the merger have been registered under the Securities Act of 1933 and will be freely transferable under the Securities Act, except for shares issued to any shareholder who may be deemed to be an "affiliate" of Ottawa or Fifth Third at the time of the special meeting. Generally, an affiliate includes a director, an executive officer or a 10% or more shareholder of Ottawa or Fifth Third at the time of the special meeting.

     Rule 145 under the Securities Act restricts the public sale of Fifth Third common stock received in the merger by affiliates. During the first year following the effective time of the merger, affiliates of Ottawa who do not become affiliates of Fifth Third may publicly resell the Fifth Third common stock received by them in connection with the merger upon compliance with the following conditions of Rule 144:

     - Fifth Third must have satisfied its reporting requirements under the Exchange Act for the 12 months preceding the proposed sale;

     - the number of shares sold in any three-month period is limited to the greater of (1) one percent of Fifth Third's shares outstanding, or (2) the average weekly trading volume during the four calendar weeks preceding the first sale; and

     - the shares must be sold by a broker in a routine open market transaction that does not involve the solicitation of orders for purchase.

     Shares of Fifth Third common stock sold by (1) an affiliate's spouse or relative living in the affiliate's household, (2) any trust or estate in which the affiliate or person listed in (1) collectively owns ten percent or more of the beneficial interest or of which any of these persons serves as trustee or executor, (3) any corporation in which the affiliate or any person specified in
(1) beneficially owns at least 10% of an equity interest, (4) any person to whom the affiliate donated shares, or (5) any person who acquired the shares from the affiliate as a result of the affiliate defaulting on an obligation secured by a pledge of the shares, will be aggregated with the number of shares sold by the affiliate for purposes of determining whether the volume limitations of Rule 144 are exceeded.

     After the first year following the completion of the merger, affiliates of Ottawa who are not affiliates of Fifth Third may resell their shares publicly without regard to the volume limitation or manner of sale requirement so long as Fifth Third has satisfied its reporting requirements under the Exchange Act during the prior twelve-month period. If Fifth Third has not satisfied its reporting requirements, affiliates may not publicly resell their shares of Fifth Third common stock received in the merger until two years have elapsed since completion of the merger. At that time, the shares may be sold without any restriction.

     Sales and other dispositions of Fifth Third common stock by any affiliate of Ottawa who becomes an affiliate of Fifth Third in connection with the merger, must be made in compliance with the requirements of Rule 144 set forth above until such person has not been an affiliate of Fifth Third for at least three months and a period of at least two years has elapsed since the date the shares were acquired in connection with the merger.

     Even if the shares are sold, pledged or donated in compliance with Rule 145, the shares will remain subject to Rule 145 in the hands of the recipient until the restrictive period applicable to the affiliate transferor have expired.

     The affiliation agreement provides that Ottawa will use its best efforts to cause each person who is deemed by Ottawa to be an affiliate (for purposes of Rule 145) of Ottawa to execute and deliver to Fifth Third a written agreement intended to ensure compliance with the Securities Act.

     Fifth Third has also agreed, subject to certain conditions, to cause the Fifth Third board of directors to adopt a resolution providing that, to the extent that any directors and executive officers of Ottawa who will become affiliates of Fifth Third would be deemed, for purposes of Section 16(b) of the Securities Exchange Act of 1934, as amended, to have "acquired" shares and/or options to purchase shares of Fifth Third common stock as a result of the merger, such "acquisitions" are intended to be exempt from liability under
Section 16(b) of the Exchange Act. The Ottawa board of directors likewise has adopted a resolution providing that, to the extent that any directors and executive officers of Ottawa would be deemed, for purposes of Section 16(b) of the Exchange Act, to have "sold" their Ottawa common stock and options to purchase Ottawa common stock as a result of the merger, such "sales" are intended to be exempt from liability under Section 16(b) of the Exchange Act.

NO APPRAISAL RIGHTS

     Shareholders of a corporation that is proposing to merge or consolidate with another entity are sometimes entitled under relevant state laws to appraisal or dissenters' rights in connection with the proposed transaction depending on the circumstances. These rights generally confer on shareholders who oppose a merger or the consideration to be received in a merger the right to receive, in lieu of the consideration being offered in the merger, the fair value for their shares as determined in a judicial appraisal proceeding.

     Ottawa shareholders are not entitled to appraisal or dissenters' rights under Delaware law in connection with the merger. No such rights will arise because the Ottawa common stock was listed on the Nasdaq National Market on the record date for its special meeting of shareholders, and the Fifth Third common stock that Ottawa shareholders will be entitled to receive in the merger will be listed on the Nasdaq National Market upon completion of the merger.

                       TERMS OF THE AFFILIATION AGREEMENT

REPRESENTATIONS AND WARRANTIES

     Fifth Third and Ottawa have made numerous representations and warranties to each other relating to, among other things, the following:

     - their incorporation, good standing, corporate power and similar corporate matters;

     - their capitalization;

     - their authorization, execution, delivery and performance and the enforceability of the affiliation agreement and the absence of violations;

     - tax treatment;

     - compliance with laws and regulations;

     - the absence of material changes since June 30, 2000;

     - their SEC and other regulatory filings; and

     - their financial statements.

     The affiliation agreement also contains, among other things, representations and warranties of Ottawa relating to employee benefit matters, the non-applicability of anti-takeover provisions and certain material contracts of Ottawa and a representation and warranty by Fifth Third that the shares of Fifth Third common stock issued in the merger will be duly and validly issued, fully-paid and non-assessable.

     No representations or warranties made by either Ottawa or Fifth Third will survive beyond the effective time of the merger.

CONDUCT PENDING MERGER

     The affiliation agreement provides that, except with the prior approval of Fifth Third, Ottawa shall not, and shall not permit its representatives to, initiate, negotiate with, provide information to, or agree to a transaction with, any other third party concerning any merger of Ottawa or its subsidiaries or any sale of substantial assets or shares of capital stock (including securities convertible or exchangeable into capital stock) or any similar transaction involving Ottawa or its subsidiaries. Ottawa must communicate to Fifth Third the terms of any proposal which it may receive in respect of any of these transactions and any request by or indication of interest on the part of any third party with respect to initiation of any of these transactions or discussions with respect thereto. These restrictions on Ottawa are subject to the exercise of Ottawa's directors' fiduciary duties.

     In addition, Ottawa has agreed that, prior to the effective time of the merger, Ottawa and its subsidiaries will be operated in the ordinary course of business and will give Fifth Third and Fifth Third's representatives reasonable access during business hours to its books, records and properties. In addition, without Fifth Third's prior written consent, neither Ottawa nor its subsidiaries will, among other things:

     - make any changes in its capital or corporate structures;

     - issue any additional shares of common stock or other equity securities other than pursuant to the exercise of options granted prior to the date of the affiliation agreement;

     - issue as borrower any long-term debt or convertible or other securities of any kind, or right to acquire any of its securities;

     - make any material changes in its method of business operations;

     - make, enter into any agreement to make, or become obligated to make, any capital expenditures in excess of $100,000;

     - make, or enter into or renew any agreement for services to be provided to Ottawa or its subsidiaries, or permit the automatic renewal of any such agreement, other than certain scheduled agreements, except any agreement for services in the ordinary course of business consistent with past practice and requiring the expenditure of not more than $100,000;

     - make, declare, pay or set aside for payment any cash dividends on its own stock other than normal and customary cash dividends which shall not be in excess of $0.12 per share per quarter, provided this covenant shall only apply to Ottawa;

     - make, declare, pay or set aside for payment, any stock dividends or make any other distributions on its stock, other than cash dividends as described in the immediately preceding clause;

     - change or otherwise amend any benefit plans other than as required by law or as contemplated in the affiliation agreement;

     - provide any increases in employee salaries or benefits other than in the ordinary course of business;

     - acquire, become obligated to acquire, or enter into any agreement to acquire, any banking or non-banking company or any branch offices of any such companies (other than agreements existing on the date of the affiliation agreement and previously scheduled); and

     - sell, transfer, mortgage or otherwise dispose of or encumber any of the shares of the capital stock of the subsidiaries of Ottawa which were owned by it at the date of the affiliation agreement.

     Ottawa has agreed to terminate its dividend reinvestment plan on or before the effective time of the merger. All purchases under this plan must be consummated before the effective time of the merger. Shares of Ottawa common stock held in this plan shall be converted into shares of Fifth Third common stock as described in "Proposal -- Merger of Ottawa into Fifth Third -- Merger Consideration" and " -- No Fractional Shares."

     The affiliation agreement also provides that Ottawa and Fifth Third will coordinate the timing of the declaration and payment of dividends to ensure that each company's shareholders will receive fair dividends prior to the merger and will not receive more than one fair dividend in any quarter prior to, or the first quarter after, the merger.

CONDITIONS TO CLOSING

     The affiliation agreement must be adopted by the affirmative vote of holders of at least a majority of the outstanding shares of Ottawa common stock. The merger also must be approved in writing by the Federal Reserve Board and the Michigan Office of Financial and Insurance Services. Fifth Third and Ottawa filed these applications in September 2000. No assurance can be given that the required governmental approvals will be forthcoming in a timely manner, if at all.

     Fifth Third's and Ottawa's obligations to complete the merger are subject to additional conditions set forth in the affiliation agreement. These include:
(1) the absence at the effective time of the merger of any waiting period mandated by law or any material investigations, orders or injunction of any federal or state agency or court preventing, prohibiting or enjoining the transactions contemplated by the affiliation agreement; (2) both institutions having performed in all material respects all of the obligations required of them under the affiliation agreement; and (3) Ottawa's shareholders having approved the proposal to adopt the affiliation agreement.

     Fifth Third's obligation to complete the merger is further subject to conditions set forth in the affiliation agreement, including:

     - the continuing truth and accuracy in all material respects of the representations and warranties of Ottawa; and

     - Ottawa's consolidated shareholders' equity being at least $75.0 million.

     Ottawa's obligation to complete the merger is further subject to conditions set forth in the affiliation agreement, including:

     - the continuing truth and accuracy in all material respects of Fifth Third's representations and warranties; and

     - Douglas Iverson, Ottawa's Vice Chairman and Chief Executive Officer, Ronald L. Haan, Ottawa's President, Chief Operating Officer and Secretary, and Jon W. Swets, Ottawa's Senior Vice President and Chief Financial Officer, each having executed a release and termination agreement with Fifth Third. See "-- Interests of Certain Persons in the Merger."

TERMINATION; AMENDMENT; WAIVER

     The affiliation agreement may be terminated and the merger abandoned at any time prior to the effective time of the merger by written notice delivered by Fifth Third to Ottawa or by Ottawa to Fifth Third in the following instances:

     - if there has been a material breach of a representation or warranty or a material failure of any covenant on the part of the other party with respect to the representations, warranties and covenants set forth in the affiliation agreement and that misrepresentation, breach or failure to comply has not been cured within 30 days after receipt of written notice or is not capable of being cured, provided the party in default has no right to terminate for its own default;

     - if the merger has not been completed by February 28, 2001, provided the terminating party is not in material breach or default of any representation, warranty or covenant contained in the affiliation agreement on the date of the termination;

     - by the mutual written consent of Fifth Third and Ottawa;

     - if Ottawa's shareholders do not adopt the affiliation agreement;

     - if any event occurs which renders impossible satisfaction of one or more of the conditions to the obligations of the other party to effect the merger in any material respect, and such non-compliance is not waived by the unaffected party; or

     - if the business, assets or financial condition of the other party has materially and adversely changed since June 30, 2000.

     The affiliation agreement may be amended, modified or supplemented by the written agreement of each of the parties, upon the authorization of each company's respective board of directors at any time before or after adoption of the affiliation agreement by Ottawa's shareholders. Approval of any amendment, modification or supplement by Ottawa's shareholders is not required unless this action would adversely change the consideration to be provided to Ottawa's shareholders pursuant to the affiliation agreement.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     Shares of Ottawa common stock held by or for the benefit of directors and executive officers of Ottawa will be canceled and converted into the right to receive shares of Fifth Third common stock on the same basis as shares held by you and the other shareholders of Ottawa. In addition, directors and executive officers of Ottawa may be deemed to have the following interests in the merger that are different from, or in addition to, those of you and the other shareholders of Ottawa.

     OTTAWA EMPLOYMENT AND SEVERANCE AGREEMENT PAYMENTS. Ottawa has employment agreements with Douglas J. Iverson and Ronald L. Haan and a severance agreement with Jon W. Swets. In lieu of any other severance benefits provided under these agreements or in the affiliation agreement, Fifth Third will enter into release and termination agreements with these individuals that will provide payments to these individuals. Pursuant to their respective release and termination agreements, Mr. Iverson will receive $1,100,000, Mr. Haan will receive $650,000, and Mr. Swets will receive $200,000. In no event shall any of these individuals receive any payment that would be considered an "Excess Parachute Payment" pursuant to Section 280(G) of the Internal Revenue Code.

     FIFTH THIRD EMPLOYMENT ARRANGEMENTS. Fifth Third has indicated that it will employ each of Mr. Iverson and Mr. Haan as an executive vice president of Fifth Third Bank, Indiana (Northern). Both Mr. Iverson and Mr. Haan will be at-will employees and are currently expected to each receive an annual salary of approximately $185,000. Although neither Mr. Iverson nor Mr. Haan will be signing an employment agreement with Fifth Third, it is currently anticipated that each one of them will sign a compensation agreement with Fifth Third on completion of the merger.

     Each compensation agreement is currently contemplated to contain various competition restrictions and will provide for a signing bonus, stock options and a noncompetition payment. Mr. Iverson's currently anticipated compensation agreement would provide for a $360,000 signing bonus, a noncompetition payment of $140,000 and options to acquire 15,000 shares of Fifth Third common stock under Fifth Third's 1998 Long-Term Incentive Plan. Mr. Haan's currently anticipated compensation agreement would provide for a $210,000 signing bonus, a noncompetition payment of $140,000 and options to acquire 15,000 shares of Fifth Third common stock under Fifth Third's 1998 Long-Term Incentive Plan.

     BOARD MEMBER COMPENSATION. Fifth Third has indicated that all of the members of the Ottawa board of directors will be appointed to the affiliate board of Fifth Third Bank, Indiana (Northern). The members of this board who are not employees of Fifth Third will receive fees for meeting attendance and stock options in the same amounts as received by the existing non-employee board members.

     STOCK OPTIONS. Ottawa has granted stock options to certain directors, executive officers and key employees under its 1995 Stock Option and Incentive Plan, as amended.

     Upon adoption of the affiliation agreement by Ottawa's shareholders, all outstanding awards, options or other rights to purchase or acquire Ottawa common stock under the 1995 Stock Option and Incentive Plan, as amended, will vest, become immediately exerciseable and, after completion of the merger, will be converted into options to purchase Fifth Third common stock. The number of shares subject to these options will be adjusted to allow the holder, upon exercise, to receive shares of Fifth Third common stock calculated by multiplying the exchange ratio by the number of shares of Ottawa common stock subject to the options, and the exercise price of the Ottawa stock options will be adjusted by dividing the exercise price per share by the exchange ratio.

     The effect of the adoption of the affiliation agreement by Ottawa's shareholders on the Ottawa options held by the four most highly paid executive officers of Ottawa and by all executive officers as a group will be as follows:

                                                                                OPTIONS VESTING
                                                          OPTIONS           AS A RESULT OF ADOPTION
                                                   EXERCISABLE AS OF THE      OF THE AFFILIATION
NAME                               OPTIONS HELD       SPECIAL MEETING              AGREEMENT
----                               ------------    ---------------------    -----------------------
Douglas J. Iverson...............    101,934              101,934                        --
Ronald L. Haan...................    102,790               56,666                    46,124
Lee J. Pankratz..................     38,470               24,208                    14,262
Jon W. Swets.....................     38,470               26,664                    11,806
Other executive officers.........     22,406                9,958                    12,448
                                     -------              -------                   -------
All executive officers...........    304,070              219,430                    84,640
Non-employee directors...........    227,495              192,348                    35,147
                                     -------              -------                   -------
Total............................    531,565              411,778                   119,787
                                     =======              =======                   =======

     Within 60 days after the effective time of the merger, Fifth Third will file a registration statement with the SEC to register the shares of Fifth Third common stock issuable pursuant to these options. Holders of these options may not exercise the options until this registration statement has become effective.

     INDEMNIFICATION AND LIABILITY INSURANCE. Fifth Third will assume the obligations of Ottawa or any of its subsidiaries arising under applicable Ohio, Michigan, Delaware and federal law and under Ottawa's or any subsidiary's certificate of incorporation or bylaws, to indemnify each officer or director of Ottawa or any of its subsidiaries or predecessors against liabilities in connection with any claim arising out of the fact that such person is or was a director or officer of Ottawa or any of its subsidiaries, if such claim pertains to any matter occurring prior to the effective time of the merger, regardless of whether such claim is asserted prior to, at or after the effective time of the merger. Fifth Third's assumption of these indemnification obligations will continue for a period of five years after the effective time of the merger or, in the case of claims asserted prior to the fifth anniversary of the effective time of the merger, until such matters are finally resolved. Fifth Third also shall purchase and keep in force for a two-year period, a policy of directors' and officers' liability insurance providing coverage for acts or omissions of the type currently covered by Ottawa's existing directors' and officers' liability insurance for acts or omissions occurring on or prior to the effective time of the merger, but only to the extent that this insurance may be purchased or kept in full force on commercially reasonable terms. Fifth Third and Ottawa have agreed that these costs shall be commercially reasonable so long as they do not exceed 125% of the annual costs currently paid for such coverage by Ottawa. Fifth Third has agreed that all rights to indemnification existing in favor of officers and directors of Fifth Third affiliates shall be accorded to officers and directors of Ottawa or any of its subsidiaries who become affiliated with any Fifth Third affiliate in such capacities after the effective time of the merger and that this indemnification will relate to covered actions or inactions only after the effective time of the merger.

EFFECT ON OTTAWA EMPLOYEES

     EMPLOYMENT. Fifth Third shall consider employing as many of the employees of Ottawa and its subsidiaries who desire employment within the Fifth Third holding company system as possible, to the extent of available positions and consistent with Fifth Third's standard staffing levels and personnel policies.

     FIFTH THIRD EMPLOYEE BENEFIT PLANS. Fifth Third shall provide each of the full-time employees of Ottawa and its subsidiaries who become employees of Fifth Third the opportunity to participate in each benefit plan maintained by Fifth Third for similarly-situated employees, or a plan of comparable value. Former Ottawa employees shall be given credit for service with Ottawa and its subsidiaries in determining participation in, eligibility for, and vesting in, benefits thereunder with respect to severance, sick pay, vacation plans, and accrual of benefits. No former Ottawa employee shall be entitled to participate in the Fifth Third Bancorp Master Retirement Plan (which has been frozen to new participants). Such employees will not be subject to any exclusion or penalty for pre-existing conditions that were covered under the medical plans of Ottawa, or its subsidiaries immediately prior to the Effective Time or any waiting period relating to coverage under Fifth Third's medical plan.

     SEVERANCE. The affiliation agreement provides for the payment of severance amounts to employees of Ottawa who do not have an employment or severance agreement under certain conditions upon termination of employment. Those amounts will be equal to two weeks of pay for each year of service, with a maximum of up to 26 weeks of pay. Four of Ottawa's vice presidents, however, will receive 26 weeks of pay regardless of their years of service.

                              FIFTH THIRD BANCORP

DESCRIPTION OF BUSINESS

     Fifth Third is an Ohio corporation organized in 1975 as a bank holding company registered under the Bank Holding Company Act and subject to regulation by the Federal Reserve Board. In 2000, Fifth Third elected to become a financial holding company under that act. Fifth Third, with its principal office located in Cincinnati, owns all of the outstanding stock of nine commercial banks and one federal savings bank with 639 offices in Ohio, Kentucky, Indiana, Illinois, Michigan, Florida and Arizona. Those institutions are: Fifth Third Bank; Fifth Third Bank, Central Ohio; Fifth Third Bank, Northwestern Ohio, N.A.; Fifth Third Bank, Ohio Valley; Fifth Third Bank, Western Ohio; Fifth Third Bank, Florida; Fifth Third Bank, Northern Kentucky, Inc.; Fifth Third Bank, Kentucky, Inc.; Fifth Third Bank, Indiana; and Fifth Third Bank, Southwest, F.S.B.

     At June 30, 2000, Fifth Third, its affiliated banks and other subsidiaries had consolidated total assets of approximately $44.7 billion, consolidated total deposits of approximately $27.5 billion and consolidated total shareholders' equity of approximately $4.3 billion.

     Fifth Third, through its subsidiaries, engages primarily in commercial, retail and trust banking, investment services and leasing activities and also provides credit life, accident and health insurance, discount brokerage services and property management for its properties. Those subsidiaries consist of The Fifth Third Company, Fifth Third Securities, Inc., The Fifth Third Leasing Company, Fifth Third Insurance Services, Inc., Fifth Third Mortgage Company, Fifth Third Mortgage Insurance Reinsurance Company, Midwest Payment Systems, Inc., Fifth Third International Company, Fifth Third Investment Company, Fifth Third Community Development Corporation, Fifth Third Trade Services Limited, Fifth Third Real Estate Capital Markets Co., and Heartland Capital Management, Inc. Fifth Third's affiliates provide a full range of financial products and services to the retail, commercial, financial, governmental, educational and medical sectors, including a wide variety of checking, savings and money market accounts, and credit products such as credit cards, installment loans, mortgage loans and leasing. Each of the banking affiliates has deposit insurance provided by the Federal Deposit Insurance Corporation through either the Bank Insurance Fund or the Savings Association Insurance Fund.

     Fifth Third, through its banking subsidiaries, also participates in several regional shared ATM networks, including "Money Station," "Honor" and "Star." These networks include approximately 6,500, 42,000 and 70,000 ATMs, respectively. All Fifth Third banking subsidiaries also participate in the "PLUS System(R)" network, which is an international ATM network with approximately 490,000 ATMs.

     Fifth Third is a corporate entity legally separate and distinct from its affiliates. The principal source of Fifth Third's income is dividends from its affiliates. There are certain regulatory restrictions as to the extent to which the affiliates can pay dividends or otherwise supply funds to Fifth Third. See "Description of Capital Stock and Comparative Rights of
Shareholders -- Dividends."

ADDITIONAL INFORMATION

     For more detailed information about Fifth Third, reference is made to the Fifth Third Annual Report on Form 10-K for the year ended December 31, 1999, Quarterly Reports on Form 10-Q for the quarters ended March 31, 2000 and June 30, 2000, and Current Reports on Form 8-K filed with the SEC on June 21, 2000 and July 17, 2000, which are incorporated into this document by reference. See "Where You Can Find More Information." More information about Fifth Third is also contained in its 1999 Annual Report to Shareholders which is available through Fifth Third's website at http://www.53.com/investor/annual-report/ index.htm.

                          OTTAWA FINANCIAL CORPORATION

DESCRIPTION OF BUSINESS

     Ottawa Financial Corporation is a unitary savings and loan holding company and the sole shareholder of AmeriBank. In March 1994, AmeriBank (then known as Ottawa Savings Bank, FSB) converted from a mutual form to a stock form of ownership. Ottawa's common stock is traded on the Nasdaq National Market under the symbol "OFCP."

     On February 13, 1996, Ottawa acquired AmeriBank Federal Savings Bank, a federally chartered savings bank headquartered in Muskegon, Michigan, pursuant to which Ottawa acquired all of the outstanding shares of common stock of AmeriBank Federal Savings Bank for approximately $32.7 million in cash, converted options and warrants. AmeriBank Federal Savings Bank was then merged into AmeriBank.

     AmeriBank is the only direct operating subsidiary of Ottawa. AmeriBank is a Michigan chartered savings bank headquartered in Holland, Michigan. AmeriBank's deposits are insured up to the applicable limits by the FDIC. AmeriBank currently serves Allegan, Kent, Muskegon, Newaygo, Oceana and Ottawa Counties in Western Michigan through 27 retail banking offices. At June 30, 2000, AmeriBank had total assets of approximately $1.1 billion, deposits of approximately $738.1 million and shareholders' equity of approximately $79.9 million.

     AmeriBank is a community-oriented financial institution offering a variety of financial services to meet the needs of the communities it serves. AmeriBank attracts retail deposits from the general public and supplements those deposits with wholesale funds, primarily advances from the Federal Home Loan Bank. AmeriBank invests these retail and wholesale funds in owner-occupied, one- to four-family residential mortgage loans, nonowner-occupied one- to four-family residential, construction, commercial and multi-family real estate loans, commercial business loans, as well as a variety of consumer loans.

     AmeriBank's revenues are derived principally from interest on loans and investment securities.

     AmeriBank offers a variety of individual and commercial deposit accounts having a wide range of interest rates and terms. AmeriBank's deposits consist of passbook and statement savings accounts, interest and non-interest-bearing checking accounts, and money market and certificate accounts. AmeriBank also offers debit and credit cards as well as ATM services. AmeriBank solicits deposits from its market area only, and has never used brokers to obtain deposits. AmeriBank's advances from the Federal Home Loan Bank also have a variety of interest rates and terms including fixed rate, daily and quarterly adjusting variable rate and putable advances.

     Ottawa's executive offices are located at 245 Central Avenue, Holland, Michigan 49423 and its telephone number at that address is (616) 393-7002.

ADDITIONAL INFORMATION

     For more detailed information about Ottawa, reference is made to the Ottawa Annual Report on Form 10-K for the year ended December 31, 1999, Quarterly Reports on Form 10-Q for the quarters ended March 31, 2000 and June 30, 2000, and Current Reports on Form 8-K filed with the SEC on February 1, 2000, June 15, 2000 and September 1, 2000, which are incorporated into this document by reference. See "Where You Can Find More Information."

              UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION

     The following Unaudited Pro Forma Condensed Financial Information is based on the historical financial statements of Fifth Third and Ottawa and has been prepared to illustrate the effects of the acquisition described below.

     The Unaudited Pro Forma Condensed Combined Balance Sheet as of June 30, 2000 assumes the merger of Ottawa into Fifth Third, accounted for as a purchase, was consummated on June 30, 2000. The Unaudited Pro Forma Condensed Combined Statements of Income for the six months ended June 30, 2000 and for the year ended December 31, 1999 give effect to the merger of Ottawa into Fifth Third as if such transaction had been effective during the periods shown.

     The Unaudited Pro Forma Condensed Financial Information reflects the merger based upon preliminary purchase accounting adjustments. Actual adjustments, which may include adjustments to certain assets, liabilities and other items including identifiable intangibles, will be made on the basis of evaluations as of the effective time of the merger and, therefore, may differ from those reflected in the Unaudited Pro Forma Condensed Financial Information.


     You should read the Unaudited Pro Forma Condensed Financial Information in conjunction with Fifth Third's Consolidated Financial Statements and notes thereto incorporated by reference in this document and Ottawa's Consolidated Financial Statements and notes thereto incorporated by reference in this document. We have listed the documents that we incorporate by reference under the heading "Where You Can Find More Information" on page 53.

                      FIFTH THIRD BANCORP AND SUBSIDIARIES

              UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
                              AS OF JUNE 30, 2000
                                    ($000'S)

                                         FIFTH THIRD       OTTAWA
                                         BANCORP AND      FINANCIAL      PRO FORMA      PRO FORMA
                                         SUBSIDIARIES    CORPORATION    ADJUSTMENTS     COMBINED
                                         ------------    -----------    -----------    -----------
ASSETS
  Cash and Due from Banks..............  $   750,986     $   20,348      $     --      $   771,334
  Securities Available for Sale........   15,152,145         81,361                     15,233,506
  Securities Held to Maturity..........       45,967             --                         45,967
  Other Short-Term Investments.........      109,526             --                        109,526
  Loans Held for Sale..................      349,829            713                        350,542
  Loans and Leases.....................   26,078,254        947,128                     27,025,382
  Reserve for Credit Losses............     (382,524)        (5,193)                      (387,717)
                                         -----------     ----------      --------      -----------
     Net Loans and Leases..............   25,695,730        941,935            --       26,637,665
  Bank Premises and Equipment..........      495,951         16,469                        512,420
  Accrued Income Receivable............      343,804          5,146                        348,950
  Goodwill.............................      300,425          9,976        78,348(1)(3)     388,749
  Mortgage Servicing Rights............      114,088          2,410                        116,498
  Other Assets.........................    1,365,481          6,266                      1,371,747
                                         -----------     ----------      --------      -----------
Total Assets...........................  $44,723,932     $1,084,624      $ 78,348      $45,886,904
                                         ===========     ==========      ========      ===========
LIABILITIES AND SHAREHOLDERS' EQUITY
  Total Deposits.......................  $27,459,776     $  738,089      $     --      $28,197,865
  Federal Funds Borrowed...............    3,252,303         14,159                      3,266,462
  Short-Term Bank Notes................    2,740,000             --                      2,740,000
  Other Short-Term Borrowings..........    3,071,321         60,000       172,059(2)     3,303,380
  Accrued Taxes, Interest and
     Expenses..........................      980,426          6,451                        986,877
  Other Liabilities....................      435,654          7,907                        443,561
  Long-Term Debt.......................    2,287,003        178,125                      2,465,128
  Guaranteed Preferred Beneficial
     Interests in Convertible Preferred
     Debentures........................      172,500             --                        172,500
                                         -----------     ----------      --------      -----------
Total Liabilities......................   40,398,983      1,004,731       172,059       41,575,773
SHAREHOLDERS' EQUITY
  Common Stock.........................    1,032,177             66           (66)(4)    1,032,177
  Capital Surplus......................      499,038         78,696       (92,514)(4)      485,220
  Retained Earnings....................    3,056,430          1,998        (1,998)(4)    3,056,430
  Net Unrealized Losses on Securities
     Available for Sale................     (262,696)          (867)          867(4)      (262,696)
                                         -----------     ----------      --------      -----------
Total Shareholders' Equity.............    4,324,949         79,893       (93,711)       4,311,131
                                         -----------     ----------      --------      -----------
Total Liabilities and Shareholders'
  Equity...............................  $44,723,932     $1,084,624      $ 78,348      $45,886,904
                                         ===========     ==========      ========      ===========

See accompanying notes to the unaudited pro forma condensed financial information.

                      FIFTH THIRD BANCORP AND SUBSIDIARIES

          UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF INCOME
                     FOR THE SIX MONTHS ENDED JUNE 30, 2000
                   ($000'S, EXCEPT SHARES AND PER SHARE DATA)

                                        FIFTH THIRD       OTTAWA
                                        BANCORP AND      FINANCIAL      PRO FORMA      PRO FORMA
                                        SUBSIDIARIES    CORPORATION    ADJUSTMENTS      COMBINED
                                        ------------    -----------    -----------    ------------
Interest Income.......................  $  1,585,096    $   38,444     $       --     $  1,623,540
Interest Expense......................       856,932        23,560          5,592(2)       886,084
                                        ------------    ----------     ----------     ------------
Net Interest Income...................       728,164        14,884         (5,592)         737,456
Provision for Credit Losses...........        47,691           675             --           48,366
                                        ------------    ----------     ----------     ------------
Net Interest Differential.............       680,473        14,209         (5,592)         689,090
                                        ------------    ----------     ----------     ------------
Other Operating Income:
  Service Charges on Deposits.........       102,998         1,739                         104,737
  Other Operating Income..............       385,226         1,481                         386,707
                                        ------------    ----------     ----------     ------------
Total Other Income....................       488,224         3,220             --          491,444
                                        ------------    ----------     ----------     ------------
Operating Expenses:
  Salaries, Wages and Benefits........       268,240         5,841                         274,081
  Equipment and Occupancy Expenses....        63,513         1,334                          64,847
  Other Operating Expenses............       245,398         3,272          1,959(3)       250,629
                                        ------------    ----------     ----------     ------------
Total Operating Expenses..............       577,151        10,447          1,959          589,557
                                        ------------    ----------     ----------     ------------
Earnings Before Income Taxes..........       591,546         6,982         (7,551)         590,977
Applicable Income Taxes...............       193,089         2,484         (1,957)(5)      193,616
                                        ------------    ----------     ----------     ------------
Net Income............................  $    398,457    $    4,498     $   (5,594)    $    397,361
                                        ============    ==========     ==========     ============
Average Shares Outstanding:
  Basic...............................   464,259,980     6,459,594                     464,259,980
  Diluted.............................   475,406,441     6,731,192                     475,406,441
Earnings Per Share:
  Basic...............................  $       0.86    $     0.70                    $       0.86
  Diluted.............................  $       0.85    $     0.67                    $       0.84

See accompanying notes to the unaudited pro forma condensed financial information.

                      FIFTH THIRD BANCORP AND SUBSIDIARIES

          UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF INCOME
                      FOR THE YEAR ENDED DECEMBER 31, 1999
                   ($000'S, EXCEPT SHARES AND PER SHARE DATA)

                                        FIFTH THIRD       OTTAWA
                                        BANCORP AND      FINANCIAL      PRO FORMA      PRO FORMA
                                        SUBSIDIARIES    CORPORATION    ADJUSTMENTS      COMBINED
                                        ------------    -----------    -----------    ------------
Interest Income.......................  $  2,738,082    $   68,978     $       --     $  2,807,060
Interest Expense......................     1,333,491        38,882         11,184(2)     1,383,557
                                        ------------    ----------     ----------     ------------
Net Interest Income...................     1,404,591        30,096        (11,184)       1,423,503
Provision for Credit Losses...........       134,057         1,170                         135,227
                                        ------------    ----------     ----------     ------------
Net Interest Differential.............     1,270,534        28,926        (11,184)       1,288,276
                                        ------------    ----------     ----------     ------------
Other Operating Income:
  Service Charges on Deposits.........       174,257         3,502                         177,759
  Other Operating Income..............       703,429         3,181                         706,610
                                        ------------    ----------     ----------     ------------
Total Other Income....................       877,686         6,683             --          884,369
                                        ------------    ----------     ----------     ------------
Operating Expenses:
  Salaries, Wages and Benefits........       505,075        11,213                         516,288
  Equipment and Occupancy Expenses....       122,072         2,879                         124,951
  Other Operating Expenses............       494,809         6,871          3,917(3)       505,597
                                        ------------    ----------     ----------     ------------
Total Operating Expenses..............     1,121,956        20,963          3,917        1,146,836
                                        ------------    ----------     ----------     ------------
Earnings Before Income Taxes..........     1,026,264        14,646        (15,101)       1,025,809
Applicable Income Taxes...............       358,035         5,138         (3,915)(5)      359,258
                                        ------------    ----------     ----------     ------------
Net Income............................  $    668,229    $    9,508     $  (11,186)    $    666,551
                                        ============    ==========     ==========     ============
Average Shares Outstanding: (6)
  Basic...............................   459,178,812     6,557,416                     459,178,812
  Diluted.............................   471,855,758     6,924,548                     471,855,758
Earnings Per Share: (6)
  Basic...............................  $       1.46    $     1.45                    $       1.45
  Diluted.............................  $       1.43    $     1.37                    $       1.42

See accompanying notes to the unaudited pro forma condensed financial information.

                      FIFTH THIRD BANCORP AND SUBSIDIARIES

                        NOTES TO THE UNAUDITED PRO FORMA
                        CONDENSED FINANCIAL INFORMATION
                   ($000'S, EXCEPT SHARES AND PER SHARE DATA)
     The Unaudited Pro Forma Condensed Financial Information is based on the following adjustments and related assumptions; the actual purchase price accounting adjustments will be made on the basis of evaluations as of the effective time of the merger and, therefore, may differ from those reflected in the Unaudited Pro Forma Condensed Financial Information.

NOTE 1

     The purchase accounting adjustments to record this merger used in the preparation of the Unaudited Pro Forma Condensed Combined Balance Sheet are summarized below:

Shares of Ottawa Financial Corporation as of June 30,
  2000......................................................     6,603,687
Exchange ratio of Fifth Third shares for Ottawa shares......           .54
                                                                ----------
Shares to be issued from Treasury (acquired under a share
  repurchase program commenced September 5, 2000 at an
  estimated average cost of $48.25 per share)...............     3,565,991
                                                                ==========
Shares issued at market value of $44.375 per share (closing
  price preceding date of affiliation agreement)............    $  158,241
Historical net assets acquired..............................       (79,893)
                                                                ----------
Excess of purchase price over historical net assets
  acquired..................................................    $   78,348
                                                                ==========

     Each share of Ottawa common stock (excluding treasury shares) that is issued and outstanding immediately prior to the effective time of the merger will be canceled and converted, by virtue of the merger and without any further action, into the right to receive:

     - .54 of a share of Fifth Third common stock if the average closing price is equal to or greater than $40.75; or

     - that number of shares or fraction of a share of Fifth Third common stock obtained by dividing $22.01 by the average closing price if the average closing price is less than $40.75.


     For purposes of determining the exchange ratio, the average closing price will be calculated using the average of the closing prices for a share of Fifth Third common stock on the Nasdaq National Market for the 20 consecutive trading days ending on the fifth trading day before the effective time of the merger.


     The adjustment to capital surplus for the difference in the estimated cost of the treasury shares and their market value at the date of the affiliation agreement is $13.8 million.

NOTE 2

     The Unaudited Pro Forma Condensed Combined Balance Sheet reflects additional short-term borrowings of $172.1 million to repurchase the treasury shares for issuance in this merger transaction, and the Unaudited Pro Forma Condensed Combined Income Statements reflect the additional interest expense incurred thereon.

NOTE 3

     Since the final determination of adjustments to assets and liabilities will be made based on the fair values as of the effective time of the merger and after evaluations of the values are complete, the final amounts may differ from the estimates provided herein. Goodwill is amortized on a straight-line basis over 20 years.

                      FIFTH THIRD BANCORP AND SUBSIDIARIES

                        NOTES TO THE UNAUDITED PRO FORMA
                  CONDENSED FINANCIAL INFORMATION (CONTINUED)
                   ($000'S, EXCEPT SHARES AND PER SHARE DATA)

NOTE 4

     The pro forma adjustments impacting shareholders' equity are as follows:

Elimination of Ottawa equity................................    $(79,893)
Purchase of 3,565,991 treasury shares for issuance in
  connection with merger transaction at an estimated average
  cost of $48.25............................................    (172,059)
Issuance of 3,565,991 Fifth Third common shares at a market
  value of $44.375..........................................     158,241
                                                                --------
                                                                $(93,711)
                                                                ========

NOTE 5

     Income tax expense on pro forma adjustments is reflected using a 35% tax rate.

NOTE 6

     Share and per share amounts for the year ended December 31, 1999 have been adjusted to reflect Fifth Third's 3-for-2 stock split effected in the form of a stock dividend paid July 14, 2000 and Ottawa's 10% stock dividend paid on June 30, 2000.

               SELECTED HISTORICAL FINANCIAL DATA OF FIFTH THIRD

     The following table sets forth certain historical financial data concerning Fifth Third for the five years ended December 31, 1999 and the six months ended June 30, 2000 and 1999. This information is based on information contained in Fifth Third's 1999 Annual Report on Form 10-K for the fiscal year ended December 31, 1999, as well as Fifth Third's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000, which are incorporated by reference into this document. Financial data for all periods has been restated to reflect the second quarter 1998 mergers with CitFed Bancorp, Inc. and State Savings Company and the fourth quarter 1999 mergers with CNB Bancshares, Inc. and Peoples Bank Corporation of Indianapolis. These mergers were accounted for as poolings-of-interest. All share and per share information has been retroactively adjusted to reflect the 3-for-2 stock splits effected in the form of stock dividends paid on July 14, 2000, April 15, 1998, July 15, 1997 and January 12, 1996.

                                  SIX MONTHS
                                ENDED JUNE 30,                              YEARS ENDED DECEMBER 31,
                           ------------------------    ------------------------------------------------------------------
                            2000(1)         1999        1999(2)       1998(3)         1997        1996(4)         1995
                           ----------    ----------    ----------    ----------    ----------    ----------    ----------
                                                      (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
SUMMARY OF OPERATIONS:
Interest income..........  $1,585,096    $1,309,402    $2,738,082    $2,585,927    $2,477,612    $2,272,049    $1,949,924
Interest expense.........     856,932       617,986     1,333,491     1,315,947     1,304,077     1,189,309     1,045,392
                           ----------    ----------    ----------    ----------    ----------    ----------    ----------
Net interest income......     728,164       691,416     1,404,591     1,269,980     1,173,535     1,082,740       904,532
Provision for credit
  losses.................      47,691        60,662       134,057       123,489       116,946        82,880        54,819
                           ----------    ----------    ----------    ----------    ----------    ----------    ----------
Net interest income after
  provision for credit
  losses.................     680,473       630,754     1,270,534     1,146,491     1,056,589       999,860       849,713
Other operating income...     488,224       427,806       877,686       753,544       590,428       494,024       407,160
Operating expenses.......     577,151       520,553     1,121,956     1,066,207       849,902       833,361       675,398
                           ----------    ----------    ----------    ----------    ----------    ----------    ----------
Income before income
  taxes..................     591,546       538,007     1,026,264       833,828       797,115       660,523       581,475
Applicable income
  taxes..................     193,089       181,493       358,035       287,316       267,736       217,647       192,458
                           ----------    ----------    ----------    ----------    ----------    ----------    ----------
Net income...............  $  398,457    $  356,514    $  668,229    $  546,512    $  529,379    $  442,876    $  389,017
                           ==========    ==========    ==========    ==========    ==========    ==========    ==========
COMMON SHARE DATA:
Earnings per share.......  $     0.86    $     0.78    $     1.46    $     1.21    $     1.18    $     0.99    $     0.91
Earnings per diluted
  share..................        0.85          0.77          1.43          1.19          1.17          0.97          0.88
Cash dividends declared
  per share..............        0.34          0.26          0.59          0.47          0.38          0.33          0.28
Book value at period
  end....................        9.30          8.45          8.80          8.38          7.52          7.02          6.10
Average shares
  outstanding (000's)....     464,260       455,515       459,179       452,002       446,796       448,762       428,251
Average diluted shares
  outstanding (000's)....     475,406       468,876       471,856       463,127       454,241       458,640       442,878

---------------

(1) Operating expenses for the first six months of 2000 include $33.5 million of pretax merger-related and special charges ($23.1 million after tax, or $.05 per diluted share). For comparability, excluding the impact of these charges, net income, earnings per share and earnings per diluted share would have been $421.5 million, $.90 and $.89, respectively.

(2) Provision for credit losses and operating expenses for 1999 include $26.2 million and $82.1 million of pretax merger-related charges ($83.8 million after tax, or $.18 per diluted share). For comparability, excluding the impact of these charges, net income, earnings per share and earnings per diluted share would have been $752.0 million, $1.64 and $1.61, respectively.

(3) Provision for credit losses and operating expenses for 1998 include $16.7 million and $121.3 million of pretax merger-related charges ($98.7 million after tax, or $.21 per diluted share). For comparability, excluding the impact of these charges, net income, earnings per share and earnings per diluted share would have been $645.2 million, $1.42 and $1.40, respectively.

(4) Operating expenses for 1996 include the impact of the special SAIF assessment of $49.6 million pretax ($31.3 million after tax, or $.07 per diluted share). For comparability, excluding the impact of this assessment, net income, earnings per share and earnings per diluted share would have been $474.1 million, $1.05 and $1.03, respectively.

                                       JUNE 30,                                       DECEMBER 31,
                               -------------------------   -------------------------------------------------------------------
                                 2000(1)        1999         1999(2)       1998(3)        1997         1996(4)        1995
                               -----------   -----------   -----------   -----------   -----------   -----------   -----------
                                                           (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
FINANCIAL CONDITION AT PERIOD
  END:
Securities...................  $15,198,112   $12,740,248   $12,816,671   $11,305,815   $10,530,928   $10,145,613   $ 7,476,140
Loans and leases.............   26,078,254    23,700,856    24,963,620    22,356,524    21,898,954    20,207,880    18,422,675
Assets.......................   44,723,932    39,987,015    41,589,512    37,092,266    35,180,173    33,135,051    28,301,971
Deposits.....................   27,459,776    25,601,981    26,083,560    24,495,784    24,289,566    23,306,020    20,825,573
Short-term borrowings........    9,063,624     6,717,762     8,374,133     4,514,636     4,391,386     4,263,311     2,474,043
Long-term debt and
  convertible subordinated
  notes......................    2,459,503     2,782,464     1,976,272     3,236,090     2,305,341     1,795,069     1,781,708
Shareholders' equity.........    4,324,949     3,865,742     4,077,031     3,795,054     3,358,540     3,135,413     2,658,637
RATIOS:
PROFITABILITY RATIOS:
Return on average assets.....         1.92%         1.88%         1.89%         1.78%         1.57%         1.52%         1.47%
Return on average
  shareholders' equity.......         20.1%         18.8%         19.0%         18.2%         17.2%         16.3%         15.9%
Net interest margin..........         3.78%         4.12%         3.99%         3.93%         3.86%         3.83%         3.76%
Overhead ratio(5)............         43.1%         45.2%         44.1%         45.3%         46.8%         48.3%         50.1%
Other operating income to
  total income(6)............         40.1%         38.1%         38.4%         36.9%         33.2%         30.9%         30.6%
Dividend payout..............         40.0%         34.6%         41.0%         39.8%         32.4%         33.6%         32.3%
CAPITAL RATIOS:
Average shareholders' equity
  to average assets..........         9.57%        10.00%         9.95%         9.80%         9.16%         9.28%         9.24%
Tier 1 risk-adjusted
  capital....................        12.63%        11.98%        12.16%        12.47%        11.28%        11.84%        11.75%
Total risk-adjusted
  capital....................        14.43%        14.35%        14.00%        14.44%        13.44%        14.31%        14.67%
Tier 1 leverage..............        10.06%         9.86%         9.81%        10.09%         9.15%         8.84%         9.28%
RATIO OF EARNINGS TO FIXED
  CHARGES:(7)
Including deposit interest...         1.69x         1.86x         1.76x         1.63x         1.61x         1.55x         1.55x
Excluding deposit interest...         2.87x         3.46x         3.12x         3.00x         3.12x         3.23x         3.20x
CREDIT QUALITY RATIOS:
Reserve for credit losses to
  nonperforming assets.......       483.00%       394.87%       474.06%       364.44%       265.41%       228.08%       206.69%
Reserve for credit losses to
  loans and leases
  outstanding................         1.47%         1.48%         1.47%         1.48%         1.43%         1.41%         1.47%
Net charge-offs to average
  loans and leases
  outstanding................         0.25%         0.38%         0.36%         0.47%         0.43%         0.40%         0.23%
Nonperforming assets to
  loans, leases and other
  real estate owned..........         0.30%         0.37%         0.31%         0.41%         0.54%         0.62%         0.71%

---------------

(1) Operating expenses for the first six months of 2000 exclude merger-related and special charges totaling $33.5 million pretax ($23.1 million after tax, or $.05 per diluted share). For comparability, including the impact of these charges, return on average assets, return on average equity and the overhead ratio were 1.82%, 19.0% and 45.8%, respectively.

(2) Provision for credit losses and operating expenses exclude $26.2 million and $82.1 million of pretax merger-related charges ($83.8 million after tax, or $.18 per diluted share). For comparability, including the impact of these charges, return on average assets, return on average equity and the overhead ratio were 1.68%, 16.9% and 47.6%, respectively.

(3) Provision for credit losses and operating expenses exclude $16.7 million and $121.3 million of pretax merger-related charges ($98.7 million after tax, or $.21 per diluted share). For comparability, including the impact of these charges, return on average assets, return on average equity and the overhead ratio were 1.51%, 15.4% and 51.1%, respectively.

(4) Operating expenses for 1996 exclude the impact of the special SAIF assessment of $49.6 million pretax ($31.3 million after tax, or $.07 per diluted share). For comparability, including the impact of this assessment, return on average assets, return on average equity and the overhead ratio were 1.42%, 15.3% and 51.4%, respectively.

(5) Operating expenses divided by the sum of taxable-equivalent net interest income and other operating income.

(6) Other operating income excluding securities gains and losses as a percent of net interest income and other operating income excluding securities gains and losses.

(7) Earnings represent income before income taxes plus fixed charges. Fixed charges include interest expense and the proportion deemed representative of the interest factor of rental expense.

                  SELECTED HISTORICAL FINANCIAL DATA OF OTTAWA

     The following table sets forth certain historical financial data concerning Ottawa for the five years ended December 31, 1999 and the six months ended June 30, 2000 and 1999. This information is based on information contained in Ottawa's 1999 Annual Report on Form 10-K for the fiscal year ended December 31, 1999, as well as Ottawa's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000, which are incorporated by reference in this document. All share and per share information has been retroactively adjusted to reflect the 10% stock dividends paid on June 30, 2000, June 30, 1999, August 31, 1998 and September 30, 1997.

                                  SIX MONTHS
                                ENDED JUNE 30,                              YEARS ENDED DECEMBER 31,
                           ------------------------    ------------------------------------------------------------------
                              2000          1999          1999          1998          1997        1996(1)         1995
                           ----------    ----------    ----------    ----------    ----------    ----------    ----------
                                                      (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
SUMMARY OF OPERATIONS:
Interest income..........  $   38,444    $   33,481    $   68,978    $   67,904    $   64,726    $   54,669    $   25,579
Interest expense.........      23,560        18,851        38,882        40,012        37,704        30,531        11,321
                           ----------    ----------    ----------    ----------    ----------    ----------    ----------
Net interest income......      14,884        14,630        30,096        27,892        27,022        24,138        14,258
Provision for credit
  losses.................         675           555         1,170           930           660           564           160
                           ----------    ----------    ----------    ----------    ----------    ----------    ----------
Net interest income after
  provision for credit
  losses.................      14,209        14,075        28,926        26,962        26,362        23,574        14,098
Other operating income...       3,220         3,470         6,683         7,811         4,146         3,328         2,093
Operating expenses (2)...      10,447        10,675        20,963        21,092        18,708        21,844        10,651
                           ----------    ----------    ----------    ----------    ----------    ----------    ----------
Income before income
  taxes..................       6,982         6,870        14,646        13,681        11,800         5,058         5,540
Applicable income
  taxes..................       2,484         2,495         5,138         5,013         4,273         1,964         1,911
                           ----------    ----------    ----------    ----------    ----------    ----------    ----------
Net income...............  $    4,498    $    4,375    $    9,508    $    8,668    $    7,527    $    3,094    $    3,629
                           ==========    ==========    ==========    ==========    ==========    ==========    ==========
COMMON SHARE DATA:
Earnings per share.......  $     0.70    $     0.67    $     1.45    $     1.32    $     1.10    $     0.42    $     0.47
Earnings per diluted
  share..................        0.67          0.63          1.37          1.19          1.01          0.41          0.47
Cash dividends declared
  per share..............        0.23          0.19          0.41          0.32          0.27          0.23          0.21
Book value at period
  end....................       12.10         11.32         11.61         11.14         10.79         10.14          9.85
Average shares
  outstanding (000's)....   6,459,594     6,572,096     6,557,416     6,578,215     6,855,184     7,390,924     7,648,529
Average diluted shares
  outstanding (000's)....   6,731,192     6,958,815     6,924,548     7,293,697     7,465,659     7,567,490     7,694,852

---------------

(1) Significant variation from prior years due primarily to the acquisition of AmeriBank Federal Savings Bank in February 1996, which was accounted for as a purchase.

(2) Operating expenses for 1996 include the impact of the special SAIF assessment of $3.5 million pretax ($2.3 million after tax, or $.31 per diluted share). For comparability, excluding the impact of this assessment, net income, earnings per share and earnings per diluted share would have been $5.4 million, $0.73 and $0.71, respectively.

                                               JUNE 30,                              DECEMBER 31,
                                         --------------------   ------------------------------------------------------
                                           2000        1999        1999        1998       1997     1996(1)      1995
                                         ---------   --------   ----------   --------   --------   --------   --------
                                                            (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
FINANCIAL CONDITION AT PERIOD END:
Securities.............................  $  81,361   $ 91,903   $   92,838   $ 83,428   $ 64,616   $ 69,864   $ 66,926
Loans and leases.......................    947,128    782,957      861,473    773,593    750,716    718,680    277,708
Assets.................................  1,084,624    928,856    1,017,168    938,030    885,817    848,306    370,305
Deposits...............................    738,089    677,859      711,954    693,632    654,560    622,492    243,220
Short-term borrowings..................     74,159     32,828      102,828     61,405     70,500     62,712      7,571
Long-term debt and convertible
  subordinated notes...................    178,125    128,125      115,125     98,863     74,958     78,458     35,670
Shareholders' equity...................     79,893     77,969       77,832     73,407     76,363     76,917     79,560
RATIOS:
PROFITABILITY RATIOS:
Return on average assets...............       0.86%      0.93%        1.00%      0.94%      0.87%     0.72%      1.08%
Return on average shareholders'
  equity...............................      11.54%     11.56%       12.41%     11.49%      9.93%     6.83%      4.62%
Net interest margin....................       3.01%      3.36%        3.37%      3.26%      3.37%     3.50%      4.44%
Overhead ratio (2).....................      57.75%     59.08%       56.95%     60.20%     60.66%    66.75%     65.14%
Other operating income to total income
  (3)..................................       17.8%      19.2%        18.2%      21.9%      12.9%     12.1%      14.9%
Dividend payout........................       34.3%      30.2%        29.9%      26.9%      26.7%     56.1%      44.7%
CAPITAL RATIOS:
Average shareholders' equity to average
  assets...............................       7.48%      8.08%        8.02%      8.15%      8.73%     9.09%     22.62%
Tier 1 risk-adjusted capital (4).......       9.35%      9.91%        9.50%      9.60%     10.70%     9.80%     14.40%
Total risk-adjusted capital (4)........      10.04%     10.61%       10.20%     10.30%     11.30%    10.40%     15.00%
Tier 1 leverage (4)....................       6.67%      6.71%        6.70%      6.30%      6.80%     6.20%      9.82%
RATIO OF EARNINGS TO FIXED CHARGES (5):
Including deposit interest.............       1.30x      1.36x        1.38x      1.34x      1.31x      1.17x      1.49x
Excluding deposit interest.............       1.99x      2.51x        2.43x      2.42x      2.42x      1.92x      5.32x
CREDIT QUALITY RATIOS:
Reserve for credit losses to
  nonperforming loans..................     168.08%    240.12%      359.21%    119.51%    118.62%   109.89%     51.38%
Reserve for credit losses to loans and
  leases outstanding...................       0.55%      0.55%        0.55%      0.49%      0.44%     0.44%      0.45%
Net charge-offs to average loans and
  leases outstanding...................          *          *            *          *          *          *          *
Nonperforming assets to total assets...       0.33%      0.27%        0.21%      0.43%      0.36%     0.36%      0.76%

---------------

* Less than 0.10%

(1) Operating expenses for 1996 exclude the impact of the special SAIF assessment of $3.5 million pretax ($2.3 million after tax, or $.31 per diluted share). For comparability, including the impact of this assessment, return on average assets, return on average equity and the overhead ratio were .41%, 3.93% and 79.56%, respectively.

(2) Operating expenses divided by the sum of net interest income and other operating income (excluding loan and securities gains and losses).

(3) Other operating income excluding securities gains and losses as a percent of net interest income and other operating income excluding securities gains and losses.

(4) Regulatory capital ratios relate to AmeriBank only and do not reflect the consolidated capital ratios of Ottawa.

(5) Earnings represent income before income taxes plus fixed charges. Fixed charges include interest expense.

                  DESCRIPTION OF CAPITAL STOCK AND COMPARATIVE
                             RIGHTS OF SHAREHOLDERS

     Fifth Third is a corporation organized under the laws of the State of Ohio. Ottawa is a corporation organized under the laws of the State of Delaware.

     Fifth Third is authorized to issue 650,000,000 shares of Fifth Third common stock, no par value, and 500,000 shares of preferred stock, no par value. As of June 30, 2000, Fifth Third had outstanding 464,944,695 shares of Fifth Third common stock and no shares of Fifth Third preferred stock. Pursuant to article fourth of Fifth Third's articles of incorporation, the board of directors of Fifth Third may, without further action of the shareholders: (1) divide into one or more new series the authorized shares of Fifth Third preferred stock which have not previously been designated, (2) fix the number of shares constituting any new series, and (3) fix the dividend rates, payment dates, whether dividend rights shall be cumulative or non-cumulative, conversion rights, redemption rights (including sinking fund provisions) and liquidation preferences. Except as otherwise provided by law, holders of any series of Fifth Third preferred stock shall not be entitled to vote on any matter.


     Ottawa is authorized to issue 8,000,000 shares of Ottawa common stock, $.01 par value per share, and 4,000,000 shares of Ottawa preferred stock, $.01 par value per share. As of October 2, 2000, Ottawa had outstanding 6,724,105 shares of Ottawa common stock and no shares of Ottawa preferred stock. Pursuant to Ottawa's certificate of incorporation, the board of directors of Ottawa may, without further action of the shareholders, divide the Ottawa preferred stock into one or more series and fix the voting powers and the designations, preferences, rights, and the qualification, limitations and restrictions of such series.


     Set forth below is a description of Fifth Third common stock and Ottawa common stock. This description and analysis are brief summaries of relevant provisions of the articles of incorporation and code of regulations of Fifth Third and Ohio law and of the certificate of incorporation and bylaws of Ottawa and Delaware law and are qualified in their entirety by reference to these documents.

VOTING RIGHTS

     Holders of both Fifth Third common stock and Ottawa common stock are generally entitled to one vote per share on all matters submitted to a vote of shareholders.

     Ottawa's certificate of incorporation, however, provides that a shareholder who beneficially owns more than 10% of the outstanding shares of common stock of Ottawa may not vote those shares which exceed 10% of the outstanding shares of common stock of Ottawa.

     Fifth Third's code of regulations provides for the division of its board of directors into three classes of approximately equal size. Directors of Fifth Third's board of directors are elected for three-year terms, and the terms of office of approximately one-third of the members of the classified board of directors expire each year. This classification of the board of Fifth Third may make it more difficult for a shareholder to acquire immediate control of Fifth Third and remove management by means of a hostile takeover. Since the terms of approximately one-third of the incumbent directors expire each year, at least two annual elections are necessary for the shareholders to replace a majority of directors, whereas a majority of the directors of a non-classified board of directors may be replaced in one annual meeting.

     The Ottawa board is also classified. The Ottawa board is divided into three classes, with the current board consisting of two classes containing three directors each and one class containing four directors; and the election of each class of directors constitutes a separate election. Directors serve for terms of three years and until their respective successors are duly elected and qualified. As a result of the classification of the Ottawa board, a minimum of two annual meetings of shareholders would be necessary for a majority of the members of the Ottawa board to stand for election.

     As stated above, Fifth Third is authorized to issue 500,000 shares of Fifth Third preferred stock, and its board of directors may designate various characteristics and rights of Fifth Third preferred stock, including conversion rights. Accordingly, Fifth Third's board of directors may authorize the conversion of shares of

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Fifth Third preferred stock into any number of shares of Fifth Third common stock and thus dilute the outstanding shares of Fifth Third common stock. Subject to the board's fiduciary duties, Fifth Third could issue convertible preferred stock with the purpose or effect of deterring or preventing a takeover of Fifth Third.

     Ottawa's certificate of incorporation contains a similar provision that could be utilized with a similar purpose or effect. As stated above, Ottawa is authorized to issue 4,000,000 shares of Ottawa preferred stock, and its board of directors may designate various characteristics and rights of Ottawa preferred stock, including conversion rights. Accordingly, Ottawa's board of directors may authorize the conversion of shares of Ottawa preferred stock into any number of shares of Ottawa common stock and thus dilute the outstanding shares of Ottawa common stock. Pursuant to the affiliation agreement, Ottawa has agreed not to issue any shares of Ottawa preferred stock.

     The holders of Fifth Third common stock have the right to vote cumulatively in the election of directors. Under applicable Ohio law, unless a corporation's articles of incorporation are amended to provide that no shareholder of the corporation may cumulate his or her voting power, each shareholder has the right to vote cumulatively in the election of directors of the corporation if (1) written notice is given by any shareholder of the corporation to the president, a vice president or the secretary of such corporation, not less than forty-eight hours before the time fixed for holding the meeting at which directors are to be elected, indicating that the shareholder desires that voting for the election of directors be cumulative, and (2) announcement of the giving of this notice is made upon the convening of the meeting by the chairman or the secretary or by or on behalf of the shareholder giving the notice. In this event, each shareholder will be entitled to cumulate the voting power as he or she possesses and to give one nominee as many votes as the number of directors to be elected multiplied by the number of his or her shares, or to distribute these votes on the same principle among two or more candidates, as each shareholder sees fit. The availability of cumulative voting rights enhances the ability of minority shareholders to obtain representation on the board of directors.

     Ottawa shareholders do not have a right to vote cumulatively in the election of directors. Therefore, each share of Ottawa common stock is entitled to one vote in the election of any director.

DIVIDENDS

     Holders of Fifth Third common stock and Ottawa common stock are each entitled to dividends as and when declared by the respective boards of directors of each institution out of funds legally available for the payment of dividends. Fifth Third and Ottawa have, in the past, declared and paid dividends on a quarterly basis, and intend to continue to do so in the immediate future in such amounts as their respective boards of directors shall determine.

     Most of the revenues of Fifth Third and Ottawa available for payment of dividends derive from amounts paid to each corporation by its respective subsidiaries. Under applicable banking law, the total dividends declared in any calendar year by a national bank or a state-chartered bank may not, without the approval of the Comptroller of the Currency, the Federal Reserve Board, or the FDIC, as the case may be, exceed the aggregate of the bank's net profits and retained net profits for the preceding two years. Neither any affiliate of Ottawa nor any affiliate of Fifth Third has ever been prohibited from declaring dividends or restricted in paying any dividends declared.

     If, in the opinion of the applicable regulatory authority, a depository institution under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice (which, depending on the financial condition of the depository institution, could include the payment of dividends), the authority may require, after notice and hearing, that the bank cease and desist from the practice. The Federal Reserve Board has similar authority with respect to bank holding companies. In addition, the Federal Reserve Board, the Comptroller of the Currency and the Federal Deposit Insurance Corporation have issued policy statements which provide that insured banks and bank holding companies should generally only pay dividends out of current operating earnings. Finally, the regulatory authorities have established guidelines with respect to the maintenance of appropriate levels of capital by a bank, bank holding company or savings association under

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their jurisdiction. Compliance with the standards set forth in these guidelines could limit the amount of dividends which Fifth Third and Ottawa, and their respective affiliates, may pay in the future.

PREEMPTIVE RIGHTS

     Neither shareholders of Fifth Third nor shareholders of Ottawa have preemptive rights.

RIGHTS UPON LIQUIDATION

     In the event of any liquidation, dissolution or winding up of Fifth Third or Ottawa, so long as neither corporation has issued preferred stock, the holders of Fifth Third common stock and Ottawa common stock would be entitled to receive, after payment or provision for payment of all debts and liabilities of Fifth Third or Ottawa (including the payment of all fees, taxes and other expenses incidental thereto), the remaining assets of Fifth Third or Ottawa available for distribution. If Fifth Third preferred stock or Ottawa preferred stock is issued, the holders of such preferred stock may have priority over the holders of common stock in the event of liquidation or dissolution.

INDEMNIFICATION AND PERSONAL LIABILITY OF DIRECTORS AND OFFICERS

     Fifth Third's code of regulations provides for the indemnification of each director and officer of the corporation, to the fullest extent permitted by Ohio law, against all expenses and liabilities reasonably incurred by or imposed on him or her in connection with any proceeding or threatened proceeding in which he or she may become involved by reason of his or her being or having been a director or officer.

     Ottawa's certificate of incorporation provides for the indemnification of each director and officer of the corporation, to the fullest extent permitted by Delaware law, against all expenses and liabilities reasonably incurred by or imposed on him or her in connection with any proceeding or threatened proceeding in which he or she may become involved by reason of his or her being or having been a director or officer of Ottawa or serving at the request of Ottawa as a director or officer of another corporation.

     Under Delaware law, subject to certain exceptions, a director is protected from monetary liability for breaches of his or her duty of care. Delaware law provides for such a limitation on director liability if the certificate of incorporation contains a provision to that effect. The Ottawa certificate of incorporation contains such a provision. Such a provision does not, however, eliminate or limit director liability for a breach of the director's duty of loyalty to the corporation or its shareholders or for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, for willful or negligent conduct in paying dividends or repurchasing stock out of other than legally available funds, or for any transaction from which the director derived an improper personal benefit. The grant of indemnification in the context of a derivative or other comparable suit may have a circular effect, inasmuch as any damages recovered in such action will be offset by the cost of indemnification. If the merger is consummated, Fifth Third will assume all such obligations of Ottawa for the indemnification of its officers and directors. See "Proposal -- Merger of Ottawa Into Fifth Third -- Interests of Certain Persons in the Merger."

     Neither Fifth Third nor Ottawa have any additional indemnification agreements with their directors or executive officers.

SHAREHOLDERS' MEETINGS; QUORUM

     Special meetings of Fifth Third's shareholders may be called at any time by the board of directors or by the shareholders of Fifth Third upon the written application of the holders of at least 25% of all Fifth Third capital stock entitled to vote on the matters to be considered at the meeting. These applications must set forth the purpose or purposes of the meeting. Special meetings of Ottawa's shareholders may be called at any time by a majority of the entire board of directors of Ottawa.

     The presence in person or by proxy of the holders of a majority of the shares of stock entitled to vote at a meeting on every matter that is to be voted on constitutes a quorum under Fifth Third's code of regulations.

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Ottawa's bylaws provide that the holders of at least one-third of all shares entitled to vote at the meeting shall constitute a quorum, except where a larger number is required by law.

QUALIFICATION OF DIRECTORS

     Ottawa's bylaws provide that any person who has reached the age of 75 years is not eligible for election to the Ottawa board of directors and that no director shall serve beyond the annual meeting of Ottawa in the year in which the director becomes 75. A director's term will be adjusted, if necessary, to expire in the year the director turns 75. This limitation does not apply to directors who have served on the board of AmeriBank (then known as Ottawa Savings Bank, FSB) since 1990 or to an emeritus director. Fifth Third does not have any similar provisions.

REMOVAL OF DIRECTORS

     Ohio law provides that the directors may remove any director: (1) if by order of court he has been found to be of unsound mind, or if he is adjudicated a bankrupt; or (2) if within sixty days, or within such other period of time as is prescribed in the articles or the regulations, from the date of his election he does not qualify by accepting in writing his election to the office or by acting at a meeting of the directors, and by acquiring the qualifications specified in the articles or the regulations; or if, for such period as is prescribed in the articles or the regulations, he ceases to hold the required qualifications.

     Where, as in the case of Fifth Third, the shareholders have a right to vote cumulatively in the election of directors, then, unless the articles or the regulations expressly provide that no director may be removed from office or that removal of directors requires a greater vote than that specified in this division, all the directors, all the directors of a particular class, or any individual director may be removed from office, without assigning any cause, by the vote of the holders of a majority of the voting power entitling them to elect directors in place of those to be removed, except that, unless all the directors, or all the directors of a particular class, are removed, no individual director shall be removed if the votes of a sufficient number of shares are cast against his removal that, if cumulatively voted at an election of all the directors, or all the directors of a particular class, as the case may be, would be sufficient to elect at least one director.

     Fifth Third's code of regulations provide that no director shall be removed without cause during his term of office and that any director may be removed for cause at any time by the action of the holders of record of a majority of the outstanding shares of Fifth Third common stock entitled to vote thereon at a meeting of the shareholders, and the vacancy in the board of directors caused by such removal may be filled by action of the shareholders at such meeting or any subsequent meeting.

     The Delaware General Corporation Law provides that directors serving on a classified board may be removed only for cause unless the corporation's charter provides otherwise. Under the Ottawa certificate of incorporation, subject to the rights of the holders of any series of preferred stock then outstanding, any directors, or the entire board of directors, may be removed from office at any time, but only for cause and only by affirmative vote of the holders of at least 80% of the voting power of all of the then-outstanding shares of capital stock of Ottawa entitled to vote generally in the election of directors, voting together as a single class.

AMENDMENT TO CHARTER DOCUMENTS

     Ohio law provides that except in certain circumstances, amendments to a corporation's articles of incorporation must be adopted by the affirmative vote of the holders of shares entitling them to exercise two-thirds of the voting power of the corporation on the proposal or, if the articles provide or permit, by the affirmative vote of a greater or lesser proportion, but not less than a majority, of this voting power, and by such affirmative vote of the holders of shares of any particular class as is required by the articles.

     Except for amendments by the Fifth Third board of directors concerning the fixing of the terms of any series of Fifth Third preferred stock, Fifth Third's articles of incorporation contain no other provisions concerning amendments.

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     Amendments to Ottawa's certificate of incorporation must be approved by a majority of its board of directors present at a meeting and also by a majority of the outstanding shares of Ottawa's voting stock, provided, however, that approval by at least 80% of the outstanding voting stock is generally required for certain provisions (i.e., provisions relating to amendment of the certificate of incorporation; actions with interested shareholders; issuance or designation of preferred stock; voting by 10% shareholders; number, classification, election and removal of directors; amendment of bylaws; call of special shareholder meetings; advance notice for shareholder proposals; offers to acquire and acquisitions of control; director liability; certain business combinations; a liquidation or dissolution of Ottawa; power of indemnification; and amendments to provisions relating to the foregoing).

     Ohio law provides that the code of regulations of a corporation may be amended, or new regulations may be adopted, by the shareholders at a meeting held for that purpose, by the affirmative vote of the holders of shares entitling them to exercise a majority of the voting power of the corporation on the proposal, or may be amended, or new regulations may be adopted, without a meeting by the written consent of the holders of shares entitling them to exercise two-thirds of the voting power on the proposal, or if the articles or regulations so provide or permit, by the affirmative vote or written consent of the holders of shares entitling them to exercise a greater or lesser proportion but not less than a majority of the voting power.

     Fifth Third's code of regulations provide that, except for certain provisions regarding the election and removal of directors (which may only be amended by the vote or consent of two-thirds of the voting power of Fifth Third), the Fifth Third code of regulations may be altered, amended or repealed at a meeting held for this purpose by the affirmative vote of the holders of shares of Fifth Third common stock entitling them to exercise a majority of the voting power or may be adopted without a meeting by the written consent of the holders of shares of Fifth Third common stock entitling them to exercise two-thirds of the voting power.

     The Ottawa bylaws may be amended by a majority vote of its board of directors or the affirmative vote of at least 80% of the total votes eligible to be voted at a duly constituted meeting of its shareholders.

VACANCIES ON THE BOARD OF DIRECTORS

     Ohio law provides that, unless the articles or the regulations otherwise provide, the remaining directors, though less than a majority of the whole authorized number of directors, may, by the vote of a majority of their number, fill any vacancy in the board for the unexpired term. A vacancy exists if the shareholders increase the authorized number of directors but fail at the meeting at which the increase is authorized, or an adjournment of that meeting, to elect the additional directors provided for, or if the shareholders fail at any time to elect the whole authorized number of directors. In case of any removal of a director pursuant to clause (3) in "-- Removal of Directors" above, a new director may be elected at the same meeting for the unexpired term of each director removed. Failure to elect a director to fill the unexpired term of any director removed is deemed to create a vacancy in the board.

     Fifth Third's code of regulations provide that, except for vacancies created by the removal of a director (which is filled as stated above in "-- Removal of Directors"), in the case of any increase in the number of directors, or any vacancy created by the death, resignation or otherwise of a director, the additional director or directors may be elected, or, as the case may be, the vacancy or vacancies may be filled either: (1) by the Fifth Third board of directors at any meeting by the affirmative vote of a majority of the remaining directors (though less than a quorum), or (2) by the holders of Fifth Third common stock entitled to vote thereon, either at an annual meeting of shareholders or at a special meeting called for that purpose.

     Ottawa's certificate of incorporation and bylaws provide that, subject to the rights of the holders of any class or series of preferred stock then outstanding, newly created directorships resulting from any increase in the authorized number of directors or any vacancies in the board of directors resulting from death, resignation, retirement, disqualification, removal from office or other cause may be filled only by a majority vote of the directors then in office, even though less than a quorum, and directors so chosen shall hold office for a term expiring at the annual meeting of shareholders at which the term of office of the class to which they have been elected expires, and until such director's successor has been duly elected and qualified. No

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decrease in the number of authorized directors constituting the Ottawa board will shorten the term of any incumbent director.

ADVANCE NOTICE REQUIREMENTS FOR NEW BUSINESS AND NOMINATIONS OF DIRECTORS AT MEETINGS OF SHAREHOLDERS

     Ottawa's bylaws contain special procedures for shareholders to bring business before an annual meeting of shareholders, for any business to be brought before a special meeting of shareholders and for the election of directors.

     Under Ottawa's bylaws, the only business which may be conducted at an annual meeting of shareholders is that business brought before the meeting by the board of directors or by any shareholder who is entitled to vote and who complied with the notice procedures set forth in Ottawa's bylaws. For business to be brought before an annual meeting by a shareholder, the shareholder must have given timely notice in writing to the Secretary of Ottawa. To be timely, a shareholder's notice must be delivered or mailed to and received at the principal executive offices of Ottawa not less than 90 days prior to the anniversary of the preceding year's annual meeting; provided, however, that in the event that the date of the annual meeting is advanced by more than twenty days, or delayed by more than sixty days from such anniversary date, notice by the shareholder to be timely must be so delivered not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which notice of the date of the annual meeting was mailed or public announcement of the date of such meeting is first made.

     A shareholder's notice to the Secretary must set forth as to each matter the shareholder proposes to bring before the annual meeting:

     - a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting,

     - the name and address, as they appear on Ottawa's books, of the shareholder who proposed such business,

     - the class and number of shares of Ottawa's capital stock that are beneficially owned by the shareholder, and

     - any material interest of such shareholder in such business.

     At any special meeting of the shareholders, the only business that may be conducted is business brought before the meeting by or at the direction of the board of directors.

     Ottawa's bylaws also provide that nominations for election to the Ottawa board of directors may be made only by the board of directors or by any shareholder entitled to vote for the election of directors who complies with the notice procedures set forth in Ottawa's bylaws. Such nominations, other than those made by the board of directors, must be made by timely notice in writing to the Secretary of Ottawa. To be timely, a shareholder's notice must be delivered or mailed to and received at the principal executive offices of Ottawa not less than 90 days prior to the date of the meeting; provided, however, that in the event that less than 100 days' notice of the date of the meeting is first given or made to shareholders, notice by the shareholder must be received no later than the close of business on the 10th day following the day on which the notice of the date of the meeting was mailed or public announcement was first made.

     The shareholder's notice must set forth, as to each person the shareholder proposes to nominate for election or re-election as a director, all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934 (including the nominee's written consent to being named in the proxy statement as a nominee and to serving as a director if elected); as well as the name and address of the shareholder, as they appear on Ottawa's books, and the class and number of shares Ottawa's capital stock that are beneficially owned by the shareholder.

     Fifth Third does not have any similar provisions.

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SUBSCRIPTION, CONVERSION, REDEMPTION RIGHTS; STOCK NONASSESSABLE

     Neither Fifth Third common stock nor Ottawa common stock has subscription or conversion rights, and there are no mandatory redemption provisions applicable thereto. Shares of Fifth Third common stock issued to shareholders of Ottawa pursuant to the affiliation agreement will be validly issued, fully paid and non-assessable, and will not, upon such issuance, be subject to preemptive rights of any shareholder of Fifth Third.

APPROVAL OF MERGERS, CONSOLIDATIONS OR SALE OF ASSETS

     A merger, consolidation or disposition of all or substantially all of Fifth Third's assets requires approval by a two-thirds vote of the outstanding voting shares of Fifth Third common stock. A merger, consolidation or disposition of all or substantially all of Ottawa's assets requires approval of only a majority of the outstanding voting shares of Ottawa common stock.

CHANGE-OF-CONTROL PROVISIONS

     The articles of incorporation and code of regulations of Fifth Third contain various provisions which could make more difficult a change-of-control of Fifth Third or discourage a tender offer or other plan to restructure Fifth Third. The ability of Fifth Third to issue shares of Fifth Third preferred stock may have the effect of delaying, deferring or preventing a change-of-control of Fifth Third. Fifth Third's classified board of directors may also make it more difficult for a shareholder to acquire immediate control of Fifth Third. Additionally, Ohio law contains provisions which would also make more difficult a change-of-control of Fifth Third or discourage a tender offer or other plan to restructure Fifth Third. The following discussion of some of these provisions is qualified in its entirety by reference to those particular statutory and regulatory provisions.

     OHIO CONTROL SHARE ACQUISITION ACT. Section 1701.831 of the Ohio Revised Code, the Ohio Control Share Acquisition Act, provides that any "control share acquisition" of an Ohio issuing public corporation shall be made only with the prior authorization of the shareholders of the issuing public corporation in accordance with the provisions of the Ohio Control Share Acquisition Act. A "control share acquisition" is defined under the Ohio Control Share Acquisition Act to mean the acquisition, directly or indirectly, by any person of shares of an issuing public corporation that, when added to all other shares of the issuing public corporation such person owns, would entitle such person, directly or indirectly, to exercise voting power in the election of directors within the following ranges: more than 20%, more than 33% and a majority.

     The Ohio Control Share Acquisition Act also requires that the acquiring person must deliver an acquiring person statement to the Ohio issuing public corporation. The Ohio issuing public corporation must then call a special meeting of its shareholders to vote upon the proposed acquisition within 50 days after receipt of such acquiring person statement, unless the acquiring person agrees to a later date.

     The Ohio Control Share Acquisition Act further specifies that the shareholders of the Ohio issuing public corporation must approve the proposed control share acquisition by certain percentages at a special meeting of shareholders at which a quorum is present. In order to comply with the Ohio Control Share Acquisition Act, the acquiring person may only acquire the shares of the Ohio issuing public corporation upon the affirmative vote of (1) a majority of the voting power of the shares of the Ohio issuing public corporation common stock that is represented in person or by proxy at the separate special meeting, and (2) a majority of the voting power of the shares of the Ohio issuing public corporation common stock that is represented in person or by proxy at the special meeting excluding those shares of the Ohio issuing public corporation common stock deemed to be "interested shares" for purposes of the Ohio Control Share Acquisition Act.

     "Interested shares" are defined under the Ohio Control Share Acquisition Act to mean shares in respect of which the voting power is controlled by any of the following persons: (1) an acquiring person; (2) any officer of the Ohio issuing public corporation; or (3) any employee who is also a director of the Ohio issuing public corporation. "Interested shares" also include shares of the Ohio issuing public corporation common stock that are acquired by any person after the date of the first public disclosure of the proposed merger and

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the date of the special meeting, if either: (a) the aggregate consideration paid by such person, and any person acting in concert with him for such shares of the Ohio issuing public corporation common stock exceeds $250,000, or (b) the number of shares acquired by such person, and any person acting in concert with him, exceeds one-half of one percent of the outstanding shares of the Ohio issuing public corporation common stock.

     OHIO MERGER MORATORIUM STATUTE. Chapter 1704 of the Ohio Revised Code prohibits an issuing public corporation from engaging in a certain transactions with an interested shareholder for a period of three years following the date on which the person become an interested shareholder unless, prior to such date, the directors of the issuing public corporation approve either the transaction or the acquisition of shares pursuant to which such person became an interested shareholder. Fifth Third is an issuing public corporation for purposes of the statute. An interested shareholder is any person who is the beneficial owner of a sufficient number of shares to allow such person, directly or indirectly, alone or with others, including affiliates and associates, to exercise or direct the exercise of 10% of the voting power of the issuing public corporation in the election of directors.

     The transactions restricted by Chapter 1704 include:

     - any merger, consolidation, combination, or majority share acquisition between or involving an issuing public corporation and an interested shareholder or an affiliate or associate of an interested shareholder;

     - certain transfers of property, dividends, and issuance or transfers of shares, from or by an issuing public corporation or a subsidiary of an issuing public corporation to, with, or for the benefit of an interested shareholder or an affiliate or associate of an interested shareholder unless such transaction is in the ordinary course of business of the issuing public corporation on terms no more favorable to the interested shareholder than those acceptable to third parties as demonstrated by contemporaneous transactions; and

     - certain transactions which (1) increase the proportionate share ownership of an interested shareholder, (2) result in the adoption of a plan or proposal for the dissolution, winding up of the affairs, or liquidation of the issuing public corporation if such plan is proposed by or on behalf of the interested shareholder, or (3) pledge or extend the credit or financial resources of the issuing public corporation to or for the benefit of the interested shareholder.

     After the initial three-year moratorium has expired, an issuing public corporation may engage in a transaction subject to Chapter 1704 if: (1) the acquisition of shares pursuant to which the person became an interested shareholder received the prior approval of the board of directors of the issuing public corporation, (2) the transaction subject to Chapter 1704 is approved by the affirmative vote of the holders of shares representing at least two-thirds of the voting power of the issuing public corporation and by the holders of shares representing at least a majority of voting shares which are not beneficially owned by an interested shareholder or an affiliate or associate of an interested shareholder, or (3) the transaction subject to Chapter 1704 meets certain statutory tests designed to ensure that it be economically fair to all shareholders.

     OHIO TENDER OFFER PROCEDURES. Ohio law also provides that an offeror may not make a tender offer or request or invitation for tenders that would result in the offeror beneficially owning more than 10% of any class of the target company's equity securities unless such offeror files certain information with the Ohio Division of Securities and provides such information to the target company and the offerees within Ohio. The Ohio Division of Securities may suspend the continuation of the control bid if it determines that the offeror's filed information does not provide full disclosure to the offerees of all material information concerning the control bid. The statute also provides that an offeror may not acquire any equity security of a target company within two years of the offeror's previous acquisition of any equity security of the same target company pursuant to a control bid unless the Ohio offerees may sell such security to the offeror on substantially the same terms as provided by the previous control bid. The statute does not apply to a transaction if either the offeror or the target company is a savings and loan or bank holding company and the proposed transaction requires federal regulatory approval.

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     The certificates of incorporation and bylaws of Ottawa also contain various provisions which could make more difficult a change-in-control of Ottawa or discourage a tender offer or other plan to restructure Ottawa. The ability of Ottawa to issue shares of Ottawa preferred stock may have the effect of delaying, deferring or preventing a change-in-control of Ottawa. Ottawa's classified board of directors and voting prohibition on 10% shareholders may also make it more difficult for a shareholder to acquire immediate control of Ottawa. Additionally, Delaware law contains provisions which would also make more difficult a change-in-control of Ottawa or discourage a tender offer or other plan to restructure Ottawa. The following discussion of some of these provisions is qualified in its entirety by reference to those particular statutory and regulatory provisions.

     DELAWARE PROVISIONS REGARDING BUSINESS COMBINATIONS. In connection with certain "Business Combinations" (as defined below) and related transactions between Ottawa and an "Interested Shareholder" (which generally includes any person or entity owning or controlling more than 10% of the outstanding voting stock of Ottawa), the Ottawa certificate of incorporation provides that any Business Combination involving any Interested Shareholder must be approved by at least 80% of the voting power of all outstanding shares of voting stock, voting together as a single class, unless the transaction is either authorized by a majority of the directors of Ottawa who are unaffiliated with the Interested Shareholder and who were directors prior to the time that the Interested Shareholder became an Interested Shareholder, or meets certain fair price requirements. If the Ottawa board gives such approval or such fair price requirements are met, only the affirmative vote of the majority of the outstanding stock voting as a single class (or such other vote as may be required by law or Ottawa's certificate of incorporation) would be required.

     The Ottawa certificate of incorporation generally defines Business Combination as:

     - any merger or consolidation of Ottawa or any of its subsidiaries with any Interested Shareholder;

     - any sale, lease, exchange, mortgage, pledge, transfer, or other disposition to or with an Interested Shareholder of any assets of Ottawa having an aggregate fair market value equal to or exceeding 25% or more of the combined assets of Ottawa and its subsidiaries;

     - the issuance or transfer by Ottawa or any subsidiary of any securities to any Interested Shareholder in exchange for cash, securities or other property (or a combination thereof) having an aggregate fair market value equal to or exceeding 25% of the combined assets of Ottawa and its subsidiaries, except pursuant to an employee benefit plan of Ottawa or any subsidiary;

     - the adoption of any plan or proposal for the liquidation or dissolution of Ottawa proposed by, or on behalf of, an Interested Shareholder; or

     - any reclassification, recapitalization, merger or consolidation of Ottawa with any of its subsidiaries or any other transaction that would have the effect of increasing the voting power of an Interested Shareholder.

     Under Delaware law, absent such a super majority voting provision, Business Combinations, including mergers, consolidations and sales of substantially all of the assets of Ottawa must be approved by the vote of the holders of a majority of the outstanding shares of Ottawa common stock, subject to certain exceptions. The increased shareholder vote required to approve a Business Combination may have the effect of foreclosing mergers and other business combinations which a majority of shareholders deem desirable and may place the power to prevent such a merger or combination in the hands of a minority of shareholders.

     Delaware's anti-takeover provisions are embodied in Section 203 of the Delaware General Corporation Law. Section 203 provides that certain "business combinations" between a Delaware corporation whose stock generally is publicly traded or held of record by more than 2,000 shareholders and an "interested shareholder" are prohibited for a three-year period following the date that such shareholder became an interested shareholder, unless:

     - the corporation has elected in its certificate of incorporation not to be governed by Section 203,

     - the business combination was approved by the board of directors of the corporation before the other party to the business combination became an interested shareholder,

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

     - upon consummation of the transaction that made it an interested shareholder, the interested shareholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan) or

     - the business combination was approved by the board of directors of the corporation and ratified by two-thirds of the voting stock which the interested shareholder did not own.

     The three-year prohibition also does not apply to certain business combinations proposed by an interested shareholder following the announcement or notification of certain extraordinary transactions involving the corporation and a person who had not been an interested shareholder during the previous three years or who became an interested shareholder with the approval of the majority of the corporation's directors.

     The term "business combination" is defined generally to include mergers or consolidations between a Delaware corporation and an interested shareholder, transactions with an interested shareholder involving the assets or stock of the corporation or its majority-owned subsidiaries and transaction which increase an interested shareholder's percentage ownership of stock. The term "interested shareholder" is defined generally as a shareholder who, together with affiliates and associates, owns (or, within three years prior, did own) 15% or more of a Delaware corporation's voting stock. Section 203 could prohibit or delay a merger, takeover or other change in control of the Company and therefore could discourage attempts to acquire the Company. The Ottawa certificate of incorporation does not contain a provision electing not to be governed by
Section 203.

CONSIDERATION OF NON-SHAREHOLDER INTERESTS

     Ohio law provides that a director, in determining what he reasonably believes to be in the best interests of the corporation, shall consider the interests of the corporation's shareholders and, in his discretion, may consider any of the following: (1) the interests of the corporation's employees, suppliers, creditors, and customers; (2) the economy of the state and nation;
(3) community and societal considerations; and (4) the long-term as well as short-term interests of the corporation and its shareholders, including the possibility that these interests may be best served by the continued independence of the corporation.

     Ottawa's certificate of incorporation provides that, when evaluating an offer from another person such as a tender offer, merger or acquisition, the board of directors may consider all relevant factors including, without limitation, the social and economic effect of acceptance of such offer on:

     - Ottawa's customers, employees and those of its subsidiaries;

     - the communities in which Ottawa and its subsidiaries operate or are located;

     - the ability of Ottawa to fulfill its corporate objectives as a financial institution holding company; and

     - the ability of AmeriBank to fulfill the objectives of a federally insured financial institution under applicable statutes and regulations.

                      REGULATION OF FINANCIAL INSTITUTIONS

     Ottawa is a unitary savings and loan holding company and AmeriBank is a Michigan chartered savings bank. Fifth Third is a financial holding company registered under the Bank Holding Company Act and Fifth Third Bank, Indiana is a Michigan chartered banking corporation. In the merger, Fifth Third will acquire the assets of Ottawa and Fifth Third Bank, Indiana will acquire the assets of AmeriBank. The following is a discussion of some of the regulatory requirements applicable to bank holding companies, financial holding companies, banks and savings banks. To the extent that the following information describes statutory and regulatory provisions, it is qualified in its entirety by reference to the particular statutory and regulatory provisions. In addition to being governed by federal and state laws specifically governing bank holding companies, financial holding companies, banks and savings banks, Fifth Third and each of its depository subsidiaries that are chartered under state law are also governed by the corporate law of their state of incorporation to the extent these laws do not conflict with the laws specifically governing bank holding companies, financial holding companies, banks and savings banks.

HOLDING COMPANY REGULATION

     BANK HOLDING COMPANIES IN GENERAL. As a bank holding company, Fifth Third is registered with and subject to regulation by the Federal Reserve Board. A bank holding company is required to file with the Federal Reserve Board an annual report and such additional information as the Federal Reserve Board may require pursuant to the Bank Holding Company Act. The Federal Reserve Board also may make examinations of a holding company and each of its subsidiaries.

     The Bank Holding Company Act also restricts the types of businesses and operations in which a bank holding company and its subsidiaries (other than bank subsidiaries) may engage. Generally, permissible activities are limited to banking and activities found by the Federal Reserve Board to be so closely related to banking as to be a proper incident thereto.

     FINANCIAL HOLDING COMPANIES. The Gramm-Leach-Bliley Act, which became law on November 12, 1999, establishes a comprehensive framework to permit affiliations among commercial banks, insurance companies, securities firms and other financial service providers by revising and expanding the Act framework to permit a holding company system, such as Fifth Third, to engage in a full range of financial activities through a new entity known as a financial holding company. Fifth Third has elected to be treated as a financial holding company. "Financial activities" are broadly defined to include not only banking, insurance, and securities activities, but also merchant banking and additional activities that the Federal Reserve Board, in consultation with the Secretary of the Treasury, determines to be financial in nature. These activities are incidental to such financial activities or complementary activities that do not pose a substantial risk to the safety and soundness of depository institutions or the financial system in general. In sum, the Gramm-Leach-Bliley Act is intended to permit bank holding companies that qualify and elect to be treated as a financial holding company to engage in a significantly broader range of activities described above that are not so treated.

     In order to elect to become a financial holding company and engage in the new activities, a bank holding company must meet certain tests and file an election form with the Federal Reserve Board, which generally is acted on within thirty days. To qualify, all of a bank holding company's subsidiary banks must be well-capitalized and well-managed, as measured by regulatory guidelines. In addition, to engage in the new activities each of the bank holding company's banks must have been rated "satisfactory" or better in its most recent Federal Community Reinvestment Act evaluation. Furthermore a bank holding company that elects to be treated as a financial holding company may face significant consequences if its banks fail to maintain the required capital and management ratings including entering into an agreement with the Federal Reserve Board which imposes limitations on its operations and may even require divestitures. Such possible ramifications may limit the ability of a bank subsidiary to significantly expand or acquire less than well-capitalized and well-managed institutions.

     ACQUISITIONS BY BANK HOLDING COMPANIES; BANK MERGERS. Section 4 of the Bank Holding Company Act permits bank holding companies to conduct activities and acquire companies engaged solely in activities the Federal Reserve Board has determined by regulation to be closely related to banking and a proper incident thereto, including savings associations. Section 4 also permits financial institution holding companies to engage in financial activities and acquire companies engaged in financial activities. A bank holding company or financial holding company must file notice with the Federal Reserve Board in connection with any activity or acquisition that is permissible under Section 4.

     Section 18(c) of the Federal Deposit Insurance Act (12 U.S.C. 1828(c)) authorizes the Federal Reserve Board to approve the application of a bank to effect a merger, consolidation, acquisition of assets or assumption of deposit liabilities, and, incident thereto, to establish a branch or branches pursuant to Section 9 of the Federal Reserve Act (12 U.S.C. 321) and Section 5(d)(3) of the Federal Deposit Insurance Act (12

U.S.C. 1815(d)(3)) authorizes the Federal Reserve Board to approve the application of a bank to effect a merger, consolidation or acquisition of assets or assumption of deposit liabilities of a savings association by a bank that is insured by the Bank Insurance Fund.

CAPITAL REQUIREMENTS

     The Federal Reserve Board, the Office of the Comptroller of the Currency, the Federal Deposit Insurance Corporation and the Office of Thrift Supervision maintain guidelines to implement risk-based capital requirements for bank holding companies, state member banks, national banks, state non-member banks and federal savings banks, respectively. The guidelines provide for a systematic analytical framework that makes regulatory capital requirements more sensitive to differences in risk profiles among banking organizations, takes off-balance sheet exposures into explicit account in assessing capital adequacy and minimizes disincentives to holding liquid, low-risk assets.

     Under the guidelines, "well capitalized" bank holding companies are required to have total capital equivalent to 10% of assets, weighted by risk. One half of this capital must be Tier 1 capital, which consists of core capital elements including common shareholders' equity, retained earnings and perpetual preferred stock, to risk weighted assets. The other half of required capital (Tier 2) can include, among other supplementary capital elements, limited-life preferred stock and subordinated debt and loan loss reserves up to certain limits. The banking regulatory authorities also require "well capitalized" bank holding companies to have a Tier 1 capital to risk-based assets ratio of 6%. "Well capitalized" state member banks are required to have a total capital to risk-based assets ratio of 10%, a Tier 1 capital to risk-based assets ratio of 6% and a leverage ratio of 5%.

     Under Federal Reserve Board policy, a holding company is expected to act as a source of financial strength to each subsidiary bank and to commit resources to support each of its subsidiaries. This support may be required at times when the holding company may not find itself able to provide it.


     Fifth Third and each of its subsidiary depository institutions are in compliance with all applicable standards for well capitalized banking organizations. As of June 30, 2000, Fifth Third had a leverage ratio of 10.06%, its Tier 1 risk-based capital ratio was 12.63% and its total risk-based capital ratio was 14.43%.


     Federal bank regulatory agencies have adopted regulations governing prompt corrective action to resolve the problems of capital deficient and otherwise troubled savings associations and banking organizations. At each successively lower defined capital category, an institution is subject to more restrictive and numerous mandatory or discretionary regulatory actions or limits, and the applicable agency has less flexibility in determining how to resolve the problems of the institution. The agencies have defined these capital levels as follows: (1) well-capitalized institutions must have total risk-based capital of at least 10%, core or Tier 1 risk-based capital (consisting only of items that qualify for inclusion in core or Tier 1 capital) of at least 6% and core or Tier 1 capital of at least 5%; (2) adequately capitalized institutions are those that meet the regulatory minimum of total risk-based capital of at least 8%, core or Tier 1 risk-based capital (consisting only of items that qualify for inclusion in core or Tier 1 capital) of at least 4% and core or Tier 1 capital of at least 4% (except for institutions receiving the highest examination rating and with an acceptable level of risk, in which case the core or Tier 1 capital level is at least 3%); (3) undercapitalized institutions are those that do not meet regulatory limits, but that are not significantly undercapitalized; (4) significantly undercapitalized institutions have total risk-based capital of less than 6%, core or Tier 1 risk-based capital (consisting only of items that qualify for inclusion in core or Tier 1 capital) of less than 3% and core or Tier 1 capital of less than 3%; and (5) critically undercapitalized institutions are those with core or Tier 1 capital of less than 2% of total assets. In addition, the agency generally can downgrade an institution's capital category, notwithstanding its capital level, if, after notice and opportunity for hearing, the institution is deemed to be engaging in an unsafe or unsound practice, because the institution has not corrected deficiencies that resulted in the institution receiving a less than satisfactory examination rating on matters other than capital or the institution is deemed to be in an unsafe or unsound condition.

     An undercapitalized institution must submit a capital restoration plan to the applicable agency within 45 days after it becomes undercapitalized. Such institution will be subject to increased monitoring and asset growth restrictions and will be required to obtain prior approval for acquisitions, branching and engaging in new lines of business. Furthermore, critically undercapitalized institutions must be placed in conservatorship or receivership within 90 days of reaching that capitalization level, except under limited circumstances.

     Federal law prohibits a financial institution from making a capital distribution to anyone or paying management fees to any person having control of the institution if, after such distribution or payment, the institution would be undercapitalized. In addition, each company controlling an undercapitalized institution must guarantee that the institution will comply with its capital restoration plan until the institution has been adequately capitalized on an average during each of the four preceding calendar quarters and must provide adequate assurances of performance. The aggregate liability pursuant to such guarantee is limited to the lesser of (a) an amount equal to 5% of the institution's total assets at the time it became undercapitalized or (b) the amount necessary to bring the institution into compliance with all capital standards applicable to such institution at the time the institution fails to comply with its capital restoration plan.

REGULATION OF DEPOSITORY INSTITUTIONS

     The operations of the subsidiary depository institutions of Fifth Third are subject to requirements and restrictions under federal and state law, including requirements to maintain reserves against deposits, restrictions on the types and amounts of loans that may be granted and the interest that may be charged thereon, and limitations on the types of investments that may be made and the types of services which may be offered. Various consumer laws and regulations also affect the operations of these subsidiary depository institutions.

     National banks are subject to the supervision of and are regularly examined by the Comptroller of the Currency. In addition, national banks must be members of the Federal Reserve System and their deposits are insured by the Federal Deposit Insurance Corporation and, as such, are subject to regulation and examination by each agency. Federal Savings Banks are subject to the supervision and regulation of the Office of Thrift Supervision. State-chartered banking corporations are subject to federal and state regulation of their business and activities, including the Federal Reserve Board and: in the case of banks chartered in Ohio, by the Ohio Division of Financial Institutions, in the case of banks chartered in Kentucky, by the Kentucky Department of Financial Institutions, in the case of banks chartered in Michigan, by the Michigan Office of Financial and Insurance Services and in the case of banks chartered in Florida, the Florida Department of Banking and Finance.

                                 LEGAL MATTERS


     Counsel employed by Fifth Third Bank has rendered his opinion that the shares of Fifth Third common stock to be issued to the shareholders of Ottawa in connection with the merger have been duly authorized and, if issued pursuant to the affiliation agreement, will be validly issued, fully paid and non-assessable under the current laws of the State of Ohio. Graydon Head & Ritchey LLP, Cincinnati, Ohio, will render its opinion to Fifth Third with respect to certain federal income tax consequences of the merger.


                                    EXPERTS

     The consolidated financial statements incorporated in this document by reference from Fifth Third Bancorp's Annual Report on Form 10-K for the year ended December 31, 1999, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The consolidated financial statements of Ottawa incorporated in this document by reference from Ottawa's Annual Report on Form 10-K for the year ended December 31, 1999, have been audited by Crowe, Chizek & Company LLP, independent auditors, as stated in their report which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
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

                      WHERE YOU CAN FIND MORE INFORMATION

     Fifth Third and Ottawa file annual, quarterly and current reports, proxy statements and other information with the SEC. Shareholders may read and copy reports, proxy statements and other information filed by Fifth Third and Ottawa at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549; 7 World Trade Center, 13th Floor, New York, New York 10048; or Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms. Fifth Third's and Ottawa's reports, proxy statements and other information are also available from commercial document retrieval services and at the SEC's website located at http://www.sec.gov.

     Fifth Third has filed a registration statement to register with the SEC the shares of Fifth Third common stock to be issued to Ottawa shareholders in the merger. This document is part of that registration statement and constitutes a prospectus of Fifth Third as well as a proxy statement of Ottawa for the special meeting.

     As allowed by SEC rules, this document does not contain all the information that shareholders can find in the Fifth Third registration statement or the exhibits to the Fifth Third registration statement.

     The SEC allows Fifth Third and Ottawa to "incorporate by reference" information into this document, which means that they can disclose important information to shareholders by referring them to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this document, except for any information superseded by information contained directly in the other document.

     This document incorporates by reference the documents set forth below:

  Fifth Third SEC Filings:

     - Fifth Third's Annual Report on Form 10-K for the year ended December 31, 1999;

     - Fifth Third's Quarterly Reports on Form 10-Q for the quarters ended March 31, 2000 and June 30, 2000;

     - Fifth Third's Current Reports on Form 8-K filed with the SEC on June 21, 2000 and July 17, 2000; and

     - Fifth Third's Proxy Statement dated February 9, 2000.

  Ottawa SEC Filings:

     - Ottawa's Annual Report on Form 10-K for the year ended December 31, 1999;

     - Ottawa's Quarterly Reports on Form 10-Q for the quarters ended March 31, 2000 and June 30, 2000;

     - Ottawa's Current Reports on Form 8-K filed with the SEC on February 1, 2000, June 15, 2000 and September 1, 2000; and

     - Ottawa's Proxy Statement dated March 31, 2000.

     Additional documents that Fifth Third and Ottawa may file with the SEC between the date of this document and the date of the special meeting of Ottawa's shareholders are also incorporated by reference. These include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

     Copies of any of the documents incorporated by reference into this document (excluding exhibits unless the exhibits are specifically incorporated into this document) are available without charge upon written or oral request from Paul L. Reynolds, Assistant Secretary, Fifth Third Bancorp, Fifth Third Center, Cincinnati, Ohio 45263 (telephone number: (513) 579-5300), as relates to Fifth Third, and from Douglas J. Iverson, Chief Executive Officer of Ottawa, 245 Central Avenue, Holland, Michigan 49423 (telephone number: (616) 393-

7002), as relates to Ottawa. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE BY NOVEMBER 14, 2000.



     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS DOCUMENT TO VOTE YOUR SHARES AT THE SPECIAL MEETING. NO ONE HAS BEEN AUTHORIZED TO PROVIDE ANY INFORMATION THAT IS DIFFERENT FROM WHAT IS
CONTAINED IN THIS DOCUMENT. THIS DOCUMENT IS DATED OCTOBER   , 2000.
SHAREHOLDERS SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN THAT DATE, AND NEITHER THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS NOR THE ISSUANCE OF FIFTH THIRD COMMON STOCK IN THE MERGER WILL CREATE ANY IMPLICATION TO THE CONTRARY.


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

                                                                         ANNEX A

                             AFFILIATION AGREEMENT

     This Affiliation Agreement ("Agreement") dated as of August 31, 2000 is entered into by and between FIFTH THIRD BANCORP, a corporation organized and existing under the corporation laws of the State of Ohio with its principal office located in Cincinnati, Hamilton County, Ohio ("Fifth Third"), and OTTAWA FINANCIAL CORPORATION, a corporation organized and existing under the corporation laws of the State of Delaware, with its principal office located in Holland, Michigan ("Ottawa").

                             W I T N E S S E T H :

     WHEREAS, Fifth Third is a registered financial services holding company under the Bank Holding Company Act of 1956, as amended, and Ottawa is a unitary savings and loan holding company under Section 10 of the Home Owners Loan Act, as amended ("HOLA"), and Fifth Third and Ottawa desire to effect a merger under the authority and provisions of the corporation laws of the State of Ohio and the State of Delaware pursuant to which at the Effective Time (as herein defined in Section IX) Ottawa will be merged into Fifth Third, with Fifth Third to be and become the surviving corporation (the "Merger");

     WHEREAS, Ottawa owns all of the outstanding stock of AmeriBank, a Michigan state chartered savings bank ("AmeriBank") which, at the Effective Time, will be merged with and into Fifth Third's wholly-owned subsidiary The Fifth Third Bank, Indiana, a Michigan banking corporation ("Fifth Third Bank, Indiana") with Fifth Third Bank, Indiana to become the surviving corporation (the "Subsidiary Merger");

     WHEREAS, under the terms of this Agreement each of the issued and outstanding shares of the Common Stock, $.01 par value per share, of Ottawa ("Ottawa Common Stock") which are issued and outstanding (excluding treasury shares) immediately prior to the Effective Time will at the Effective Time be canceled and extinguished and in substitution therefor such Ottawa shares will, at the Effective Time, be converted into shares of the Common Stock, without par value, of Fifth Third ("Fifth Third Common Stock"), plus cash in lieu of fractional shares, all as more fully provided in this Agreement;

     WHEREAS, the parties to this Agreement intend that the Merger qualify as a "reorganization" within the meaning of Section 368(a)(1)(A) and related provisions of the Internal Revenue Code of 1986, as amended (the "Code");

     NOW, THEREFORE, in consideration of the mutual covenants herein contained, Fifth Third and Ottawa, agree together as follows:

I.  MODE OF EFFECTUATING CONVERSION OF SHARES

     A. Upon the terms and conditions set forth in this Agreement, Ottawa shall be merged into Fifth Third.

     B. At the Effective Time all of the shares of Fifth Third Common Stock that are issued and outstanding or held by Fifth Third as treasury shares immediately prior to the Effective Time will remain unchanged and will remain outstanding or as treasury shares, as the case may be, of the Surviving Corporation. Any stock options, subscription rights, warrants or other securities outstanding immediately prior to the Effective Time, entitling the holders to subscribe for the purchase of any shares of the capital stock of any class of Fifth Third, and any securities outstanding at such time that are convertible into shares of the capital stock of any class of Fifth Third will remain unchanged and will remain outstanding, with the holders thereof entitled to subscribe for, purchase or convert their securities into the number of shares of the class of capital stock of Fifth Third to which they are entitled under the terms of the governing documents.

     C. 1. (a) At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of Ottawa Common Stock, subject to this Section I.C.1. and Section I.E., each share of Ottawa Common Stock issued and outstanding immediately prior to the Effective Time (excluding treasury shares) shall be converted into a number (the "Exchange Ratio") of duly authorized, validly issued and non-assessable shares of Fifth Third Common Stock in accordance with the following:

          (i) If the Average Closing Price (as defined in Section I.C.1.(b) hereof) is less than $40.75, the Exchange Ratio will be the quotient obtained by dividing $22.01 by the Average Closing Price, and

          (ii) If the Average Closing Price is equal to or greater than $40.75 the Exchange Ratio will be .5400.

     As of the Effective Time, all such shares of Ottawa Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate which immediately prior to the Effective Time represented outstanding shares of Ottawa Common stock shall cease to have any rights with respect thereto, except the right to receive that number of whole shares of Fifth Third Common Stock into which such shares of Ottawa Common Stock shall have been converted by the Merger pursuant to the Exchange Ratio, plus cash for fractional shares pursuant to Section I.D. All issued and outstanding shares of the Preferred Stock of Ottawa, if any, shall be canceled at the Effective Time. At the Effective Time, all shares of Ottawa Common Stock held in treasury will be canceled and terminated and will not be converted into shares of Fifth Third Common Stock.

     (b) "Average Closing Price" means the average of the closing prices for a share of Fifth Third Common Stock on the Nasdaq National Market (as reported in The Wall Street Journal, or, if not reported thereby, any other authoritative source) for the twenty (20) consecutive trading days ending on the fifth trading day prior to the Effective Time.

     2. At the Effective Time, each award, option, or other right to purchase or acquire shares of Ottawa Common Stock pursuant to stock options ("Ottawa Rights") granted by Ottawa under the Ottawa 1995 Stock Option and Incentive Plan, as amended ("Stock Plan"), which are outstanding at the Effective Time, whether or not exercisable, shall be converted into and become options with respect to Fifth Third Common Stock, and Fifth Third shall assume each Ottawa Right, in accordance with the terms of the Stock Plan and stock option agreement by which it is evidenced, except from and after the Effective Time, (i) Fifth Third and its Compensation Committee shall be substituted for the Committee of Ottawa's Board of Directors (including, if applicable, the entire Board of Directors of Ottawa) administering such Stock Plan, (ii) each Ottawa Right assumed by Fifth Third may be exercised solely for shares of Fifth Third Common Stock, (iii) the number of shares of Fifth Third Common Stock subject to such Ottawa Right shall be equal to the number of shares of Ottawa Common Stock subject to such Ottawa Right immediately prior to the Effective Time multiplied by the Exchange Ratio, however, such number of Ottawa Rights shall not exceed 793,276 shares in the aggregate, which amount equals the number of Ottawa Rights in existence prior to August 1, 2000, and (iv) the per share exercise price under each such Ottawa Right shall be adjusted by dividing the per share exercise price under each such Ottawa Right by the Exchange Ratio and rounding up to the nearest four decimal places. Notwithstanding the provisions of clause
(iii) of the preceding sentence, Fifth Third shall not be obligated to issue any fraction of a share of Fifth Third Common Stock upon exercise of Ottawa Rights but rather shall round up the number of shares of Fifth Third Common Stock issuable upon any exercise of an Ottawa Right to the next whole number. In addition, notwithstanding the foregoing, each Ottawa Right which is an "incentive stock option" shall be adjusted as required by Section 424 of the Code so as not to constitute a modification, extension, or renewal of the option, within the meaning of Section 424(h) of the Code. Fifth Third agrees to take all reasonable steps which are necessary to effectuate the foregoing provisions of this Section.

     3. The grants pursuant to the Stock Plan shall continue in effect on the terms and conditions (subject to the adjustments required by Section I.C.2 after giving effect to the Merger), and Fifth Third shall take all reasonable steps to comply with the terms of the Stock Plan to ensure, to the extent reasonably required by, and subject to the provisions of, the Stock Plan, the Ottawa Rights which qualified as incentive stock options prior to the Effective Time continue to qualify as incentive stock options after the Effective Time. At or prior to the Effective Time, Fifth Third shall take all corporate action necessary to reserve for issuance sufficient shares of Fifth Third Common Stock for delivery upon exercise of Ottawa Rights assumed by it in accordance with this Section. Within 60 days after the Effective Time, Fifth Third shall file a registration
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statement on Form S-3 or Form S-8, as the case may be (or any successor or appropriate forms), with respect to shares of Fifth Third Common Stock subject to the Ottawa Rights assumed by Fifth Third in accordance with this Section and shall use its reasonable efforts to maintain the effectiveness of such registration statement and maintain the current status of the prospectus or prospectuses contained therein), as well as comply with any applicable state securities or "blue sky" laws, for so long as such options remain outstanding.

     D. After the Effective Time, each holder of a certificate or certificates for shares of Ottawa Common Stock, upon surrender of the same duly transmitted to Fifth Third Trust Department, as Exchange Agent (or in lieu of surrendering such certificates in the case of lost, stolen, destroyed or mislaid certificates, upon execution of such documentation as may be reasonably required by Fifth Third), shall be entitled to receive in exchange therefor a certificate or certificates representing the number of whole shares of Fifth Third Common Stock into which such holder's shares of Ottawa Common Stock shall have been converted by the Merger pursuant to the Exchange Ratio, plus a cash payment for any fraction of a share to which the holder is entitled, in lieu of such fraction of a share, without interest thereon, equal in amount to the Average Closing Price. Within ten (10) business days after the Effective Time, the Exchange Agent will send a notice and transmittal form to each Ottawa shareholder of record at the Effective Time advising such shareholder of the effectiveness of the Merger and the procedures for surrendering to the Exchange Agent outstanding certificates formerly evidencing Ottawa Common Stock in exchange for new certificates of Fifth Third Common Stock. Until so surrendered, each outstanding certificate that prior to the Effective Time represented shares of Ottawa Common Stock shall be deemed for all corporate purposes to evidence ownership of the number of full shares of Fifth Third Common Stock into which the same shall have been converted; provided, however, that dividends or distributions otherwise payable with respect to shares of Fifth Third Common Stock into which Ottawa Common Stock shall have been so converted shall be paid with respect to such shares only when the certificate or certificates evidencing shares of Ottawa Common Stock shall have been so surrendered (or in lieu of surrendering such certificates in the case of lost, stolen, destroyed or mislaid certificates, upon execution of such documentation as may be reasonably required by Fifth Third) and thereupon any such dividends and distributions shall be paid, without interest, to the holder entitled thereto subject, however, to the operation of any applicable escheat or similar laws relating to unclaimed funds.

     E. The Exchange Ratio referred to in Paragraph C of this Article I shall be adjusted so as to give the Ottawa shareholders the economic benefit of any stock dividends, reclassifications, recapitalizations, split-ups, exchanges of shares, distributions or combinations or subdivisions of Fifth Third Common Stock effected between the date of this Agreement and the Effective Time. In the event between the date of this Agreement and the Effective Time, Fifth Third has engaged in either the distribution of any of its assets (other than a cash dividend), or caused the distribution of capital stock in a company which holds any asset(s) previously held by Fifth Third or in any affiliate thereof, to the Fifth Third shareholders, then the Exchange Ratio shall be increased in such amount so that the equivalent fair market value of such transaction shall also be distributed to the Ottawa shareholders, as of the Effective Time.

     F. When all necessary documents have been filed and recorded in accordance with the laws of the States of Ohio, Delaware and Michigan, and the Merger becomes effective, the separate existence of Ottawa shall cease and Ottawa shall be merged into Fifth Third (which will be the "Surviving Corporation"), and which shall continue its corporate existence under the laws of the State of Ohio under the name "Fifth Third Bancorp".

     G. The Second Amended Articles of Incorporation, as amended, of Fifth Third of record with the Secretary of State of Ohio as of the Effective Time shall be the Articles of Incorporation of the Surviving Corporation, until further amended as provided by law.

     H. The Directors of Fifth Third who are in office at the Effective Time shall be the directors of the Surviving Corporation, each of whom shall continue to serve as a Director for the term for which he was elected, subject to the Regulations of the Surviving Corporation and in accordance with law. The officers of Fifth Third who are in office at the time the Merger becomes effective shall be the officers of the Surviving Corporation, subject to the Regulations of the Surviving Corporation and in accordance with law.

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     I. The Regulations of Fifth Third at the Effective Time shall be the
Regulations of the Surviving Corporation, until amended as provided therein and in accordance with law.

     J. At the Effective Time, the effect of the Merger shall be as provided by the applicable provisions of the Ohio General Corporation Law ("OGCL") and the Delaware General Corporation Law (the "DGCL"). Without limiting the generality of the foregoing, and subject thereto, at the Effective Time: the separate existence of Ottawa shall cease; Fifth Third shall possess all assets and property of every description, and every interest therein, wherever located, and the rights, privileges, immunities, powers, franchises and authority, of a public as well as a private nature, of each of Fifth Third and Ottawa, and all obligations owing by or due each of Fifth Third and Ottawa shall be vested in, and become the obligations of, Fifth Third, without further act or deed; and all rights of creditors of each of Fifth Third and Ottawa shall be preserved unimpaired, and all liens upon the property of each of Fifth Third and Ottawa shall be preserved unimpaired, on only the property affected by such liens immediately prior to the Effective Time.

     K. From time to time as and when requested by the Surviving Corporation, or by its successors or assigns, the officers and Directors of Ottawa in office at the Effective Time shall execute and deliver such instruments and shall take or cause to be taken such further or other action as shall be necessary in order to vest or perfect in the Surviving Corporation or to confirm of record or otherwise, title to, and possession of, all the assets, property, interests, rights, privileges, immunities, powers, franchises and authority of Ottawa and otherwise to carry out the purposes of this Agreement.

     L. This Agreement shall be filed (only if necessary) and recorded along with Articles or a Certificate of Merger in accordance with the requirements of the OGCL and the DGCL. If necessary, this Agreement shall not be filed with the Secretary of the State of Ohio until, but shall be filed promptly after, all of the conditions precedent to consummating the Merger as contained in Article VI of this Agreement shall have been fully met or effectively waived.

     M. The Merger is intended to be a reorganization within the meaning of
Section 368(a) of the Code, and the Agreement is intended to be a "plan of reorganization" within the meaning of the regulations promulgated under the Code and for purposes of Section 354 and 361 of the Code.

     N. 1. No holder of Ottawa Common Stock shall be entitled to relief as a dissenting shareholder pursuant to the DGCL.

     2. No holder of Fifth Third Common Stock shall be entitled to relief as dissenting shareholder pursuant to Section 1701.85 of the OGCL or otherwise.

II.  REPRESENTATIONS AND WARRANTIES OF OTTAWA.

     Ottawa represents and warrants to Fifth Third that as of the date hereof or as of the indicated date, as appropriate, and except as otherwise disclosed in
Schedule 1 hereto delivered by Ottawa to Fifth Third in connection with the execution of this Agreement by Fifth Third:

     A. Ottawa (i) is duly incorporated, validly existing and in good standing as a corporation under the corporation laws of the State of Delaware and is a registered unitary savings and loan holding company under the HOLA; (ii) is duly authorized to conduct the business in which it is engaged; (iii) has 10,000,000 shares, $.01 par value per share, of Ottawa Common Stock and 5,000,000 shares, no par value per share, of Preferred Stock ("Ottawa Preferred Stock") authorized pursuant to its Certificate of Incorporation, which are the total number of shares Ottawa is authorized to have outstanding; (iv) has no outstanding securities of any kind, nor any outstanding options, warrants or other rights entitling another person to acquire any securities of Ottawa of any kind, other than (a) 6,684,565 shares of Ottawa Common Stock, which presently are authorized, duly issued and outstanding and fully paid and non-assessable, and
(b) options to purchase a total of 793,276 shares of Ottawa Common Stock which were granted to and are currently held by the employees, officers and Directors of Ottawa and/or AmeriBank; (v) has no direct or indirect active subsidiaries other than AmeriBank, OS Services, Inc., a Michigan corporation ("OS Services"), AmeriPlan Financial Services, Inc., a Michigan corporation ("AmeriPlan"), and AmeriBank Mortgage Company, a Michigan corporation ("Mortgage

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Subsidiary"); and (vi) owns of record and beneficially free and clear of all liens and encumbrances all of the 5,620,625 outstanding shares of the capital stock $.01 par value per share of AmeriBank;

     B. AmeriBank is duly incorporated, validly existing and in good standing as a state chartered savings bank under the laws of the State of Michigan, and has all the requisite power and authority to conduct the banking business as now conducted by it; and AmeriBank does not have any outstanding securities of any kind, nor any outstanding options, warrants or other rights entitling another person to acquire any securities of AmeriBank of any kind, other than 5,620,625 shares of the capital stock, $.01 par value per share, of AmeriBank owned of record and beneficially by Ottawa; and owns of record and beneficially free and clear of all liens and encumbrances (i) all of the 15,024 outstanding shares of the capital stock $1.00 par value per share of OS Services, (ii) all of the 1,000 outstanding shares of the capital stock $1.00 par value per share of AmeriPlan, and (iii) all of the 1,000 shares of no par value of AmeriBank Mortgage Company, a Michigan corporation ("Mortgage Subsidiary")(AmeriPlan, Mortgage Subsidiary and OS Services shall be collectively referred to herein as the "Non-Bank Subsidiaries");

     C. OS Services is duly incorporated, validly existing and in good standing as a corporation under the laws of the State of Michigan, and has all the requisite power and authority to conduct the business as now conducted by it; and OS Services does not have any outstanding securities of any kind, nor any outstanding options, warrants or other rights entitling another person to acquire any securities of OS Services of any kind, other than 15,024 shares of the capital stock, $1.00 par value per share, of OS Services owned of record and beneficially by AmeriBank.

     D. AmeriPlan is duly incorporated, validly existing and in good standing as a corporation under the laws of the State of Michigan, and has all the requisite power and authority to conduct the business as now conducted by it; and AmeriPlan does not have any outstanding securities of any kind, nor any outstanding options, warrants or other rights entitling another person to acquire any securities of AmeriPlan of any kind, other than 1,000 shares of the capital stock, $1.00 par value per share, of AmeriPlan owned of record and beneficially by AmeriBank.

     E. Mortgage Subsidiary is duly incorporated, validly existing and in good standing as a corporation under the laws of the State of Michigan, and has all the requisite power and authority to conduct the business as now conducted by it; and Mortgage Subsidiary does not have any outstanding securities of any kind, nor any outstanding options, warrants or other rights entitling another person to acquire any securities of Mortgage Subsidiary of any kind, other than 1,000 shares of the capital stock, no par value per share, of Mortgage Subsidiary owned of record and beneficially by Ameribank.

     F. Ottawa has previously furnished to Fifth Third its audited, consolidated balance sheets, statements of operations, statements of stockholders' equity and cash flows as at December 31, 1999, and for the year then ended, together with the opinions of its independent certified public accountants associated therewith ("consolidated financial statements"). Ottawa also has previously furnished to Fifth Third the Call Reports as filed with the FDIC for AmeriBank as at December 31, 1997, 1998 and 1999, for the years then ended. Ottawa also has furnished to Fifth Third (i) its unaudited, consolidated financial statements of AmeriBank and the Non-Bank Subsidiaries as at June 30, 2000, and for the three months and six months then ended, and (ii) the Call Report of AmeriBank as filed with the FDIC for the quarter ended June 30, 2000. Such consolidated financial statements of Ottawa and AmeriBank fairly present the consolidated financial condition of Ottawa, AmeriBank and the Non-Bank Subsidiaries as of the date thereof, and for the years or periods covered thereby in conformity with generally accepted accounting principles ("GAAP"), consistently applied (except as stated therein and except for the omission of notes to unaudited statements and year-end adjustments to interim results). There are no material liabilities, obligations or indebtedness of Ottawa, AmeriBank or the Non-Bank Subsidiaries required to be disclosed in the financial statements so furnished other than the liabilities, obligations or indebtedness disclosed in such financial statements (including footnotes). Ottawa shall continue to furnish such financial information for subsequent monthly and quarterly periods to Fifth Third as soon as practicable until the Closing Date. In the event that the Closing Date does not occur before December 31, 2000, Ottawa shall furnish Fifth Third with its audited or unaudited,

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consolidated financial statements as at September 30, 2000 and December 31, 2000 for the periods then ended as soon as they are reasonably available.

     G. Ottawa, AmeriBank and the Non-Bank Subsidiaries have good and marketable title to all of the material properties and assets reflected in their separate statements of financial condition as at June 30, 2000, and which are still owned by each and each has good and marketable title to all material properties and assets acquired by each of them after such date and still owned by each of them, subject to (i) any liens and encumbrances that do not materially adversely impair the use of the property, (ii) statutory liens for taxes not yet due and payable, and (iii) minor defects and irregularities in title that do not materially adversely impair the use of the property.

     H. Except as disclosed in Schedule 1: (i) since June 30, 2000, to the date hereof there have been no material adverse changes in the financial condition, operations or business of Ottawa, AmeriBank or any of the Non-Bank Subsidiaries;
(ii) Ottawa is not aware of any events which have occurred since June 30, 2000 to the date hereof or which as of the date hereof are reasonably certain to occur in the future and which reasonably can be expected to result in any material adverse change in the financial condition, operations or business of Ottawa, AmeriBank or any of the Non-Bank Subsidiaries, excluding in each instance matters (which shall include but not be limited to changes in general economic conditions, changes in interest rates, changes in laws or regulations or changes in GAAP) of general application to the thrift or banking industry; and (iii) since June 30, 2000, to the date hereof there have been no material changes in the methods of business operations of Ottawa, AmeriBank or any of the Non-Bank Subsidiaries.

     I. Except as disclosed in Schedule 1, there are no actions, suits, proceedings, investigations or assessments of any kind pending, or to the best knowledge of Ottawa, threatened against Ottawa, AmeriBank or any of the Non-Bank Subsidiaries which reasonably can be expected to result in any material adverse change in the financial condition, operations or business of Ottawa, AmeriBank or any of the Non-Bank Subsidiaries on a separate basis.

     J. Except as disclosed in Schedule 1, since June 30, 2000, to the date hereof Ottawa, AmeriBank and the Non-Bank Subsidiaries each has been operated in the ordinary course of business, has not made any changes in its respective capital or corporate structures, nor any material changes in its methods of business operations and has not provided any increases in employee salaries or benefits other than in the ordinary course of business. Except as disclosed in
Schedule 1, since June 30, 2000, to the date hereof Ottawa has not declared or paid any dividends nor made any distributions of any other kind to its shareholders.

     K. Except as disclosed in Schedule 1, Ottawa, AmeriBank and the Non-Bank Subsidiaries have timely filed all federal, state and local tax returns required to be filed (after giving effect to all extensions) by them, respectively, and have paid or provided for all tax liabilities shown to be due thereon or which have been assessed against them, respectively. All tax returns filed by Ottawa, AmeriBank and the Non-Bank Subsidiaries through the date hereof constitute complete and accurate representations of the tax liabilities of Ottawa, AmeriBank and the Non-Bank Subsidiaries for such years and accurately set forth all items (to the extent required to be included or reflected in such returns) relevant to its future tax liabilities, including the tax basis of its properties and assets in all material respects. Neither Ottawa, AmeriBank nor any of the Non-Bank Subsidiaries is currently under audit nor have either of them been contacted for an audit. Neither Ottawa, AmeriBank nor any of the Non-Bank Subsidiaries is engaged in any appeal proceeding in connection with any return.

     L. Except as disclosed in Schedule 1, neither Ottawa, AmeriBank nor any of the Non-Bank Subsidiaries is a party to (i) any written employment contracts or written contracts of any other kind with any of its officers, directors or employees or (ii) any material contract, lease or agreement of any other kind which is not assignable as a result of the merger provided for herein without the consent of another party, except for contracts, leases or agreements which do not have terms extending beyond six months from the date of this Agreement or contracts, leases or agreements (excluding contracts, leases and agreements pursuant to which credit has been extended by AmeriBank) which do not require the annual expenditure of more than $100,000 thereunder.

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     M. Except as disclosed in Schedule 1, since June 30, 2000, to the date hereof neither AmeriBank nor any of the Non-Bank Subsidiaries has incurred any unusual or extraordinary loan losses which are material to Ottawa, AmeriBank or any of the Non-Bank Subsidiaries; and to the best knowledge of Ottawa, in light of historical loan loss experience of AmeriBank and the Non-Bank Subsidiaries and Ottawa's management's analysis of the quality and performance of their loan portfolios, as of June 30, 2000, the reserves for loan losses was, in the opinion of Ottawa, adequate to absorb all known and reasonably anticipated losses as of the date hereof.

     N. Except as disclosed in Schedule 1, neither Ottawa, AmeriBank nor any of the Non-Bank Subsidiaries has, directly or indirectly, dealt with any broker or finder in connection with this transaction and neither has incurred or will incur any obligation for any broker's or finder's fee or commission in connection with the transactions provided for in this Agreement.

     O. 1. The Directors of Ottawa, by resolution adopted by the unanimous vote of all Directors present at a meeting duly called and held in accordance with applicable law, have duly approved this Agreement, and have directed that this Agreement be submitted to a vote of Ottawa's shareholders at the annual or a special meeting of the shareholders to be called for that purpose, all in accordance with and as required by law and in accordance with the Certificate of Incorporation and Bylaws of Ottawa.

     2. Ottawa has the corporate power and authority to enter into this Agreement and to carry out its obligations hereunder subject to required regulatory and shareholder approvals. The Agreement, when executed and delivered, will have been duly authorized and will constitute a valid and binding obligation of Ottawa, enforceable in accordance with its terms, except to the extent that (i) enforceability thereof may be limited by insolvency, reorganization, liquidation, bankruptcy, readjustment of debt or other laws of general application relating to or affecting the enforcement of creditors' rights generally and (ii) the availability of certain remedies may be precluded by general principles of equity, subject, however, to the receipt of requisite regulatory approvals and the approval of Ottawa's shareholders.

     3. Except as disclosed in Schedule 1, neither the execution of the Agreement, nor the consummation of the transactions contemplated hereby, (i) conflicts with, results in a breach of, violates or constitutes a default under, Ottawa's Certificate of Incorporation or Bylaws or, to the best knowledge of Ottawa, any federal, state or local law, statute, ordinance, rule, regulation or court or administrative order, or any agreement, arrangement, or commitment, to which Ottawa, AmeriBank or any of the Non-Bank Subsidiaries is subject or bound;
(ii) to the best knowledge of Ottawa, results in the creation of or gives any person the right to create any material lien, charge, encumbrance, or security agreement or any other material rights of others or other material adverse interest upon any material right, property or asset belonging to Ottawa, AmeriBank or any of the Non-Bank Subsidiaries; (iii) conflicts with, results in a breach of, violates or constitutes a default under, terminates or gives any person the right to terminate, amend, abandon, or refuse to perform any material agreement, arrangement or commitment to which Ottawa, AmeriBank or any of the Non-Bank Subsidiaries is a party or by which the rights, properties or assets of Ottawa, AmeriBank or any of the Non-Bank Subsidiaries is subject or bound; or
(iv) to the best knowledge of Ottawa, accelerates or modifies, or gives any party thereto the right to accelerate or modify, the time within which, or the terms according to which, Ottawa, AmeriBank or any of the Non-Bank Subsidiaries is to perform any duties or obligations or receive any rights or benefits under any material agreements, arrangements or commitments. For purposes of subparagraphs (iii) and (iv) immediately preceding, material agreements, arrangements or commitments exclude agreements, arrangements or commitments having a term expiring less than six months from the date of this Agreement or which do not require the expenditure of more than $100,000 (but shall include all agreements, arrangements or commitments pursuant to which credit has been extended by AmeriBank or any of the Non-Bank Subsidiaries).

     4. Neither this Agreement nor any report, statement, list, certificate or other information furnished or to be furnished by Ottawa to Fifth Third or its agents in connection with this Agreement or any of the transactions contemplated hereby (including, without limitation, any information which has been or shall be supplied with respect to its business operations and financial condition for inclusion in the proxy statement/prospectus and registration statement relating to the Merger) contains or shall contain (in the case

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

of information relating to the proxy statement/prospectus, at the time it is mailed, and, in the case of the registration statement, at the time it becomes effective and, in the case of the proxy statement/prospectus and the registration statement, at the time the annual or special meeting of shareholder's of Ottawa is held to consider the adoption of this Agreement) an untrue statement of a material fact or omits or shall omit to state a material fact necessary to make the statements contained herein or therein, in light of the circumstances in which they are made, not misleading.

     5. Ottawa has furnished to Fifth Third or its agents true and complete copies (including all exhibits and all documents incorporated by reference) of the following documents as filed by Ottawa with the SEC:

          a. Ottawa's Annual Report on Form 10-K for the year ended December 31, 1999, and reports on Form 10-Q for the quarters ended March 31 and June 30, 2000;

          b. any Current Report on Form 8-K with respect to any event occurring after June 30, 2000 and prior to the date of this Agreement;

          c. any report filed by Ottawa to amend or modify any of the reports described above; and

          d. all proxy statements prepared in connection with meetings of Ottawa's shareholders held or to be held subsequent to June 30, 2000.

     The information set forth in the documents described in this subsection 5 (including all exhibits thereto and all documents incorporated therein by reference) did not, as of the dates on which such reports were filed with the SEC, (a) contain any untrue statement of a material fact, (b) omit any material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading, or (c) omit any material exhibit required to be filed therewith. Prior to the date hereof no event has occurred subsequent to June 30, 2000 which Ottawa is required to describe in a Current Report on Form 8-K other than the Current Reports heretofore furnished by Ottawa to Fifth Third.

     P. Complete and accurate copies of the (i) Certificate of Incorporation and Bylaws of Ottawa and (ii) the Charter and Bylaws of AmeriBank, and (iii) Articles and Bylaws of each of the Non-Bank Subsidiaries, in force as of the date hereof have been delivered to Fifth Third.

     Q. To the best knowledge of Ottawa, except as disclosed in Schedule 1, neither Ottawa, AmeriBank nor any of the Non-Bank Subsidiaries, nor any officer, employee or director of any of them, has knowingly engaged in any activity or omitted to take any action which has resulted or could result in the violation of (i) any local, state or federal law (including without limitation the Bank Secrecy Act, the Community Reinvestment Act, applicable consumer protection and disclosure laws and regulations, including without limitation, Truth in Lending, Truth in Savings and similar disclosure laws and regulations, and equal employment and employment discrimination laws and regulations) or (ii) any regulation, order, injunction or decree of any court or governmental body, the violation of either of which could reasonably be expected to have a material adverse effect on the financial condition of Ottawa, AmeriBank or any of the Non-Bank Subsidiaries. Except as disclosed in Schedule 1, Ottawa, AmeriBank and each of the Non-Bank Subsidiaries possess all licenses, franchises, permits and other governmental authorizations necessary for the continued conduct of its business without material interference or interruption.

     R. To the best knowledge of Ottawa, neither this Agreement nor the Agreement of Merger between Fifth Third and Ottawa (the "Agreement of Merger") nor any report, statement, list, certificate or other information furnished by Ottawa, AmeriBank or any of the Non-Bank Subsidiaries to Fifth Third or its agents in connection with this Agreement or any of the transactions contemplated hereby (including, without limitation, any information which has been or shall be supplied with respect to their business operations and financial condition for inclusion in the proxy statement/prospectus and registration statement relating to the merger) contains or shall contain (or, in the case of information relating to the proxy statement/prospectus, at the time it is mailed, in the case of the registration statement, at the time it becomes effective and in the case of the proxy statement/prospectus and the registration statement, at the time the annual or special meeting of shareholders of Ottawa is held to consider the adoption of this Agreement) an untrue statement of material

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fact or omits or shall omit to state a material fact necessary to make the statements contained herein or therein, in light of the circumstances in which they are made, not misleading.

     S. Except as disclosed in Schedule 1, there are no actions, proceedings or investigations pending before any environmental regulatory body, with respect to or, to the best knowledge of Ottawa, threatened against or affecting Ottawa, AmeriBank or any of the Non-Bank Subsidiaries in respect to any "facility" owned, leased or operated by either of them (but EXCLUDING any "facility" as to which the sole interest of Ottawa, AmeriBank or any of the Non-Bank Subsidiaries is that of a lienholder or mortgagee, but INCLUDING any "facility" to which title has been taken pursuant to mortgage foreclosure or similar proceedings and INCLUDING any "facility" in which Ottawa, AmeriBank or any of the Non-Bank Subsidiaries ever participated in the financial management of such facility to a degree sufficient to influence, or have the ability to influence, the facility's treatment of hazardous waste) under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("CERCLA"), or under any Federal, state, local or municipal statute, ordinance or regulation in respect thereof, in connection with any release of any toxic or "hazardous substance", pollutant or contaminant into the "environment" which, if adversely determined,
(a) would require the payment by Ottawa, AmeriBank or any of the Non-Bank Subsidiaries and/or require Ottawa, AmeriBank or any of the Non-Bank Subsidiaries to incur expenses of more than $200,000 (whether or not covered by insurance) or (b) would otherwise have a material adverse effect on Ottawa, AmeriBank or any of the Non-Bank Subsidiaries, nor are there any such actions or proceedings or investigations in which Ottawa, AmeriBank or any of the Non-Bank Subsidiaries is a plaintiff or complainant. Neither Ottawa, AmeriBank nor any of the Non-Bank Subsidiaries is liable in any material respect under any applicable law for any release by either of them or, for any release by any other "person" of a hazardous substance caused by the spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping or disposing of hazardous wastes or other chemical substances, pollutants or contaminants into the environment, nor is Ottawa, AmeriBank nor any of the Non-Bank Subsidiaries liable for any material costs (as a result of the acts or omissions of Ottawa, AmeriBank or any of the Non-Bank Subsidiaries or, to the best knowledge of Ottawa, as a result of the acts or omissions of any other "person") of any remedial action including, without limitation, costs arising out of security fencing, alternative water supplies, temporary evacuation and housing and other emergency assistance undertaken by any environmental regulatory body having jurisdiction over Ottawa, AmeriBank or any of the Non-Bank Subsidiaries to prevent or minimize any actual or threatened release by Ottawa, AmeriBank or any of the Non-Bank Subsidiaries of any hazardous wastes or other chemical substances, pollutants and contaminants into the environment which would endanger the public health or the environment. All terms contained in quotation marks in this paragraph and the paragraph immediately following shall have the meaning ascribed to such terms, and defined in, CERCLA, taken as a whole.

     To the best knowledge of Ottawa, except as disclosed in Schedule 1, each "facility" owned, leased or operated by Ottawa, AmeriBank or any of the Non-Bank Subsidiaries (but EXCLUDING any "facility" as to which the sole interest of Ottawa, AmeriBank or any of the Non-Bank Subsidiaries is that of a lienholder or mortgagee, but INCLUDING any "facility" to which title has been taken pursuant to mortgage foreclosure or similar proceedings and INCLUDING any "facility" in which Ottawa, AmeriBank or any of the Non-Bank Subsidiaries ever participated in the financial management of such facility to a degree sufficient to influence, or have the ability to influence, the facility's treatment of hazardous waste) is, in all material respects, in compliance with all applicable Federal, state, local or municipal statutes, ordinances, laws and regulations and all orders, rulings or other decisions of any court, administrative agency or other governmental authority relating to the protection of the environment, except to the extent a failure to comply would not have a material adverse effect on the business, operations and financial condition of Ottawa, AmeriBank or any of the Non-Bank Subsidiaries.

     T. 1. Benefit Plans. Schedule 1 lists the name and a short description of each Benefit Plan (as herein defined), together with an indication of its funding status (e.g., trust, insured or general company assets). For purposes hereof, the term "Benefit Plan" shall mean any plan, program, arrangement or system of employee or director benefits which is or was contributed to or maintained presently or at any time in the last four (4) years by Ottawa, AmeriBank or any of the Non-Bank Subsidiaries for the benefit of employees, former employees or directors of Ottawa, AmeriBank or any of the Non-Bank Subsidiaries and shall include (a) any qualified retirement plan such as a pension, profit sharing, stock bonus plan or employee stock ownership plan ("ESOP"), (b) any plan, program or arrangement providing deferred compensation, bonus deferral or incentive benefits, whether funded through trust or otherwise, and (c) any welfare plan, program or policy providing vacation, severance, salary continuation, supplemental unemployment, disability, life, health coverage, retiree health, Voluntary Employees' Beneficiary Association, medical expense reimbursement or dependent care assistance benefits, in any such foregoing case without regard to whether the Benefit Plan constitutes an employee benefit plan under Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), or the number of employees covered under such Benefit Plan. Through the date of this Agreement, neither Ottawa, AmeriBank nor any of the Non-Bank Subsidiaries has made or has committed to make any contributions to any Benefit Plan outside the ordinary course of business and inconsistent with past practice with regard to amounts, taken as a whole.

     2. Predecessor Plan. The term "Benefit Plan" for all purposes of this Agreement shall include each Predecessor Plan (as herein defined). For purposes hereof, "Predecessor Plan" shall mean any plan, program, policy, practice, arrangement or system as otherwise described in Section II.T.1. but was maintained, contributed to or resulted in liability to any predecessor employer of Ottawa, AmeriBank or any of the Non-Bank Subsidiaries since March 1, 1996. For purposes hereof, "predecessor employer" shall mean any employer, entity or business operation acquired by Ottawa, AmeriBank or any of the Non-Bank Subsidiaries in any type of acquisition (including, without limitation, mergers, stock acquisitions and asset acquisitions).

     3. Plan Documents, Reports and Filings. Except as disclosed on Schedule 1, Ottawa, AmeriBank and each of the Non-Bank Subsidiaries have provided true, complete and correct copies of all plan documents, if any, comprising each Benefit Plan, together with, when applicable, (a) the most recent summary plan description, (b) the most recent actuarial and financial reports and the most recent annual reports filed with any governmental agency and (c) all Internal Revenue Service ("IRS") or other governmental agency rulings and determination letters or any open requests for IRS rulings or letters with respect to Benefit Plans.

     4. Qualified Retirement Plan Compliance. With respect to each Benefit Plan which is an employee pension benefit plan (as defined in section 3(2) of ERISA) other than any such plan that meets the "top-hat" exception under section 201(1) of ERISA (a "Qualified Benefit Plan"), except as disclosed on Schedule 1: (a) the IRS has issued a determination letter which determined that such Qualified Benefit Plan (as amended by any and all amendments) satisfied the requirements of section 401(a) of the Code, as amended by all of the laws referred to in
Section 1 of Revenue Procedure 93-39, such determination letter has not been revoked or threatened to be revoked by the IRS, and the scope of such determination letter is complete and does not exclude consideration of any of the requirements or matters referred to in sections 4.02 through 4.04 of Revenue Procedure 93-39; (b) such Qualified Benefit Plan is in material compliance with all qualification requirements of Section 401(a) of the Code; (c) such Qualified Benefit Plan is in substantial compliance with all notice, reporting and disclosure requirements of ERISA and the Code; (d) any Qualified Benefit Plan which is an ESOP as defined in Section 4975(e)(7) of the Code (an "ESOP Qualified Benefit Plan") is in material compliance with the applicable qualification requirements of Section 409 of the Code; (e) any previously terminated Qualified Benefit Plan was terminated in material compliance with the requirements of ERISA and the Code, has received a favorable determination letter therefor, and the liabilities of such Qualified Benefit Plan and the requirements of the Pension Benefit Guaranty Corporation ("PBGC") were fully satisfied; and (f) any and all amendments to the Qualified Benefit Plans not covered by an IRS determination letter do not adversely affect the qualified and tax exempt status of such plans.

     5. General Plan Compliance. With respect to each Benefit Plan, except as noted on the Disclosure Schedule: (a) such Benefit Plan, if it is intended to provide favorable tax benefits to plan participants, has been in material compliance with applicable Code provisions; and (b) such Benefit Plan has been, to the best knowledge of Ottawa, operated in substantial compliance with its terms and all applicable laws, including, without limitation, ERISA and the Code, and to the extent such Benefit Plan is a group health plan subject to the requirements of Section 4980B of the Code ("COBRA") and/or the Health Insurance Portability and Accountability Act of 1996, as amended ("HIPAA"), has been, to the best knowledge of Ottawa, operated in substantial compliance with such COBRA and HIPAA requirements.
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

     6. Prohibited Transactions. No prohibited transaction under Section 406 of ERISA and not exempt under Section 408 of ERISA has occurred with respect to any Benefit Plan which would result, with respect to any person, in (a) the imposition, directly or indirectly, of a material excise tax under Section 4975 of the Code or (b) material fiduciary liability under Section 409 of ERISA.

     7. Lawsuits or Claims. Except as disclosed in Schedule 1, no material actions, suits or claims (other than routine claims of benefits) are pending or, to the best knowledge of Ottawa, threatened against any Benefit Plan or against Ottawa, AmeriBank or any of the Non-Bank Subsidiaries with respect to any Benefit Plan.

     8. Disclosure of Unfunded Liabilities. All material Unfunded Liabilities with respect to each Benefit Plan have been recorded and disclosed on the most recent financial statements of Ottawa, AmeriBank and the Non-Bank Subsidiaries or, if not, in Schedule 1. For purposes hereof, the term "Unfunded Liabilities" shall mean any amounts properly accrued to date under generally accepted accounting principles in effect as of the date of this Agreement (GAAP), or amounts not yet accrued for GAAP purposes but for which an obligation (which has legally accrued and cannot legally be eliminated and which is subject to reasonable estimate) exists for payment in the future which is attributable to any Benefit Plan, including but not limited to (a) severance pay benefits, (b) deferred compensation or unpaid bonuses, (c) any liabilities on account of the change in control which will result from this Agreement, including any potential 20% excise tax under Section 4999 of the Code relating to excess parachute payments under Section 280G of the Code, (d) any unpaid pension contributions for the current plan year or any accumulated funding deficiency under Section 412 of the Code and related penalties under Section 4971 of the Code, including unpaid pension contributions or funding deficiencies owed by members of a controlled group of corporations which includes Ottawa, AmeriBank and the Non-Bank Subsidiaries and for which Ottawa, AmeriBank or any of the Non-Bank Subsidiaries is liable under applicable law, (e) any authorized but unpaid profit sharing contributions or contributions under Section 401(k) and Section 401(m) of the Code, (f) retiree health benefit coverage and (g) unpaid premiums for contributions required under any group health plan to maintain such plan's coverage through the Effective Time.

     9. Defined Benefit Pension Plan Liabilities. Neither Ottawa, AmeriBank nor any of the Non-Bank Subsidiaries (or any pension plan maintained by any of them) have incurred any material liability to the PBGC or the IRS with respect to any Benefit Plan which is a defined benefit pension plan, except for the payment of PBGC premiums pursuant to Section 4007 of ERISA, all of which if due prior to the date of this Agreement have been fully paid, and no PBGC reportable event under Section 4043 of ERISA has occurred with respect to any such pension plan. Except as otherwise disclosed in Schedule 1, the benefit liabilities, as defined in Section 4001(a)(16) of ERISA, of each Benefit Plan subject to Title IV of ERISA, using the actuarial assumptions that would be used by the PBGC in the event of termination of such plan, do not exceed the fair market value of the assets of such plan. Neither Ottawa, AmeriBank, the Non-Bank Subsidiaries nor any controlled group member of Ottawa, AmeriBank or any of the Non-Bank Subsidiaries participates in, or has incurred any liability under Sections 4201, 4063 or 4064 of ERISA for a complete or partial withdrawal from a multiple employer plan or a multi-employer plan (as defined in Section 3(37) of ERISA).

     10. Independent Trustee. Ottawa, AmeriBank and the Non-Bank Subsidiaries
(a) have not incurred any asserted or unasserted material liability for breach of duties assumed in connection with acting as an independent trustee of any employee pension plan (as defined in Section 3(2) of ERISA) which is intended to be qualified under Section 401(a) of the Code and which is maintained by an employer unrelated in ownership to Ottawa, AmeriBank or any of the Non-Bank Subsidiaries, (b) have not authorized nor knowingly participated in a material prohibited transaction under Section 406 of ERISA and not exempt under Section 408 of ERISA and (c) have not received notice of any material actions, suits or claims (other than routine claims for benefits) pending or threatened against the unrelated employer or against them.

     11. Retiree Benefits. Except as listed on Schedule 1 and identified as "Retiree Liability", neither Ottawa, AmeriBank nor any of the Non-Bank Subsidiaries have any obligation to provide medical benefits, or life insurance benefits to or with respect to retirees, former employees or any of their relatives.

     12. Right to Amend and Terminate. Except as listed on Schedule 1, Ottawa, AmeriBank and each of the Non-Bank Subsidiaries have all power and authority necessary to amend or terminate each Benefit Plan without incurring any material penalty or liability provided that, in the case of an employee pension benefit plan (as defined in section 3(2) of ERISA), benefits accrued as of the date of amendment or termination are not reduced.

     13. Material. For purposes of this Paragraph T as a whole, the term "material" in connection with a liability shall mean a liability or loss, taxes, penalties, interest and related legal fees in the total amount of $100,000 or more, with such determination being made on the basis of the aggregate affected participants of a Benefit Plan and not with respect to any single participant.

     U. The investment portfolios of Ottawa, AmeriBank and the Non-Bank Subsidiaries consist of securities in marketable form. Except as disclosed in
Schedule 1, since June 30, 2000 to the date hereof neither Ottawa, AmeriBank nor any of the Non-Bank Subsidiaries has incurred any unusual or extraordinary losses in its investment portfolio, and, except for matters of general application to the thrift or banking industry (including, but not limited to, changes in laws or regulations or generally accepted accounting principles) or for events relating to the business environment in general, including market fluctuations and changes in interest rates, Ottawa is not aware of any events which may be expected to result in any material adverse change in the quality or performance of the investment portfolios of Ottawa, AmeriBank or any of the Non-Bank Subsidiaries.

     V. Except as disclosed in Schedule 1, there are no actions, suits, claims, proceedings, investigations or assessments of any kind pending, or to the best knowledge of Ottawa, threatened against any of the Directors or officers of Ottawa, AmeriBank or any of the Non-Bank Subsidiaries in their capacities as such, and no Director or officer of Ottawa, AmeriBank or any of the Non-Bank Subsidiaries currently is being indemnified or seeking to be indemnified by Ottawa, AmeriBank or any of the Non-Bank Subsidiaries pursuant to applicable law or the Certificate of Incorporation, Charter or Bylaws of Ottawa, AmeriBank or any of the Non-Bank Subsidiaries.

     W. There is no "business combination," "moratorium," "control share," or other state anti-takeover statute or regulation or any agreement to which Ottawa is a party which (i) prohibits or restricts Ottawa's ability to perform its obligations under this Agreement, or its ability to consummate the transactions contemplated hereby, (ii) would have the effect of invalidating or voiding this Agreement, or any provisions hereof, or (iii) would subject Fifth Third to any impediment or condition in connection with the exercise of any of its rights under this Agreement.

     X. All interest rate swaps, caps, floors and option agreements and other interest rate risk management arrangements, whether entered into for Ottawa's own account, or for the account of one or more of its subsidiaries or their customers, were entered into (i) in accordance with prudent banking practices and all material applicable laws, rules, regulations and regulatory policies and
(ii) with counter-parties reasonably believed to be financially responsible at the time; and each of them constitutes the valid and legally binding obligation of it or one of its subsidiaries, enforceable in accordance with its terms (except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors' rights or by general equity principles), and are in full force and effect (except to the extent that they have been fully performed or terminated) in all respects material to Ottawa. Neither Ottawa, AmeriBank nor any of the Non-Bank Subsidiaries, nor, to the best knowledge of Ottawa, any other party thereto is in breach of any of its obligations under any such agreement or arrangement.

     Y. 1. Neither Ottawa, AmeriBank nor any of the Non-Bank Subsidiaries has any reason to believe that any conditions exist that might prevent or impede the Merger from qualifying as a "reorganization" within the meaning of Section 368(a) of the Code.

     2. Since December 31, 1999, except insofar as required by a change in GAAP, there has been no change in accounting methods, principles or practices of Ottawa, AmeriBank and the Non-Bank Subsidiaries.

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

     Z. Schedule 1 lists all options to acquire Ottawa Common Stock, the holders thereof, the dates of issuance, the vesting schedules and the price per share of such options.

III.  REPRESENTATIONS AND WARRANTIES OF FIFTH THIRD

     Fifth Third represents and warrants to Ottawa that as of the date hereof or as of the indicated date, as appropriate:

     A. Fifth Third is duly incorporated, validly existing and in good standing as a corporation under the corporation laws of the State of Ohio, is a registered financial services holding company under the Bank Holding Company Act of 1956, as amended, and is duly authorized to conduct the business in which it is engaged, and Fifth Third Bank, Indiana is duly incorporated, validly existing and in good standing as a corporation under the laws of the State of Michigan and is duly authorized to conduct the business in which it is engaged. The outstanding shares of capital stock or other ownership interests of each direct subsidiary have been duly authorized and validly issued, are fully paid and non-assessable, and are directly owned by Fifth Third free and clear of all liens and encumbrances. All of such subsidiaries are duly authorized to conduct the business in which they are engaged, unless such failure to obtain or maintain such authorization will not have a material adverse effect on Fifth Third, as a whole.

     B. Pursuant to Fifth Third's Second Amended Articles of Incorporation, as amended, the total number of shares of capital stock it is authorized to have outstanding is 650,500,000 of which 650,000,000 shares are Fifth Third Common Stock and 500,000 shares are classified as Preferred Stock without par value. As of the close of business on June 30, 2000, 465,002,511 shares of Fifth Third Common Stock were issued and outstanding and zero (0) shares were held in its treasury. As of the date of this Agreement, no shares of its Preferred Stock have been issued. Fifth Third does not have outstanding any stock options, subscription rights, warrants or other securities entitling the holders to subscribe for or purchase any shares of its capital stock other than options granted and to be granted to employees and Directors under its stock option plans. At June 30, 2000, 29,347,033 shares of Fifth Third Common Stock were reserved for issuance in connection with outstanding options granted under its stock option plans and 5,567,449 shares were reserved for issuance under options to be granted in the future.

     C. All shares of Fifth Third Common Stock to be received by the shareholders of Ottawa as a result of the merger pursuant to the terms of this Agreement shall be, upon transfer or issuance, validly issued, fully paid and non-assessable, and will not, upon such transfer or issuance, be subject to the preemptive rights of any shareholder of Fifth Third.

     D. Fifth Third has furnished to Ottawa its audited consolidated financial statements as at December 31, 1999, December 31, 1998 and December 31, 1997 and for the respective years then ended together with the opinions of its independent public accountants associated therewith. Fifth Third has also furnished to Ottawa its unaudited, consolidated financial statements as at June 30, 2000 and for the three and six month periods then ended. Such consolidated financial statements fairly present the consolidated financial condition of Fifth Third as of their respective dates and for the respective periods covered thereby in conformity with GAAP consistently followed throughout the periods covered thereby. Neither Fifth Third nor any subsidiaries of Fifth Third have any material liabilities, obligations or indebtedness required to be disclosed in such financial statements other than the liabilities, obligations and indebtedness disclosed in such financial statements (including footnotes). Fifth Third will furnish to Ottawa its unaudited consolidated financial statements as at September 30, 2000 and for the nine (9) months then ended as soon as such statements are publicly available, and shall continue to furnish information for subsequent calendar quarter periods to Ottawa as soon as such becomes publicly available until the Effective Time.

     E. Except for events relating to the business environment in general: (i) since June 30, 2000 to the date hereof, there have been no material adverse changes in the consolidated financial condition, operations or business of Fifth Third; (ii) the chief executive officer and the chief financial officer of Fifth Third are not aware of any events which have occurred since June 30, 2000, or which are reasonably certain to occur in the future and which reasonably can be expected to result in any material adverse change in the consolidated

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

financial condition, operations or business of Fifth Third; and (iii) since June 30, 2000 to the date hereof there have been no material changes in the methods of business operations of Fifth Third and its subsidiaries.

     F. 1. The Executive Committee of the Board of Directors of Fifth Third, by resolution adopted by the members present at a meeting duly called and held, at which meeting a quorum was at all times present and acting, has approved this Agreement, including reserving for issuance to Ottawa shareholders in accordance with this Agreement, a sufficient number of shares of Fifth Third Common Stock. Approval and adoption of this Agreement by the shareholders of Fifth Third is not required under Ohio law, the regulations of the Nasdaq Stock Market or under the Second Amended Articles of Incorporation, as amended, or Code of Regulations of Fifth Third.

     2. Fifth Third has corporate power and authority to enter into this Agreement and to carry out its obligations hereunder subject to certain required regulatory approvals. This Agreement, when executed and delivered, will have been duly authorized and will constitute a valid and binding obligation of Fifth Third, enforceable in accordance with its terms, except to the extent that (i) enforceability thereof may be limited by insolvency, reorganization, liquidation, bankruptcy, readjustment of debt or other laws of general application relating to or affecting the enforcement of creditors' rights generally and (ii) the availability of certain remedies may be precluded by general principles of equity, subject, however, to the receipt of requisite regulatory approvals.

     3. Neither the execution of this Agreement nor the consummation of the transactions contemplated hereby, does or will: (i) conflict with, result in a breach of, violate or constitute a default, under Fifth Third's Second Amended Articles of Incorporation, as amended, or Code of Regulations or, to the best knowledge of its chief executive officer and chief financial officer, any federal, foreign, state or local law, statute, ordinance, rule, regulation or court or administrative order, or any agreement, arrangement, or commitment to which Fifth Third is subject or bound; (ii) to the best knowledge of the chief executive officer and chief financial officer of Fifth Third, result in the creation of or give any person the right to create any material lien, charge, encumbrance, security agreement or any other material rights of others or other material adverse interest upon any material right, property or asset belonging to Fifth Third or any of its subsidiaries other than such rights as may be given the shareholders of Ottawa pursuant to the provisions of Sections 1701.84 and 1701.85 of the Ohio Revised Code; (iii) terminate or give any person the right to terminate, amend, abandon, or refuse to perform any material agreement, arrangement or commitment to which Fifth Third is a party or by which Fifth Third's rights, properties or assets are subject or bound; or (iv) accelerate or modify, or give any party thereto the right to accelerate or modify, the time within which, or the terms according to which, Fifth Third is to perform any duties or obligations or receive any rights or benefits under any material agreement, arrangements or commitments.

     G. Complete and accurate copies of (i) the Second Amended Articles of Incorporation, as amended, and (ii) the Code of Regulations of Fifth Third in force as of the date hereof have been delivered to Ottawa.

     H. To the best knowledge of the chief executive officer and chief financial officer of Fifth Third, neither Fifth Third nor any of its subsidiaries has knowingly engaged in any activity or omitted to take any action which, in any material way, has resulted or could result in the violation of (i) any local, state or federal law or (ii) any regulation, order, injunction or decree of any court or governmental body, the violation of either of which could reasonably be expected to have a material adverse effect on the financial condition Fifth Third and its subsidiaries taken as a whole. To the best knowledge of the chief executive officer and chief financial officer of Fifth Third, Fifth Third and its subsidiaries possess all licenses, franchise, permits and other governmental authorizations necessary for the continued conduct of their businesses without material interference or interruption.

     I. 1. To the best knowledge of the chief executive officer and chief financial officer of Fifth Third, neither this Agreement nor any report, statement, list, certificate or other information furnished or to be furnished by Fifth Third to Ottawa or its agents in connection with this Agreement or any of the transactions contemplated hereby (including, without limitation, any information which has been or shall be supplied with respect to its business operations and financial condition for inclusion in the proxy statement/prospectus and registration statement relating to the merger) contains or shall contain (in the case of information relating to the proxy statement/prospectus, at the time it is mailed, and, in the case of the registration statement, at the time it becomes effective and, in the case of the proxy statement/prospectus and the registration statement, at the time the annual or special meeting of shareholders of Ottawa is held to consider the adoption of this Agreement) an untrue statement of a material fact or omits or shall omit to state a material fact necessary to make the statements contained herein or therein, in light of the circumstances in which they are made, not misleading.

     2. Fifth Third has furnished to Ottawa or its agents true and complete copies (including all exhibits and all documents incorporated by reference) of the following documents as filed by Fifth Third with the SEC:

          a. Fifth Third's Annual Report on Form 10-K for the year ended December 31, 1999, and reports on Form 10-Q for the quarters ended March 31 and June 30, 2000;

          b. any Current Report on Form 8-K with respect to any event occurring after June 30, 2000 and prior to the date of this Agreement;

          c. any report filed by Fifth Third to amend or modify any of the reports described above; and

          d. all proxy statements prepared in connection with meetings of Fifth Third's shareholders held or to be held subsequent to June 30, 2000.

     The information set forth in the documents described in this subsection 2 (including all exhibits thereto and all documents incorporated therein by reference) did not, as of the dates on which such reports were filed with the SEC, (a) contain any untrue statement of a material fact, (b) omit any material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading, or (c) omit any material exhibit required to be filed therewith. Prior to the date hereof no event has occurred subsequent to June 30, 2000 which Fifth Third is required to describe in a Current Report on Form 8-K other than the Current Reports heretofore furnished by Fifth Third to Ottawa.

     J. There are no actions, suits, proceedings, investigations or assessments of any kind pending or, to the best knowledge of the chief executive officer and chief financial officer of Fifth Third, threatened against Fifth Third or any Fifth Third subsidiary, which reasonably can be expected to result in any material adverse change in the consolidated financial condition, operations or business of Fifth Third.

     K. Since June 30, 2000 to the date hereof, none of Fifth Third's banking subsidiaries and thrift subsidiaries has incurred any unusual or extraordinary loan losses which would be material to Fifth Third on a consolidated basis; and to the best knowledge of the chief executive officer and chief financial officer of Fifth Third, and in the light of any banking or AmeriBank's historical loan loss experience and their managements' analysis of the quality and performance of their respective loan portfolios, as of June 30, 2000, their consolidated reserves for loan losses are adequate to absorb all known and reasonably anticipated losses as of such date.

     L. Fifth Third and its subsidiaries have timely filed all federal, state and local tax returns required to be filed (after giving effect to all extensions) by them, respectively, and have paid or provided for all tax liabilities shown to be due thereon or which have been assessed against them, respectively. All tax returns filed by Fifth Third and its subsidiaries through the date hereof constitute complete and accurate representations of the tax liabilities of Fifth Third and its subsidiaries for such years and accurately set forth all items (to the extent required to be included or reflected in such returns) relevant to its future tax liabilities, including the tax basis of its properties and assets in all material respects. Neither Fifth Third nor any of its subsidiaries is currently under audit nor have any of them been contacted for an audit. Neither Fifth Third nor any of its subsidiaries is engaged in any appeal proceeding in connection with any return.

     M. Fifth Third has not, directly or indirectly, dealt with any broker or finder in connection with this transaction and has not incurred and will not incur any obligation for any broker's or finder's fee or commission in connection with the transactions provided for in this Agreement.

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

     N. Fifth Third has no unfunded liabilities with respect to any Benefit Plan (as such term is defined in subparagraph T.1. of Section II hereof, but applied to Fifth Third, its subsidiaries and affiliates) that are material, either individually or in the aggregate, to Fifth Third on a consolidated basis and that have not been recorded and disclosed as required by GAAP in the most recent year-end, audited financial statements of Fifth Third supplied to Ottawa pursuant to Paragraph D of Section III hereof.

     O. The investment portfolios of Fifth Third and its subsidiaries and affiliates consist of securities in marketable form. Since June 30, 2000, to the date hereof Fifth Third and its affiliates, on a consolidated basis, have not incurred any unusual or extraordinary losses in their respective investment portfolios, and, except for events relating to the business environment in general, including market fluctuations, the management of Fifth third is not aware of any events which are reasonably certain to occur in the future and which reasonably can be expected to result in any material adverse change in the quality or performance of the investment portfolios of Fifth Third and its affiliates on a consolidated basis.

     P. As of the date hereof, Fifth Third is not aware of the existence of any factor that would materially delay or materially hinder issuance of any of the required regulatory approvals necessary to consummate the Merger or the other transactions contemplated hereby.

     Q. All representations and warranties contained in this Section III shall expire at the Effective Time, and thereafter, neither Fifth Third nor any officer or Director of Fifth Third shall have any further liability or obligation with respect thereto, except for any misrepresentations, breaches of warranties or violations of covenants that were made with intent to defraud.

     R. Neither Fifth Third nor any of its subsidiaries has any reason to believe that any conditions exist that might prevent or impede the Merger from qualifying as a "reorganization" within the meaning of Section 368(a) of the Code.

     S. There are no actions, proceedings or investigations pending before any environmental regulatory body, with respect to or threatened against or affecting Fifth Third or any of its subsidiaries in respect to any "facility" owned, leased or operated by any of them (but EXCLUDING any "facility" as to which sole interest of Fifth Third or any of its subsidiaries is that of a lienholder or mortgagee, but INCLUDING any "facility" to which title has been taken pursuant to mortgage foreclosure or similar proceedings and INCLUDING any "facility" in which Fifth Third or any of its subsidiaries ever participated in the financial management of such facility to a degree sufficient to influence, or have the ability to influence, the facility's treatment of hazardous waste) under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("CERCLA"), or under any Federal, state, local or municipal statute, ordinance or regulation in respect thereof, in connection with any release of any toxic or "hazardous substance", pollutant or contaminant into the "environment" which, if adversely determined, (a) would require the payment by Fifth Third or any of its Subsidiaries and/or require Fifth Third or any of its subsidiaries to incur expenses of more than $250,000 (whether or not covered by insurance) or (b) would otherwise have a material adverse effect on Fifth Third or any of its Subsidiaries, nor, to the best knowledge of Fifth Third after reasonable inquiry, is there any reasonable basis for the institution of any such actions or proceedings or investigations which is probable of assertion, nor are there any such actions or proceedings or investigations in which Fifth Third or any of its subsidiaries is a plaintiff or complainant. Neither Fifth Third nor any of its subsidiaries is liable in any material respect under any applicable law for any release by any of them or for any release by any other "person" of a hazardous substance caused by the spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping or disposing of hazardous wastes or other chemical substances, pollutants or contaminants into the environment, nor is Fifth Third or any of its subsidiaries liable for any material costs (as a result of the acts or omissions of Fifth Third or any of its subsidiaries or, to the best knowledge of Fifth Third, as a result of the acts or omissions of any other "person") of any remedial action including, without limitation, costs arising out of security fencing, alternative water supplies, temporary evacuation and housing and other emergency assistance undertaken by any environmental regulatory body having jurisdiction over Fifth Third or any of its subsidiaries to prevent or minimize any actual or threatened release by Fifth Third or any of its subsidiaries of any hazardous wastes or other chemical substances, pollutants and contaminants into the environment which would endanger the public health or the environment. To the best knowledge of Fifth Third, no underground storage tank presently is located on, nor has any such tank ever been located on, any property owned by Fifth Third or any of its subsidiaries or any "facility" where Fifth Third or any of its subsidiaries has exercised any significant management role. All terms contained in quotation marks in this paragraph and the paragraph immediately following shall have the meaning ascribed to such terms, and defined in, CERCLA; in addition, toxic or hazardous substances, as used in this paragraph and all paragraphs of this Section III.S., shall mean any material or substance that is defined or classified as a "hazardous substance" pursuant to section 101 of CERCLA or Section 311 of the Federal Water Pollution Control Act (33 U.S.C. sec.1321); a "hazardous waste" pursuant to Section 1004 or Section 3001 of the Resource Conservation and Recovery Act (42 U.S.C. sec.sec.6803, 6921); a "toxic pollutant" under Section 307(a)(1) of the Federal Water Pollution Control Act (33 U.S.C. sec.1317(a)(1)); a "hazardous air pollutant" under Section 112 of the Clean Air Act (42 U.S.C. sec.7412); a "pesticide" under Section 1 of the Federal Insecticide, Fungicide, and Rodenticide Act (7 U.S.C. sec.136); or a "hazardous material" under the Hazardous Materials Transportation Uniform Safety Act of 1990 (49 U.S.C. App. sec.1802(4)).

     To the best knowledge of Fifth Third each "facility" owned, leased or operated by Fifth Third or any of its subsidiaries (but excluding any "facility" as to which the sole interest of Fifth Third or any of its subsidiaries is that of a lienholder or mortgagee, but including any "facility" to which title has been taken pursuant to mortgage foreclosure or similar proceedings and including any "facility" in which Fifth Third or any of its subsidiaries ever participated in the financial management of such facility to a degree sufficient to influence, or have the ability to influence, the facility's treatment of hazardous waste) is, in all material respects, in compliance with all applicable Federal, state, local or municipal statutes, ordinances, laws and regulations and all orders, rulings or other decisions of any court, administrative agency or other governmental authority relating to the protection of the environment, except to the extent a failure to comply would not have a material adverse effect on the business, operations and financial condition of Fifth Third and its subsidiaries taken as a whole.

IV. OBLIGATIONS OF OTTAWA BETWEEN THE DATE OF THIS AGREEMENT AND THE EFFECTIVE TIME.

     A. Ottawa, in consultation with Fifth Third, will take all actions necessary to call and hold its annual or a special meeting of its shareholders as soon as practicable after the Fifth Third registration statement relating to this transaction has been declared effective by the Securities and Exchange Commission (the "SEC") and under all applicable state securities laws for the purpose of adopting this Agreement and any other documents or actions necessary to the consummation of the Merger provided for herein pursuant to law. Ottawa agrees to mail the proxy statement/prospectus to its shareholders in accordance with the directions and under the supervision of Fifth Third as promptly as possible after the registration statement is declared effective. The Board of Directors of Ottawa intends to inform the shareholders of Ottawa in the proxy materials relating to the annual or special meeting that all directors of Ottawa intend to vote all shares of Ottawa Common Stock which they own of record in favor of adopting this Agreement and any such other necessary documents or actions, and all directors will recommend approval of this Agreement to the other shareholders of Ottawa, subject only to such board's fiduciary obligations.

     B. 1. Consistent with GAAP, Ottawa agrees that on or before the Effective Time based on a review of the loan losses, current classified assets and commercial, multi-family and residential mortgage loans and investment portfolios of AmeriBank and the Non-Bank Subsidiaries, Ottawa will work with Fifth Third with the goal of establishing collection procedures, internal valuation reviews, credit policies and practices and general valuation allowances which are consistent with the guidelines used within the Fifth Third holding company system, provided that no adjustment to general valuation allowances or reserves shall be made until immediately prior to the Effective Time and all conditions precedent to the obligations of the parties hereto have either been satisfied or waived as confirmed by such parties in writing. Fifth Third shall provide such assistance and direction to Ottawa as is necessary in conforming to such policies, practices, procedures and asset dispositions which are mutually agreeable between the date of this Agreement until the Effective Time; and

     2. From the date of this Agreement until the Effective Time, Ottawa, AmeriBank and the Non-Bank Subsidiaries each will be operated in the ordinary course of business, and none of them will, without the prior written consent of Fifth Third, which consent shall not be unreasonably withheld: make any changes in its capital or corporate structures; issue any additional shares of their Common Stock other than pursuant to the exercise of options granted prior to the date hereof; issue any other equity securities, other than pursuant to the exercise of options granted prior to the date hereof; or, issue as borrower any long term debt (other than FHLB advances having maturities not exceeding one (1) year) or convertible or other securities of any kind, or right to acquire any of its securities; make any material changes in its method of business operations; make, enter into any agreement to make, or become obligated to make, any capital expenditures in excess of $100,000; make, enter into or renew any agreement for services to be provided to Ottawa, AmeriBank or any of the Non-Bank Subsidiaries or permit the automatic renewal of any such agreement, except any agreement for services in the ordinary course of business consistent with past practice provided that Ottawa will consult with Fifth Third prior to renewal of any such agreement providing for capital expenditures of more than $100,000 (for this purpose the phrase "permit the automatic renewal" includes the failure to send a notice of termination of such contract if such failure would constitute a renewal), and, except as disclosed in Schedule 1; open for business any branch office which has been approved by the appropriate regulatory authorities but not yet opened or apply to the appropriate regulatory authorities to establish a new branch office or expand any existing branch office; acquire, become obligated to acquire, or enter into any agreement to acquire, any banking or non-banking company or any branch offices of any such companies, other than such agreements existing on the date hereof and disclosed to Fifth Third; make, declare, pay or set aside for payment any cash dividends on its own stock other than normal and customary cash dividends not to exceed $.12 per share per quarter through December 31, 2000, paid in such amounts and at such times as Ottawa historically has done on its common stock, provided this covenant shall only apply to Ottawa and provided further that notwithstanding anything to the contrary herein, Fifth Third and Ottawa shall cooperate in selecting the Effective Time to ensure that the holders of Ottawa Common Stock do not become entitled to receive both a dividend in respect of their Ottawa Common Stock and a dividend in respect of the Fifth Third Common Stock or fail to be entitled to receive any dividend with respect to any quarterly period or portion thereof in which the Effective Time occurs; make, declare, pay or set aside for payment any stock dividends or make any other distributions on its stock other than cash dividends as described in the immediately preceding clause; change or otherwise amend any Benefit Plans other than as required by law or as contemplated herein; and provide any increases in employee salaries or benefits other than in the ordinary course of business. Ottawa agrees that it will not sell or otherwise dispose of or encumber any of the shares of the capital stock of AmeriBank or any of the Non-Bank Subsidiaries which are now owned by it.

     C. Except as required by applicable law or regulation, except for actions taken with the consent of Fifth Third, neither Ottawa, AmeriBank nor any of the Non-Bank Subsidiaries shall (a) implement or adopt any material change in their interest rate risk management policies, procedures, or practices; (b) fail to follow its existing policies or practices with respect to managing their exposure to interest rate risk; or (c) fail to use commercially reasonable means to avoid any material increase in their aggregate exposure to interest rate risk.

     D. Not later than the 15th day prior to the mailing of Ottawa's proxy statement with respect to the Merger, Ottawa shall deliver to Fifth Third a list of each person that, to the best of its knowledge, is or is reasonably likely to be, as of the date of the annual or special meeting called to approve the Merger, deemed an "affiliate" of it as that term is used in Rule 145 under the Securities Act of 1933, as amended, or SEC Accounting Series Releases 130 and 135 (the "Ottawa Affiliates"). Ottawa shall use its best efforts to cause each Ottawa Affiliate to execute and deliver to Fifth Third on or before the mailing of such proxy statement an agreement in the form of Appendix D hereto.

     E. Ottawa timely shall furnish Fifth Third with copies of all reports filed by Ottawa with the SEC subsequent to the date of this Agreement and until the Closing Date.

V.  COOPERATION AND OTHER OBLIGATIONS AND OTHER COVENANTS

     A. Fifth Third will prepare and cause to be filed at its expense such applications and other documents with the Board of Governors of the Federal Reserve System, the Federal Deposit Insurance Corporation, the

Department of the Treasury, the Ohio Division of Financial Institutions, the Michigan Division of Financial Institutions, the Office of Thrift Supervision, and any other governmental agencies as are required to secure the requisite approval of such agencies to the consummation of the transactions provided for in this Agreement, and the parties shall cooperate in the preparation of an appropriate registration statement, including the prospectus, proxy statement, and such other documents necessary to comply with all federal and state securities laws relating to the registration and issuance of the shares of Fifth Third Common Stock to be issued to the shareholders of Ottawa in this transaction (the expenses thereof, other than accounting, legal, investment banking, financial consulting and associated expenses of Ottawa and its affiliates, to be paid by Fifth Third), and any other laws applicable to the transactions provided for in this Agreement. Fifth Third shall use all reasonable efforts to file all such applications within ninety (90) days of the date of this Agreement and to secure all such approvals. Ottawa agrees that it will, as promptly as practicable after request and at its own expense, provide Fifth Third with all information and documents concerning Ottawa, AmeriBank and the Non-Bank Subsidiaries, as shall be required in connection with preparing such applications, registration statements and other documents and in connection with securing such approvals. Prior to filing any such applications or other documents with the applicable governmental agencies, Fifth Third shall provide copies thereof to Ottawa. Fifth Third agrees that it will, as promptly as practicable after request and at its own expense, provide Ottawa with all information and documents concerning Fifth Third and its subsidiaries as shall be required in connection with preparing such applications, registration statements and other documents which are to be prepared and filed by Ottawa and in connection with approvals required to be obtained by Ottawa hereunder. Prior to filing any such applications, statements or other documents with the applicable governmental agency, Ottawa shall provide copies thereof to Fifth Third.

     B. Each of the parties hereto agrees to use its best efforts and to cooperate with the other party in all reasonable respects in order to carry out and consummate the transactions contemplated by this Agreement at the earliest practicable time including, without limitation, the filing of applications, notices and other documents with, and obtaining approval from, appropriate governmental regulatory agencies.

     C. Ottawa agrees to permit Fifth Third, its officers, employees, accountants, agents and attorneys, and Fifth Third agrees to permit Ottawa, its officers, employees, accountants, agents and attorneys, to have reasonable access during business hours to their respective books, records and properties, and those of AmeriBank, the Non-Bank Subsidiaries and Fifth Third Bank, Indiana as well, for the purpose of making a detailed examination, or updating and amplifying prior examinations, of the financial condition, assets, liabilities, legal compliance, affairs and the conduct of the business of Ottawa, AmeriBank and the Non-Bank Subsidiaries or Fifth Third or Fifth Third Bank, Indiana, as the case may be, prior to the Effective Time, and also to permit the monitoring of the foregoing on an ongoing basis (such rights of examination and monitoring to be subject to the confidentiality obligations set forth in such Paragraph VII.D. hereof); provided, however, that any such examination by Fifth Third or Ottawa shall not relieve Fifth Third or Ottawa from any responsibility or liability for any material misrepresentation or material breach of warranty hereunder discovered in the course of or subsequently to such examination and prior to the Effective Time.

     D. 1. Ottawa, AmeriBank and the Non-Bank Subsidiaries, without the advance written consent of Fifth Third, shall not take any action which would reduce or restrict the availability of surplus (excess of plan assets over plan liabilities) under any defined benefit plan as defined in Section 414(j) of the Code.

     2. Ottawa, AmeriBank and the Non-Bank Subsidiaries, without the advance written consent of Fifth Third, shall not (a) take any action which would cause or result in the allocation of any shares held in the ESOP suspense account, forfeiture account or excess 415 suspense account to participant accounts other than ESOP loan repayments that are regularly scheduled prior to the Closing Date under the terms of the original ESOP loan agreement and note, (b) take any action that would accelerate the allocation of the ESOP suspense shares to participant accounts, or (c) take any action that would otherwise give ESOP plan participants any claim or right to shares held in the ESOP suspense account.

     3. If Fifth Third so requests, Ottawa, AmeriBank or any Non-Bank Subsidiary shall develop a plan and timetable for amending or terminating any or all of the Qualified Benefit Plans, and, with the advance written approval of Fifth Third, shall proceed with the implementation of said amendment or termination plan and timetable.

     4. Ottawa, AmeriBank and the Non-Bank Subsidiaries shall provide to Fifth Third at least sixty (60) days prior to the Effective Time, documentation reasonably satisfactory to Fifth Third demonstrating that the requirements of Sections 401(a)(4), 404, 410(b), 412, 415, 416, 401(k) and (m) of the Code have been satisfied by all of its Qualified Benefit Plans for the 1997, 1998 and 1999 plan years.

     5. With respect to any Benefit Plan that provides for vesting of benefits, there shall be no discretionary acceleration of vesting without Fifth Third's consent whether or not such discretionary acceleration of vesting is provided under the terms of the Benefit Plan; provided that a Benefit Plan which pursuant to its terms provides for an acceleration of vesting upon a change of control of Ottawa shall not be deemed to involve a discretionary acceleration of vesting and vesting thereunder shall accelerate as of the Effective Time or any date as provided therein.

     6. If requested by Fifth Third, Ottawa, AmeriBank and the Non-Bank Subsidiaries shall take all actions necessary to freeze any Qualified Benefit Plan as of the Effective Time such that no further contributions (including employee 401(k) contributions) shall be made under the Qualified Benefit Plan after the Effective Time.

     7. Ottawa, AmeriBank and the Non-Bank Subsidiaries, without the advance written consent of Fifth Third, which shall not be unreasonably withheld or delayed, shall not (a) adopt any amendments to the Qualified Benefit Plans after the date of this Agreement; or (b) make any distributions from the Qualified Benefit Plans after the date of this Agreement, except as required by the Qualified Benefit Plan or applicable law; or (c) make any contributions to the Qualified Benefit Plans (except 401(k) employee contributions) after the date of this Agreement. After Ottawa has satisfied the requirements of Section E (4) above, consent of Fifth Third shall not be required for distributions permitted pursuant to the terms of the Qualified Benefit Plans as currently in effect.

     8. Ottawa, AmeriBank and the Non-Bank Subsidiaries shall provide to Fifth Third at least sixty (60) days prior to the Effective Time, documentation reasonably satisfactory to Fifth Third demonstrating that they have all power and authority necessary to amend and/or terminate any plan providing retiree medical coverage, thereby reducing or eliminating future liability.

     E. Assuming that Ottawa delivers to Fifth Third the Section 16 Information in a timely fashion prior to the Effective Time, the Board of Directors of Fifth Third, or a committee of Non-Employee Directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall reasonably promptly thereafter and in any event prior to the Effective time adopt a resolution, expressly relying on Ottawa's representation that any such options or other grants were upon their issuance exempt from liability pursuant to Section 16(b) under the Exchange Act, providing that the receipt by the Ottawa Insiders of Fifth Third Common Stock in exchange for shares of Ottawa Common Stock, and of options to purchase shares of Fifth Third Common Stock upon conversion of options to purchase shares of Ottawa Common Stock, in each case pursuant to the transactions contemplated hereby and to the extent such securities are listed in the Section 16 Information, are intended to be exempt from liability pursuant to
Section 16(b) under the Exchange Act; provided, however, that the Board of Directors of Fifth Third will be under no obligation to adopt such a resolution unless it may expressly rely on a written representation by Ottawa that any such options or other grants were, upon their issuance, exempt from liability pursuant to Section 16(b) under the Exchange Act. "Section 16 Information" shall mean information accurate in all respects regarding the Ottawa Insiders, the number of shares of Ottawa Common Stock held by each such Ottawa Insider and expected to be exchanged for Fifth Third Common Stock in the Merger, and the number and description of the options to purchase shares of Ottawa Common Stock held by each such Ottawa Insider and expected to be converted into options to purchase shares of Fifth Third Common Stock in connection with the Merger. "Ottawa Insiders" shall mean those officers and directors of Ottawa who are subject to the reporting requirements of Section 16(a) of the Exchange Act and who are listed in the Section 16 Information.

     F. A certified copy of the resolution of the Board of Directors of Ottawa approving the execution of this Agreement, specifically referring to the oral fairness opinion rendered by Keefe, Bruyette & Woods, Inc. ("KBW") shall be delivered to Fifth Third on the date of execution of this Agreement. A copy of the executed written opinion of KBW dated effective as of the date of the board action will be delivered to Fifth Third as soon as practicable after the date of this Agreement.

     G. Fifth Third timely shall furnish Ottawa with copies of all reports filed by Fifth Third with the SEC subsequent to the date of this Agreement and until the Closing Date.

     H. Fifth Third shall register its shares of Common Stock to be issued to the Ottawa shareholders hereunder with the SEC pursuant to the Securities Act of 1933, as amended, and with all applicable state securities authorities and Nasdaq.

     I. Ottawa shall terminate its dividend reinvestment plan on or prior to the Effective Time. Ottawa agrees to take all necessary action to properly terminate such plan, including without limitation to provide any required notices of such termination to the plan participants prior to the Effective Time. Ottawa further agrees that any and all purchases to be made under its dividend reinvestment plan shall be consummated prior to the Effective Time, that Ottawa shall hold no monies on behalf of any person for future purchases of Ottawa Common Stock at the Effective Time and that all shares of Ottawa Common Stock issued and outstanding pursuant to the plan shall be converted into shares of Fifth Third Common Stock in accordance with Article I hereof. Subsequent to the Effective Time, any and all participants in the Ottawa dividend reinvestment plan shall be eligible to participate in Fifth Third Direct upon their proper enrollment in Fifth Third Direct.

VI.  CONDITIONS PRECEDENT TO CLOSING.

A. Conditions to the Obligations of Each of the Parties:

     The obligation of each of the parties hereto to consummate the transactions provided for herein is subject to the fulfillment on or prior to the Effective Time of each of the following conditions:

          1. The shareholders of Ottawa shall have duly adopted this Agreement in accordance with and as required by law and in accordance with its Certificate of Incorporation and Bylaws.

          2. All necessary governmental and regulatory orders, consents, clearances and approvals and requirements shall have been secured and satisfied for the consummation of such transactions, including without limitation, those of the Federal Reserve System, the Michigan Division of Financial Institutions, the Department of the Treasury, the Office of Thrift Supervision and the Federal Deposit Insurance Corporation to the extent required.

          3. Prior to or at the Effective Time, no material investigation by any state or federal agency shall have been threatened or instituted seeking to enjoin or prohibit, or enjoining or prohibiting, the transactions contemplated hereby and no material governmental action or proceeding shall have been threatened or instituted before any court or government body or authority, seeking to enjoin or prohibit, or enjoining or prohibiting, the transactions contemplated hereby other than investigations, actions and proceedings which have been withdrawn prior to or at the Effective Time without material adverse effect to Fifth Third or Ottawa and other than regularly-scheduled regulatory examinations.

          4. Any waiting period mandated by law in respect of the final approval by any applicable Federal or State regulator(s) of the transaction contemplated herein shall have expired.

          5. Fifth Third shall have registered its shares of Common Stock to be issued to the Ottawa shareholders hereunder with the SEC pursuant to the Securities Act of 1933, as amended, and with all applicable state securities authorities. The registration statement with respect thereto shall have been declared effective by the SEC and all applicable state securities authorities and no stop order shall have been issued. The shares of Fifth Third Common Stock to be issued to the Ottawa shareholders hereunder shall have been authorized for trading on the Nasdaq Stock Market upon official notice of issuance.

B. Conditions to the Obligations of Fifth Third:

     The obligation of Fifth Third to consummate the transactions provided for herein is subject to the fulfillment at or prior to the Effective Time of each of the following conditions unless waived by Fifth Third in a writing delivered to Ottawa which specifically refers to the condition or conditions being waived:

          1. All of the representations and warranties of Ottawa set forth in
     Section II of this Agreement shall be true and correct in all material respects as of the date of this Agreement and at and as of the Closing Date (as hereinafter defined) as if each such representation and warranty was given on and as of the Closing Date, except for (i) any such representations and warranties made as of a specified date, which shall be true and correct in all material respects as of such date and (ii) inaccuracies of representations and warranties which would not have, or would not reasonably be expected to have, a material adverse effect on the financial condition, business or operations of Ottawa, AmeriBank and the Non-Bank Subsidiaries taken as a whole.

          2. Ottawa shall have performed all of the obligations required of it under the terms of this Agreement in all material respects.

          3. Silver, Freedman & Taff, L.L.P., counsel for Ottawa, shall have delivered an opinion addressed to Fifth Third in substantially the form appended hereto as Appendix A.

          4. The aggregate amount of consolidated shareholders' equity (including Common Stock, Additional Paid-In Capital and Retained Earnings and excluding Treasury Stock) of Ottawa immediately prior to the Effective Time, as shown by and reflected in its books and records of accounts on a consolidated basis in accordance with GAAP, consistently applied, shall not be less than $75,000,000. For purposes of this subparagraph 4 to Section VI.B., (A) any expenses or accruals after the date hereof relating to (i) the adjustments contemplated by Section IV.B.(i) herein, (ii) termination or funding of any of Benefit Plans of Ottawa, AmeriBank and the Non-Bank Subsidiaries as contemplated herein, (iii) expenses associated with this Agreement and the transactions contemplated herein, and (iv) expenses and losses associated with valuing of Ottawa's or AmeriBank's investments at current market value as required by GAAP (including SFAS 115) shall be excluded for purposes of calculation of Ottawa's shareholders' equity as contemplated herein prior to the Effective Time.

          5. Fifth Third's independent certified public accountants shall have reviewed the unaudited consolidated financial statements of Ottawa as at the end of the month immediately preceding the Effective Time, as well as the unaudited separate financial statements of AmeriBank and the Non-Bank Subsidiaries as of the same date, performed such other auditing procedures as may be requested by Fifth Third and reported in good faith that they are not aware of any material modifications which would have a material adverse effect on the financial condition of Ottawa, AmeriBank or any of the Non-Bank Subsidiaries taken as a whole that should be made in order for such financial statements to (i) be in conformity with GAAP, consistently applied, excluding the presentation of footnotes, and (ii) accurately state the financial condition and results of operations of Ottawa, AmeriBank and the Non-Bank Subsidiaries.

          6. The receipt of a certificate from Ottawa, AmeriBank and the Non-Bank Subsidiaries, executed by the chief executive officer and chief financial officer of each, dated the Closing Date, certifying to their best knowledge and belief that: (i) all of the representations and warranties set forth in Section II hereof were true and correct as of the date of this Agreement and as of the Effective Time in all material respects, except for
     (y) any such representations and warranties made as of a specified date, which shall be true and correct in all material respects as of such date, and (z) inaccuracies of representations and warranties which would not have, or would not reasonably be expected to have, a material adverse effect on the financial condition, business or operations of Ottawa, AmeriBank, and the Non-Bank Subsidiaries taken as a whole; and (ii) it has met and fully complied in all material respects with all of the obligations required of it under the terms of this Agreement, except for breaches of obligations which would not have, or would not reasonably be expected to have, any material adverse effect on the financial condition, business or operations of Ottawa, AmeriBank and the Non-Bank Subsidiaries, taken as a whole.

          7. The total issued and outstanding shares of Ottawa Common Stock shall not exceed 7,477,841 shares including all options to purchase Ottawa Common Stock, plus shares issued in connection with Ottawa's Dividend Reinvestment Program as permitted herein.

          8. (a) In consideration of the consummation of this transaction, the Directors of Ottawa shall execute and deliver to Fifth Third an agreement by which the Directors shall agree for a period of two (2) years after the Effective Time to refrain from directly or indirectly, whether for their own account or for the account of any other person, firm, corporation, or other business organization, (i) in the states of Michigan, Ohio, Kentucky, Indiana, Florida or Arizona, engage in providing Banking Services (as defined below) as an employee, officer, director, or consultant on behalf of any other business organization who is a competitor of Fifth Third, (ii) provide Banking Services to any Client (as defined below), (iii) make any statement or take any actions that may interfere with Fifth Third's or any Affiliate's business relationships with any Client, (iv) contact either directly or indirectly any Client or otherwise induce or attempt to induce any Client to enter into any business relationship with any person or firm other than Fifth Third or an Affiliate relating to Banking Services of any type, (v) endeavor or entice away from Fifth Third any person who the Director has actual knowledge that such person is, or was at any time during the period the Director was employed by Fifth Third or during the Restricted Period, employed by or associated with Fifth Third as an executive, officer, employee, manager, salesperson, consultant, independent contractor, representative or other agent, or (vi) take any actions that may interfere with Fifth Third's property rights in lists of Clients or otherwise diminish the value of such lists to Fifth Third. Notwithstanding any provision contained in this Section 8, the restrictions contained herein shall not be applicable to any activity of the Director or any activity of his or her spouse which existed at the time of this Agreement and which was disclosed by the Director to Fifth Third, and may be waived by Fifth Third with respect to one or more Directors in writing at any time and from time to time in Fifth Third's sole discretion after receipt of a written request from any Director.

          (b) The term "Restricted Period" shall mean the period beginning on the Effective Time and ending two (2) years thereafter.

          (c) The term "Banking Services" shall mean retail or commercial deposit or lending business, including mortgage lending, trust services, securities brokerage, asset management and all other services which are customarily provided by banks or which are otherwise provided by Fifth Third or its affiliates.

          (d) For all purposes of this Agreement, the term "Client" shall mean all persons or entities who are or were clients of Fifth Third at the date of termination of employment or at any time during the three (3) year period prior to the date of termination of the Director's term, any potential clients who to the Director's actual knowledge, have been identified and contacted by a representative of Fifth Third. The term "Client" shall not include any member of the Employee's immediate family, as defined under Rule 16a-1 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or any trust of which the Employee or any member of his immediate family (as defined in Rule 16a-1 of the Exchange
     Act) is a trustee or beneficiary.

C. Conditions to the Obligations of Ottawa:

     The obligation of Ottawa to consummate the transactions provided for herein and in the Agreement of Merger is subject to the fulfillment at or prior to the Effective Time of each of the following conditions unless waived by Ottawa in a writing delivered to Fifth Third which specifically refers to the condition or conditions being waived:

          1. All of the representations and warranties of Fifth Third set forth in Section III of this Agreement shall be true and correct in all material respects as of the date of this Agreement and at and as of the Closing Date as if each such representation and warranty was given on and as of the Closing Date, except for (i) any such representations and warranties made as of a specified date, which shall be true and correct in all material respects as of such date, and (ii) inaccuracies of representations and warranties which would not have, or would not reasonably be expected to have, a material adverse effect on the financial condition, business or operations of Fifth Third and its subsidiaries taken as a whole.

          2. Fifth Third shall have performed all of the obligations required of it under the terms of this Agreement and the Agreement of Merger in all material respects.

          3. Paul L. Reynolds, counsel for Fifth Third, shall have delivered an opinion addressed to Ottawa in substantially the form appended hereto as Appendix B.

          4. The receipt of a certificate from Fifth Third, executed by its chief executive officer and chief financial officer, dated the Closing Date, certifying to their best knowledge and belief that: (i) all of the representations and warranties set forth in Section III were true and correct as of the date of this Agreement and as of the Closing Date in all material respects, except for (y) any such representations and warranties made as of a specified date, which shall be true and correct in all material respects as of such date, and (z) inaccuracies of representations and warranties which would not have, or would not reasonably be expected to have, a material adverse effect on the financial condition, business or operations of Fifth Third and its subsidiaries taken as a whole; and, (ii) Fifth Third has met and fully complied in all material respects with all of the obligations required of it under the terms of this Agreement, except for breaches of obligations which would not have, or would not reasonably be expected to have, any material adverse effect on the financial condition, business or operations of Fifth Third and its subsidiaries, taken as a whole.

          5. Fifth Third Bank's Trust Department (Fifth Third's Cincinnati, Ohio affiliate), as the Exchange Agent, will acknowledge in writing to Ottawa that it is in receipt of (i) certificates representing a whole number of shares of Fifth Third Common Stock to be issued to the shareholders of Ottawa pursuant to this Agreement, and (ii) sufficient cash to be paid to the Ottawa shareholders for fractional shares.

          6. Douglas Iverson, Vice Chairman and CEO of Ottawa and Ronald Haan, President and COO of Ottawa shall have executed and delivered to Fifth Third a release and termination agreement in form and substance reasonably acceptable to Fifth Third and each of those officers releasing Ottawa and Fifth Third of and from any and all liability arising from employment agreements executed by such officers and Ottawa in exchange for the payment of the consideration set forth therein. Jon Swets shall have executed and delivered to Fifth Third a release and termination agreement in form and substance reasonably acceptable to Fifth Third and Jon Swets releasing Ottawa and Fifth Third of and from any and all liability arising from a severance agreement with Ottawa in exchange for the payment of the consideration set forth therein.

VII.  ADDITIONAL COVENANTS

     A. AmeriBank shall be merged with and into Fifth Third Bank, Indiana, to be effective on the Effective Time. The parties hereto agree to cooperate with one another to effect such merger. Upon consummation of any merger of AmeriBank, the separate corporate existence of AmeriBank shall cease by operation of law.

     B. 1. Fifth Third shall consider employing at Fifth Third or other Fifth Third subsidiaries or affiliates as many of the employees of Ottawa, AmeriBank and the Non-Bank Subsidiaries who desire employment within the Fifth Third holding company system as possible, to the extent of available positions and consistent with Fifth Third's standard staffing levels and personnel policies; at or as promptly as practicable after the Effective Time as Fifth Third shall reasonably determine, Fifth Third shall provide to each full-time employee of Ottawa, AmeriBank and the Non-Bank Subsidiaries that is employed by Fifth third ("Former Ottawa Employees") the opportunity to participate in each Benefit Plan maintained by Fifth Third for similarly-situated employees, or a plan of comparable value, provided that with respect to such plans maintained by Fifth Third, Former Ottawa Employees shall be given credit for service with Ottawa, AmeriBank and the Non-Bank Subsidiaries in determining participation in, eligibility for, and vesting in, benefits thereunder, and only with respect to severance, sick pay and vacation plans, accrual of benefits; provided further that no

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

Former Ottawa Employees shall be entitled to participate in the Fifth Third Bancorp Master Retirement Plan which has been frozen to new participants; and provided further that such continuing employees will not be subject to any exclusion or penalty for pre-existing conditions that were covered under the medical plans of Ottawa, AmeriBank and the Non-Bank Subsidiaries immediately prior to the Effective Time or any waiting period relating to coverage under Fifth Third's medical plan; and provided further that to the extent that the initial period of coverage for employees of Ottawa, AmeriBank or of the Non-Bank Subsidiaries under any plan of Ottawa, AmeriBank or of the Non-Bank Subsidiaries, whichever is applicable, that is an "employee welfare benefit plan" as defined in Section 3(1) of ERISA is not a full 12 month period of coverage, employees of Ottawa, AmeriBank or of the Non-Bank Subsidiaries shall be given credit under the applicable welfare plan for any deductibles and co-insurance payments made by such employees of Ottawa, AmeriBank or of the Non-Bank Subsidiaries under the corresponding welfare plan during the balance of such twelve (12) month period of coverage.

     2. Those employees (other than temporary and/or co-operative employees) of Ottawa, AmeriBank and the Non-Bank Subsidiaries who do not have an employment or severance agreement and who are not to be employed by Fifth Third or who are terminated or voluntarily resign after being notified that, as a condition of employment, such employee must work at a location more than thirty-five (35) miles from such employee's former location of employment or that such employee's salary will be decreased, in any case and in both cases, within one hundred twenty (120) days after the Effective Time, and who sign and deliver a termination and release agreement in the form attached as Appendix C hereto, shall be entitled to severance pay equal to (a) with respect to the four (4) officers of AmeriBank who held the title of Vice President as of July 1, 2000, twenty-six (26) weeks of pay, and (b) with respect to all other employees, two
(2) weeks of pay for each year of service up to a maximum of twenty-six (26) weeks of pay; if there has been a break in an employee's period of employment, the prior period shall be added to the current period of employment. Any employee employed by more than one corporation shall be entitled to payment under only one severance plan. Fifth Third shall provide notification to Ottawa of those employees it will or will not be hiring at least 30 days prior to the Effective Time in order that such employees terminated by Ottawa can be given appropriate notice of termination in advance of the effectiveness thereof. Nothing contained in this Paragraph VII.B.2 shall be construed or interpreted to limit or modify in any way Fifth Third's at will employment policy.

     3. Any officer of Ottawa, AmeriBank or any Non-Bank Subsidiary who has an employment or severance agreement with Ottawa or AmeriBank as of June 30, 2000 (each a "Contract Officer") shall receive as of the Effective Time, the severance or termination payments agreed to pursuant to Section VI. C. 6. ("Contract Payments") and shall not receive any severance payments from Ottawa and Fifth Third in connection with the Merger, pursuant to Section VII. B.2. As a condition to receiving their Contract Payments each Contract Officer shall sign and deliver to Fifth Third a termination and release agreement. All such agreements shall be in the form attached hereto as Appendix C. Notwithstanding the foregoing or any other provision of this Agreement, in no event shall any Contract Officer receive any payment that would be considered an "Excess Parachute Payment" pursuant to Section 280(G) of the Code.

     C. (i) From and after the Effective Time, Fifth Third shall assume the obligations of Ottawa, AmeriBank and the Non-Bank Subsidiaries arising under applicable Delaware, Michigan, Ohio and Federal law in existence as of the date hereof or as amended prior to the Effective Time and under the Certificate of Incorporation, Charter and Bylaws, as applicable, of Ottawa, AmeriBank or the Non-Bank Subsidiaries as in effect on the date hereof to indemnify, defend and hold harmless each person who is now, or has been at any time prior to the date hereof or who becomes, prior to the Effective Time, an officer or director of Ottawa, AmeriBank, or any of the Non-Bank Subsidiaries (the "Indemnified Parties") against losses, claims, damages, costs, expenses (including reasonable attorneys' fees), liabilities or judgments or amounts that are paid in settlement (which settlement shall require the prior written consent of Fifth Third) of or in connection with any claim, action, suit, proceeding or investigation (a "Claim") in which an Indemnified Party is, or is threatened to be made, a party or a witness based in whole or in part on or arising in whole or in part out of the fact that such person is or was a director or officer of Ottawa, AmeriBank or any of the Non-Bank Subsidiaries if such Claim pertains to any matter or fact arising, existing or occurring prior to the Effective

Time (including, without limitation, the merger and the transactions contemplated by this Agreement), regardless of whether such Claim is asserted or claimed prior to, at or after the Effective Time. Fifth Third shall pay expenses in advance of the final disposition of any such action or proceeding to each Indemnified Party to the full extent permitted by law and under the Certificate of Incorporation, Charter or Bylaws, as applicable, of Ottawa, AmeriBank or any of the Non-Bank Subsidiaries. Fifth Third's assumption of the indemnification obligations of Ottawa, AmeriBank and the Non-Bank Subsidiaries as provided herein shall continue for a period of Five (5) years after the Effective Time or, in the case of claims asserted prior to the fifth (5th) anniversary of the Effective Time until such matters are finally resolved. Any Indemnified Party wishing to claim indemnification under this provision, upon learning of any Claim shall notify Fifth Third (but the failure to so notify Fifth Third shall not relieve Fifth Third from any liability which Fifth Third may have under this section except to the extent Fifth Third is materially prejudiced thereby). Notwithstanding the foregoing, the Indemnified Parties as a group may retain only one law firm to represent them with respect to each matter under this section unless there is, under applicable standards of professional conduct, a conflict on any one significant issue between the positions of any two or more Indemnified parties.

     (ii) From and after the Effective Time, the directors, officers and employees of Ottawa and its subsidiaries who become directors, officers or employees of Fifth Third or any of its subsidiaries, except for the indemnification rights set forth in subparagraph (i) above, shall have indemnification rights with prospective application only. The prospective indemnification rights shall consist of such rights to which directors, officers or employees of Fifth Third or the subsidiary by which such person is employed are entitled under the provisions of the Articles of Incorporation of Fifth Third or similar governing documents of Fifth Third or its applicable subsidiaries, as in effect from time to time after the Effective Time, as applicable, and provisions of applicable law as in effect from time to time after the Effective Time.

     (iii) The obligations of Fifth Third provided under this Section VII.C. are intended to benefit, and be enforceable against Fifth Third directly by, the Indemnified Parties, and shall be binding on all respective successors of Fifth Third.

     (iv) Fifth Third shall also purchase and keep in force for a two (2) year period, a policy of directors' and officers' liability insurance to provide coverage for acts or omissions of the type currently covered by Ottawa's existing directors' and officers' liability insurance for acts or omissions occurring on or prior to the Effective Time, but only to the extent such insurance may be purchased or kept in full force on commercially reasonable terms taking into account the cost thereof and the benefits provided thereby. It is agreed that such costs shall be commercially reasonable so long as they do not exceed 125% of the annual costs currently paid for such coverage by Ottawa.

     D. Fifth Third will not disclose to others, shall not use in respect of its (or any of its subsidiaries) business operations, and will hold in confidence any non-public, confidential information disclosed to it by Ottawa concerning Ottawa, AmeriBank and the Non-Bank Subsidiaries. Ottawa will not disclose to others, shall not use in respect of its (or any of its subsidiaries) business operations, and will hold in confidence any non-public, confidential information disclosed to it concerning Fifth Third or any of its affiliates. In the event the Merger is not completed, all non-public financial statements, documents and materials, and all copies thereof, shall be returned to Ottawa or Fifth Third, as the case may be, and shall not be used by Fifth Third or Ottawa, as the case may be, in any way detrimental to Ottawa or Fifth Third.

     E. All notices under this Agreement or under the Agreement of Merger shall be in writing and shall be sufficient in all respects if delivered in person or mailed by certified mail, return receipt requested, with postage prepaid and addressed, if to Ottawa to: Mr. Gordon H. Cunningham, Chairman, Ottawa Financial Corporation, 245 Central Avenue, Holland, Michigan 49423 with a copy to: James Fleischer, Esq., Silver, Freedman & Taff, L.L.P., 1100 New York, N.W., Washington, D.C. 20005; if to Fifth Third, to Mr. George A. Schaefer, Jr., President and Chief Executive Officer, Fifth Third Bancorp, 38 Fountain Square Plaza, Cincinnati, Ohio 45263, with a copy to Paul L. Reynolds, Esq., Executive Vice President and General Counsel, Fifth Third Bank, Legal Department, 38 Fountain Square Plaza, M.D. 10AT76, Cincinnati, Ohio 45263. Such notices shall be deemed to be received when delivered in person or when deposited in the mail by certified mail, return receipt requested with postage prepaid.

     F. This Agreement, together with the written instruments specifically referred to herein and such other written agreements delivered by Fifth Third or Ottawa to each other pursuant hereto constitute the entire agreement between the parties with regard to the transactions contemplated herein and supersede any prior agreements, whether oral or in writing. This Agreement may be hereafter amended only by a written instrument executed by each of the parties pursuant to
Section X hereof.

     G. During the period from the date of this Agreement to the Effective Time, except with the prior approval of Fifth Third, Ottawa shall not, and shall not permit its representatives to, directly or indirectly, subject to the exercise by the Directors of Ottawa of their fiduciary duties, initiate, solicit, negotiate with, encourage discussions with, provide information to, or agree to a transaction with, any corporation, partnership, person or other entity or group concerning any merger of either Ottawa or AmeriBank or any sale of substantial assets, sale of shares of capital stock (or securities convertible or exchangeable into or otherwise evidencing, or any agreement or instrument evidencing, the right to acquire capital stock) or similar transaction involving Ottawa, AmeriBank or any of the Non Bank Subsidiaries (any such transaction being referred to herein as an "Acquisition Transaction"). Subject to the exercise by the Directors of Ottawa of their fiduciary duties, Ottawa promptly shall communicate to Fifth Third the terms of any proposal which it may receive in respect of an Acquisition Transaction and any request by or indication of interest on the part of any third party with respect to initiation of any Acquisition Transaction or discussions with respect thereto.

     H. Fifth Third and Ottawa shall each indemnify and hold the other harmless for any claim, liability or expense (including reasonable attorneys' fees) arising from a misstatement or omission in the applications submitted to regulatory agencies for approval of the transaction contemplated by this Agreement relating to the indemnifying party which is based or made in reliance upon any representation, warranty, or covenant of such party in this Agreement or any certification, document, or other information furnished or to be furnished by such party pursuant to this Agreement. From and after Closing Date, this subsection shall be of no further force or effect.

     I. Following the satisfaction of all conditions to closing the Merger, other than the expiration of any waiting period required by any regulatory agency after its approval of the Merger is issued and conditions which are only capable of being satisfied at closing, upon the request of Fifth Third and at the sole option of Fifth Third, Ottawa and AmeriBank shall execute and deliver to Midwest Payment Systems, Inc. ("MPS") an agreement to convert all electronic funds transfer ("EFT") related services to MPS and the Jeanie(R) system. Such Agreement shall provide that MPS will be the exclusive provider of such services to Ottawa and AmeriBank for a period of five (5) years from the date such agreements are executed. Fifth Third agrees that the cost of the conversion of Ottawa and AmeriBank to EFT provided by MPS and conversion to the Jeanie(R) system (including, without limitation, the cost of all card reissue, signage and penalties relating to terminating its current EFT relationships) will be paid by Fifth Third. Fifth Third further agrees that the costs and fees to Ottawa and the Thrift Subsidiaries for the Jeanie(R) service shall not exceed those charged by the current EFT service provider of Ottawa and AmeriBank, subject to any increases in such costs and fees which would otherwise be permitted under their current EFT processing agreements. In the event this Agreement is terminated pursuant to Section VIII hereof for any reason except a material breach or default by Ottawa, and if, in such instance, Ottawa desires to convert to another provider of EFT services, Fifth Third shall pay all costs and expenses associated with such conversion, provided, however, such costs and expenses are reasonable when compared to costs and expenses ordinarily charged in the EFT services industry. In no event shall Ottawa or AmeriBank be required to take any actions pursuant to this Paragraph I or otherwise under this Agreement or the Agreement of Merger that are contrary to any applicable law, regulation, rule or order or which constitute a breach of the fiduciary duties of the directors of Ottawa or AmeriBank.

     J. Fifth Third and Ottawa shall agree with each other as to the form and substance of any press release related to this Agreement or the transactions contemplated hereby and thereby, and shall consult with each other as to the form and substance of other public disclosures related thereto, provided, however, that nothing contained herein shall prohibit either party from making any disclosure which its counsel deems required by law, and provided, further, however, that Fifth Third shall not be required to incorporate any comments from Ottawa into such releases or public filings unless determined to be appropriate by Fifth Third in good faith.

     K. Each party hereto shall bear and pay all costs and expenses incurred by it in connection with the transactions contemplated by this Agreement, including, without limitation, fees, costs and expenses of its own financial consultants, investment bankers, accountants and counsel, without reduction or modification in the number of shares of Fifth Third Common Stock to be issued hereunder. The expenses of printing and mailing the prospectus/proxy statement shall be paid by Fifth Third.

     L. 1. Between the date hereof and the Closing Date, Ottawa shall promptly advise Fifth Third in writing of any fact that, if existing or known at the date hereof, would have been required to be set forth or disclosed in or pursuant to this Agreement or of any fact that, if existing or known at the date hereof, would have made any of the representations contained herein untrue to any material extent, and which in each case, would be likely to have a material adverse effect on Ottawa, AmeriBank and the Non-Bank Subsidiaries, taken as a whole, provided, however, that no such information so disclosed to Fifth Third shall be deemed an exception to any representation, warranty or covenant made by Ottawa unless Fifth Third, in its sole discretion, agrees in writing to accept such exception.

     2. Between the date hereof and the Closing Date, Fifth Third shall promptly advise Ottawa in writing of any fact that, if existing or known at the date hereof, would have been required to be set forth or disclosed in or pursuant to this Agreement or of any fact that, if existing or known at the date hereof, would have made any of the representations contained herein untrue to any material extent, and which in each case, would be likely to have a material adverse effect on Ottawa and its subsidiaries, taken as a whole, provided, however, that no such information so disclosed to Ottawa shall be deemed an exception to any representation, warranty or covenant made by Fifth Third unless Ottawa, in its sole discretion, agrees in writing to accept such exception.

VIII.  TERMINATION

     A. This Agreement may be terminated at any time prior to the Effective Time by written notice delivered by Fifth Third to Ottawa or by Ottawa to Fifth Third in the following instances:

          1. By Fifth Third or Ottawa, if there has been to the extent contemplated in Section VI.B.1. and 2. and Section VI.C.1. and 2. herein, a material misrepresentation, a material breach of warranty or a material failure to comply with any covenant on the part of the other party with respect to the representations, warranties, and covenants set forth herein and such misrepresentations, breach or failure to comply has not been cured (if capable of cure) within thirty (30) days after receipt of written notice, provided, the party in default shall have no right to terminate for its own default.

          2. By Fifth Third or Ottawa, in each case taken as a whole, if the business or assets or financial condition of the other party shall have materially and adversely changed from that in existence at June 30, 2000, other than any such change attributable to or resulting from any change in law, regulation or GAAP, changes in interest rates, economic, financial or market conditions affecting the banking or thrift industry generally or changes that may occur as a consequence of actions or inactions that either party hereto is expressly obligated to take under this Agreement, including without limitation, the payment by either party of its transaction expenses related to the actions contemplated by the Agreement and the expenses or losses associated with valuing of Ottawa's or AmeriBank's investments at current market value as required by GAAP.

          3. By Fifth Third or Ottawa, if the merger transaction contemplated herein has not been consummated by February 28, 2001, provided the terminating party is not in material breach or default of any representations, warranty or covenant contained herein on the date of such termination.

          4. By the mutual written consent of Fifth Third and Ottawa.

          5. By Fifth Third if any event occurs which renders impossible of satisfaction in any material respect one or more of the conditions to the obligations of Fifth Third to effect the Merger set forth in Sections VI.A. and B. herein and non-compliance is not waived by Fifth Third.

          6. By Ottawa if any event occurs which renders impossible of satisfaction in any material respect one or more of the conditions to the obligations of Ottawa to effect the Merger as set forth in Sections VI.A. and C. herein and non-compliance is not waived by Ottawa.

     B. If Ottawa shareholders, acting at a meeting held for the purpose of voting upon this Agreement and the Agreement of Merger, fail to approve such agreements in the manner required by law, then this Agreement and the Agreement of Merger shall be deemed to be automatically terminated, provided that Ottawa must be in compliance with Section IV, Paragraph A hereof.

     C. Upon termination as provided in this Section, this Agreement and the Agreement of Merger, except for the provisions of Paragraphs D, H, J and K of
Section VII hereof shall be void and of no further force or effect, and, except as provided in Paragraph H of Section VII hereof, neither party hereto not in material breach or default of its representations, warranties and covenants hereunder shall have any liability of any kind to the other party including but not limited to liability for expenses incurred by the other party in connection with this transaction; provided that no such termination shall relieve a breaching party from liability for any uncured willful breach of a covenant, undertaking, representation or warranty giving rise to such termination.

     D. Fifth Third and Ottawa agree that irreparable damage would occur and that neither Fifth Third nor Ottawa would have any adequate remedy at law in the event that any of the provisions of this Agreement are not performed in accordance with their specific terms or were otherwise breached. If any action is brought by either party to enforce this Agreement, the other party shall waive the defense that there is an adequate remedy at law. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any federal court located in the State of Ohio or an Ohio state court, this being in addition to any other remedy to which they are entitled at law or in equity.

IX.  CLOSING AND EFFECTIVE TIME

     The consummation of the transactions contemplated by this Agreement shall take place at a closing to be held at the offices of Fifth Third in Cincinnati, Ohio on a Friday which is as soon as is reasonably possible following the date that all of the conditions precedent to closing set forth in Section VI hereof, including the waiting period required by any banking or financial services holding company regulatory agency after its approval of the Merger is issued before the transaction may be consummated, have been fully met or effectively waived (the "Closing Date"). Pursuant to the filing of articles or a certificate of merger (which shall be acceptable to Ottawa and Fifth Third) with the Secretary of the State of Ohio in accordance with law and this Agreement, the Merger provided for herein shall become effective at the close of business on said day (the "Effective Time"). By mutual agreement of the parties, the closing may be held at any other time or place or on any other date and the effectiveness of the Merger (and the Effective Time) may be changed by such mutual agreement. None of the representations, warranties and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for agreements of the parties which by their terms are intended to be performed after the Effective Time.

X.  AMENDMENT

     This Agreement may be amended, modified or supplemented by the written agreement of Ottawa and Fifth Third upon the authorization of each company's respective Board of Directors at any time before or after approval of the Merger and this Agreement by the shareholders of Ottawa, but after any such approval by the shareholders of Ottawa no amendment shall be made (without further shareholder approval) which changes in any manner adverse to such shareholders the consideration to be provided to such shareholders pursuant to this Agreement and the Agreement of Merger.

XI.  GENERAL

     This Agreement was made in the State of Ohio and shall be interpreted under the laws of the United States and the State of Ohio. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns but except as specifically set forth herein none of the provisions hereof shall be binding upon and inure to the benefit of any other person, firm or corporation whomsoever. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned or transferred by operation of law or otherwise by any party hereto without the prior written consent of the other party hereto; provided, however, that the merger or consolidation of Fifth Third shall not be deemed an assignment hereunder if Fifth Third is the surviving corporation in such merger or consolidation and Fifth Third Common Stock shall thereafter continue to be publicly traded and issuable to Ottawa shareholders pursuant to the terms of this Agreement.

XII.  COUNTERPARTS

     This Agreement may be executed in any number of counterparts, each of which shall be deemed an original for all purposes but such counterparts taken together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date hereinabove set forth.

                                          FIFTH THIRD BANCORP

(SEAL)                                       By: /s/ ROBERT P. NIEHAUS
                                              ----------------------------------
                                                      Robert P. Niehaus
                                                   Executive Vice President

                                          Attest: /s/ PAUL L. REYNOLDS
                                              ----------------------------------
                                                       Paul L. Reynolds
                                                     Assistant Secretary

                                          OTTAWA FINANCIAL CORPORATION

(SEAL)                                       By: /s/ DOUGLAS J. IVERSON
                                              ----------------------------------

                                                      Douglas J. Iverson


                                                   Chief Executive Officer


                                          Attest: /s/ RONALD L. HANN
                                              ----------------------------------

                                                        Ronald L. Hann


                                              President, Chief Operating Officer


                                                        and Secretary

                                                                         ANNEX B

August 31, 2000

Board of Directors
Ottawa Financial Corporation
245 Central Avenue
Holland, Michigan 49423

Dear Gentlemen:

     You have requested our opinion as an independent investment banking firm regarding the fairness, from a financial point of view, to the stockholders of Ottawa Financial Corporation ("OFCP"), of the consideration to be paid by Fifth Third Bancorp ("FITB") in the merger (the "Merger") between OFCP and FITB. We have not been requested to opine as to, and our opinion does not in any manner address, OFCP's underlying business decision to proceed with or effect the Merger.

     Pursuant to the Agreement and Plan of Merger, dated August 31, 2000, by and among OFCP and FITB (the "Agreement"), at the effective time of the Merger, FITB will acquire all of OFCP's issued and outstanding shares of common stock. FITB will issue to the holders of OFCP's common stock .5400 shares of FITB common stock if the Average Closing Price (as defined in the "Agreement") is equal to or greater than $40.75; or that number of shares or percentage of a share of Fifth Third common stock obtained by dividing $22.01 by the Average Closing Price if the Average Closing Price is less than $40.75 . The complete terms of the proposed transaction are described in the Agreement, and this summary is qualified in its entirety by reference thereto.

     Keefe, Bruyette & Woods, Inc., as part of its investment banking business, is regularly engaged in the evaluation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, and distributions of listed and unlisted securities. We are familiar with the market for common stocks of publicly traded banks, savings institutions and bank and savings institution holding companies.

     In connection with this opinion we reviewed certain financial and other business data supplied to us by OFCP including (i) the Agreement and Plan of Merger by and among OFCP and FITB, (ii) Annual Report, Proxy Statement and Form 10-K for the years ended December 31, 1997, 1998 and 1999, (iii) Form 10-Q for the quarters ended March 31, 2000 and June 30, 2000 and other information we deemed relevant. We discussed with management and the boards of directors of OFCP and its wholly owned subsidiary, AmeriBank, the current position and prospective outlook for OFCP. We considered historical quotations and the prices of recorded transactions in OFCP's common stock over the last three years. We reviewed financial and stock market data of other savings institutions, particularly in the Midwestern region of the United States, and the financial and structural terms of several other recent transactions involving mergers and acquisitions of savings institutions or proposed changes of control of comparably situated companies.

     For FITB, we reviewed the audited financial statements, 10-K's, and Proxy Statements for the years ended December 31, 1997, 1998, and 1999, and Form 10-Q for the quarters ended March 31, 2000 and June 30, 2000 and certain other information deemed relevant. We also discussed with management of FITB, the current position and prospective outlook for FITB.

     For purposes of this opinion we have relied, without independent verification, on the accuracy and completeness of the material furnished to us by OFCP and FITB and the material otherwise made available to us, including information from published sources, and we have not made any independent effort to verify such data. With respect to the financial information, including forecasts and asset valuations we received from OFCP, we assumed (with your consent) that they had been reasonably prepared reflecting the best currently available estimates and judgment of OFCP's management. In addition, we have not made or obtained any independent appraisals or evaluations of the assets or liabilities, and potential and/or contingent liabilities of OFCP or FITB. We have further relied on the assurances of management of OFCP and FITB that they are not aware of any facts that would make such information inaccurate or misleading. We express no opinion on

Board of Directors
Ottawa Financial Corporation
August 31, 2000
Page  2

matters of a legal, regulatory, tax or accounting nature or the ability of the Merger, as set forth in the Agreement, to be consummated.

     In rendering our opinion, we have assumed that in the course of obtaining the necessary approvals for the Merger, no restrictions or conditions will be imposed that would have a material adverse effect on the contemplated benefits of the Merger to OFCP or the ability to consummate the Merger. Our opinion is based on the market, economic and other relevant considerations as they exist and can be evaluated on the date hereof.

     Consistent with the engagement letter with you, we have acted as financial advisor to OFCP in connection with the Merger and will receive a fee for such services. In addition, OFCP has agreed to indemnify us for certain liabilities arising out of our engagement by OFCP in connection with the Merger.

     Based upon and subject to the foregoing, as outlined in the foregoing paragraphs and based on such other matters as we considered relevant, it is our opinion that as of the date hereof, the consideration to be paid by FITB in the Merger is fair, from a financial point of view, to the stockholders of OFCP.

     This opinion may not, however, be summarized, excerpted from or otherwise publicly referred to without our prior written consent, although this opinion may be included in its entirety in the proxy statement of OFCP used to solicit stockholder approval of the Merger. It is understood that this letter is directed to the Board of Directors of OFCP in its consideration of the Agreement, and is not intended to be and does not constitute a recommendation to any stockholder as to how such stockholder should vote with respect to the Merger.

Very truly yours,

Keefe, Bruyette, & Woods, Inc.

                     INFORMATION NOT REQUIRED IN PROSPECTUS

INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 1701.13(E) of the Ohio Revised Code provides that a corporation may indemnify or agree to indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, other than an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, member, manager, or agent of another corporation, domestic or foreign, nonprofit or for profit, a limited liability company, or a partnership, joint venture, trust, or other enterprise, against expenses, including attorney's fees, judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if he had no reasonable cause to believe his conduct was unlawful.

     The termination of any action, suit, or proceeding by judgment, order, settlement, or conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, that he had reasonable cause to believe that his conduct was unlawful. Section 1701.13(E)(2) further specifies that a corporation may indemnify or agree to indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor, by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, member, manager, or agent of another corporation, domestic or foreign, nonprofit or for profit, a limited liability company, or a partnership, joint venture, trust, or other enterprise, against expenses, including attorney's fees, actually and reasonably incurred by him in connection with the defense or settlement of such action or suit, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of (a) any claim, issue, or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless, and only to the extent, that the court of common pleas or the court in which such action or suit was brought determines, upon application, that, despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court of common pleas or such other court shall deem proper, and (b) any action or suit in which the only liability asserted against a director is pursuant to Section 1701.95 of the Ohio Revised Code concerning unlawful loans, dividends and distribution of assets.

     In addition, Section 1701.13(E) requires a corporation to pay any expenses, including attorney's fees, of a director in defending an action, suit, or proceeding referred to above as they are incurred, in advance of the final disposition of the action, suit, or proceeding, upon receipt of an undertaking by or on behalf of the director in which he agrees to both (1) repay such amount if it is proved by clear and convincing evidence that his action or failure to act involved an act or omission undertaken with deliberate intent to cause injury to the corporation or undertaken with reckless disregard for the best interests of the corporation and (2) reasonably cooperate with the corporation concerning the action, suit, or proceeding. The indemnification provided by
Section 1701.13(E) shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under the articles of incorporation or code of regulations of Fifth Third.

     The code of regulations of Fifth Third provides that Fifth Third shall indemnify each director and each officer of Fifth Third, and each person employed by Fifth Third who serves at the written request of the President of Fifth Third as a director, trustee, officer, employee or agent of another corporation, domestic or foreign, nonprofit or for profit, to the full extent permitted by Ohio law. Fifth Third may indemnify assistant officers, employees and others by action of the Board of Directors to the extent permitted by Ohio law.

     Fifth Third carries directors' and officers' liability insurance coverage which insures its directors and officers and the directors and officers of its subsidiaries in certain circumstances.

EXHIBITS AND FINANCIAL STATEMENT SCHEDULES


DOCUMENT                                                      EXHIBIT          REFERENCE
--------                                                      -------          ---------
Affiliation Agreement (excluding exhibits) dated as of          2        Included in Annex A
August 31, 2000 by and between Fifth Third Bancorp and
Ottawa Financial Corporation
Amended Articles of Incorporation of Fifth Third Bancorp, as    3.1      Incorporated by
amended                                                                  Reference (1)
Code of Regulations of Fifth Third Bancorp, as amended          3.2      Incorporated by
                                                                         Reference (2)
Opinion of counsel employed by Fifth Third Bancorp as to the    5        (4)
legality of the securities being issued
Opinion of Graydon Head & Ritchey LLP to Fifth Third as to      8
tax matters
1999 Annual Report to Shareholders of Fifth Third Bancorp      13.1      Incorporated by
                                                                         Reference (3)
Subsidiaries of Fifth Third Bancorp                            21        Incorporated by
                                                                         Reference (3)
Consent of Deloitte & Touche LLP                               23.1
Consent of Crowe, Chizek & Company LLP                         23.2
Consent of Keefe, Bruyette & Woods, Inc.                       23.3      (4)
Consent of counsel employed by Fifth Third Bancorp             23.4      Included in Exhibit 5
Consent of Graydon Head & Ritchey LLP                          23.5      Included in Exhibit 8
A power of attorney where various individuals authorize the
signing of their names to any and all amendments to this
registration statement and other documents submitted in
connection herewith was contained on the first page of the
signature pages following Part II of the registration
statement                                                      24        (4)
Fairness Opinion of Keefe, Bruyette & Woods, Inc. (set forth   99.1      Included in Annex B
in Annex B to the proxy statement/prospectus included in
this registration statement)
Form of Proxy Card for Special Meeting                         99.2
Form of Notice of Special Meeting of Ottawa Shareholders       99.3


---------------

(1) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2000.

(2) Filed with the Securities and Exchange Commission as an exhibit to a registration statement on Form S-4, Registration No. 33-63966.

(3) Incorporated by reference to the Registrant's Annual Report on Form 10-K filed for the year ended December 31, 1999.


(4) Previously filed.


UNDERTAKINGS

     (1) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (2) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

     (3) The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (2) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (4) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     (5) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

     (6) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     (7) The undersigned Registrant hereby undertakes:

          (a) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by section 10 (a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of a prospectus filed with the Commission pursuant to Rule 424 (b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     Provided, however, that paragraphs (7)(a)(i) and (7)(a)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to section 13 or 15 (d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

          (b) That, for the purpose of determining liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-4, and has duly caused this Amendment No. 1 to Registration Statement No. 333-47428 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cincinnati, State of Ohio, on October 19, 2000.


                                          FIFTH THIRD BANCORP

                                          By: /s/ GEORGE A. SCHAEFER, JR.
                                            ------------------------------------
                                              George A. Schaefer, Jr.
                                              President and Chief Executive
                                              Officer


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 Registration Statement No. 333-47428 has been signed by the following persons in the capacities and on the dates indicated.



Principal Executive Officer:

/s/ GEORGE A. SCHAEFER, JR.           Date: October 19, 2000
------------------------------------
George A. Schaefer, Jr.
President and Chief Executive
Officer

Principal Financial Officer:

/s/ NEAL E. ARNOLD                    Date: October 19, 2000
------------------------------------
Neal E. Arnold
Chief Financial Officer, Executive
Vice President and Treasurer

Principal Accounting Officer:

/s/ ROGER W. DEAN                     Date: October 19, 2000
------------------------------------
Roger W. Dean
Controller

Directors of the Company:

/s/ DARRYL F. ALLEN*                  Date: October 19, 2000
------------------------------------
Darryl F. Allen

                                      Date:
------------------------------------
John F. Barrett

                                      Date:
------------------------------------
Gerald V. Dirvin

                                      Date:
------------------------------------
Thomas B. Donnell

/s/ RICHARD T. FARMER*                Date: October 19, 2000
------------------------------------
Richard T. Farmer

                                      Date:
------------------------------------
Joseph H. Head, Jr.

/s/ JOAN R. HERSCHEDE*                Date: October 19, 2000
------------------------------------
Joan R. Herschede

/s/ ALLEN M. HILL*                    Date: October 19, 2000
------------------------------------
Allen M. Hill

/s/ WILLIAM G. KAGLER*                Date: October 19, 2000
------------------------------------
William G. Kagler

/s/ JAMES D. KIGGEN*                  Date: October 19, 2000
------------------------------------
James D. Kiggen

/s/ JERRY L. KIRBY*                   Date: October 19, 2000
------------------------------------
Jerry L. Kirby

                                      Date:
------------------------------------
Robert L. Koch, II

/s/ MITCHEL D. LIVINGSTON, PH.D.*     Date: October 19, 2000
------------------------------------
Mitchel D. Livingston, Ph.D.

/s/ ROBERT B. MORGAN*                 Date: October 19, 2000
------------------------------------
Robert B. Morgan

/s/ DAVID E. REESE*                   Date: October 19, 2000
------------------------------------
David E. Reese

/s/ JAMES E. ROGERS*                  Date: October 19, 2000
------------------------------------
James E. Rogers

                                      Date:
------------------------------------
Brian H. Rowe

/s/ GEORGE A. SCHAEFER, JR.           Date: October 19, 2000
------------------------------------
George A. Schaefer, Jr.

/s/ JOHN J. SCHIFF, JR.*              Date: October 19, 2000
------------------------------------
John J. Schiff, Jr.

                                      Date:
------------------------------------
Donald B. Shackelford

                                      Date:
------------------------------------
Dennis J. Sullivan, Jr.

                                      Date:
------------------------------------
Dudley S. Taft

                                      Date:
------------------------------------
Thomas W. Traylor

                                      Date:
------------------------------------
Alton C. Wendzel

* /s/ GEORGE A. SCHAEFER, JR.         Date: October 19, 2000
------------------------------------
George A. Schaefer, Jr.
as attorney-in-fact pursuant to a
power of attorney previously filed